As submitted confidentially to the U.S. Securities and Exchange Commission on January 17, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on [●] 2024

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKK Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrants name into English)

Cayman Islands	1623	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

27 First Lok Yang Road

Singapore 629735

+65 6334 3831

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Ficksman R. Joilene Wood Troy Gould PC 1801 Century Park East Suite 1600 Los Angeles, CA 90067-2367 Tel: (310) 553-4441	Mitchell Goldsmith Alan Gilbert Taft Stettinius & Hollister LLP 111 East Wacker Drive Suite 2600 Chicago, IL 60601-4208 Tel: (312) 527-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus (the “Public Offering Prospectus”) to be used for the initial public offering of 2,500,000 ordinary shares of the Registrant (the “Ordinary Shares”) through the underwriter named in the Underwriting section of the Public Offering Prospectus, of which 1,750,000 Ordinary Shares are offered by the Registrant and an aggregate of 750,000 Ordinary Shares are offered by the Selling Shareholders.

●	Resale Prospectus. A prospectus to be used for the potential resale by the Resale Shareholders of in aggregate 1,647,999 Ordinary Shares of the registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	the Offering section in the Prospectus Summary section on page 13 of the Public Offering Prospectus is removed and replaced with the Offering section on page Alt-1 of the Resale Prospectus;

●	they contain different Use of Proceeds sections on page 34 of the Public Offering Prospectus which are removed and replaced with the Use of Proceeds section on page Alt-1 of the Resale Prospectus;

●	the Capitalization and Dilution sections on page 35 and page 37 of the Public Offering Prospectus are deleted from the Resale Prospectus respectively;

●	a Resale Shareholders section is included in the Resale Prospectus beginning on page Alt-1 of the Resale Prospectus;

●	references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus;

●	the Underwriting section on page 115 of the Public Offering Prospectus is removed and replaced with a Plan of Distribution section on page Alt-2 of the Resale Prospectus;

●	the Legal Matters section on page 119 of the Public Offering Prospectus is removed and replaced with the Legal Matters on page Alt-3 of the Resale Prospectus; and

●	the outside back cover of the Public Offering Prospectus is deleted from the Resale Prospectus.

The Registrant has included in this Registration Statement, after the financial statements, a set of alternate pages (the “Alternate Pages”) to reflect the foregoing differences of the Resale Prospectus as compared to the Public Offering Prospectus.

The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by Resale Shareholders.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated January 17, 2024

SKK Holdings Limited

2,500,000 Ordinary Shares

This is an initial public offering of our ordinary shares, of par value at US$0.00025 per share (the “Ordinary Shares”). We are offering 1,750,000 Ordinary Shares and the Selling Shareholders are offering an aggregate of 750,000 Ordinary Shares to be sold in the offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholders. We anticipate that the initial public offering price of the Ordinary Shares will be between US$4.00 and US$5.00 per Ordinary Share.

Prior to this offering, there has been no public market for our Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange under the symbol “SKK”. This offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 14 to read about factors you should consider before buying our Ordinary Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Being an Emerging Growth Company and Implications of Being a Foreign Private Issuer beginning on page 12 and page 12 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands as an exempted company. As a holding company with no operations, we conduct all of our operations through our wholly-owned subsidiaries in Singapore. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands as an exempted company.

Investors of our Ordinary Shares should be aware that they do not directly hold equity interests in the Singaporean operating entities, but rather are purchasing equity solely in SKK Holdings Limited, the Cayman Islands holding company, which indirectly owns 100% equity interests in the Singaporean subsidiaries.

Upon completion of this offering, our issued and outstanding shares will consist of 15,625,000 Ordinary Shares. We will be a controlled company as defined under the Nasdaq Capital Market Marketplace Rule 5615(c) because, immediately after the completion of this offering, Ms. Liao will own 7,823,713 Ordinary Shares representing approximately 50.07% of the voting power of our issued and outstanding Ordinary Shares.

	Per Share		Total(4)
Initial public offering price(1)	US$	4.5000	US$	11,250,000	(4)
Underwriting discounts and commissions(2)	US$	0.3375	US$	843,750
Proceeds to the Company before expenses(3)	US$	4.1625	US$	7,284,375
Proceeds to the Selling Shareholders before expenses(3)	US$	4.1625	US$	3,121,875

(1) Initial public offering price per share is assumed to be US$4.50 (being the mid-point of the offer price range).

(2) We have agreed to pay the underwriter a discount equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 115.

(3) Excludes fees and expenses payable to the underwriter. The total amount of underwriter expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 110.

(4) Includes US$7,875,000 gross proceeds from the sale of 1,750,000 Ordinary Shares offered by our Company and US$3,375,000 gross proceeds from the sale of 750,000 in aggregate Ordinary Shares offered by the Selling Shareholders.

If we complete this offering, net proceeds will be delivered to us and the Selling Shareholders on the closing date.

The underwriter expects to deliver the Ordinary Shares to the purchasers against payment on or about [●], 2024.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Bancroft Capital, LLC

The date of this prospectus is [●], 2024.

Through and including [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholders nor the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholders nor the underwriter take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

1

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on December 31 of each year. References in this prospectus to a financial year, such as “financial year 2022”, relate to our financial year ended December 31 of that calendar year.

For the sake of undertaking a public offering of its Ordinary Shares, effective [●], 2024, the Company completed a series of reorganizing transactions resulting in 13,875,000 Ordinary Shares outstanding as of the date of this prospectus, which have been retroactively restated to the beginning of the first period presented herein.

On January 8, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, Xiaoyan Liao surrendered 3,298,095 ordinary shares, Chun Seong Ng surrendered 936,869 ordinary shares, Teck Shen Tang surrendered 278,250 ordinary shares, Ease Joy Holdings Limited surrendered 250,425 ordinary shares, Novel Challenge Limited surrendered 250,425 ordinary shares, Ace Champion Investments Limited surrendered 275,468 ordinary shares and Falcon Summit Holdings Limited surrendered 275,468 ordinary shares to the Company, respectively. Unless otherwise indicated, all references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the 1:4 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on January 8, 2024 as if they had occurred at the beginning of the earlier period presented.

Financial Information in United States Dollars

Our reporting currency is the United States Dollar. This prospectus also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars were made at S$1.3495 to US$1.00 for amounts relevant to the six months ended June 30, 2023, S$1.3902 to US$1.00 for amounts relevant to the six months ended June 30, 2022, S$1.3468 to US$1.00 for amounts relevant to the financial year ended December 31, 2022, and S$1.3522 to US$1.00 for amounts relevant to the financial year ended December 31, 2021, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this prospectus could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

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MARKET AND INDUSTRY DATA

Certain market data, statistical data and other industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Report of Frost & Sullivan, a third independent party global research organization, commissioned by the Company. Although industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable, we have not independently verified such data and forecasts. This information involves a number of assumptions and limitations, and if any one or more of the assumptions or limitations underlying such data and forecasts are later found to be incorrect, actual results may differ from the projections based on these assumptions. You are cautioned not to give undue weight to such data and forecasts. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	changes in the laws, regulations, policies and guidelines in Singapore;
●	the regulatory environment in Singapore;
●	competition in the civil engineering services sector of the construction industry in Singapore;
●	reliance on certain customers for a significant portion of our revenue;
●	developments related to the COVID-19 pandemic, including with respect to the success of any vaccines and the ability of economies and our customers to recover from the economic effects of the pandemic;
●	political instability in Singapore;
●	breaches of laws or regulations in the operation and management of our current and future businesses and assets;
●	the overall economic environment and general market and economic conditions in Singapore;
●	our ability to execute our strategies;
●	changes in the need for capital and the availability of financing and capital to fund these needs;
●	our ability to anticipate and respond to changes in the civil engineering services sector of the construction industry (more particularly that in relation to subsurface utility works), the markets in which we operate, and in customer demands, trends and preferences;
●	war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events, man-made disasters and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;
●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;
●	exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;
●	changes in interest rates or rates of inflation; and
●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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DEFINITIONS

Except where the context otherwise requires and for purposes of this prospectus only, references in this prospectus to:

“Ace Champion” means Ace Champion Investments Limited, a company incorporated in the BVI and wholly-owned by Mr. Ching Ping Cheung, Stephen, an Independent Third Party, which owns 4.95% of our issued and outstanding Shares prior to this offering and is one of the Selling Shareholders.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of our Company adopted on [●], 2024 and as supplemented, amended or otherwise modified from time to time. A copy of the Amended and Restated Memorandum and Articles of Association are filed as Exhibit [●] to our Registration Statement of which this prospectus forms a part.

“BCA” means Building and Construction Authority of Singapore.

“Board” means the board of directors of our Company.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means British Virgin Islands.

“Company” or “our Company” means SKK Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on March 27, 2023.

“Companies Act” means the Companies Act (2021 Revision) of the Cayman Islands.

“Control Order Regulations” means the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 of Singapore, as amended, supplemented and/or otherwise modified from time to time.

“COVID-19” means the Coronavirus Disease 2019.

“COVID-19 Act” means COVID-19 (Temporary Measures) Act 2020 (No. 14 of 2020) of Singapore, as amended, supplemented and/or otherwise modified from time to time.

“Directors” means the directors of our Company as at the date of this prospectus, unless otherwise stated.

“Ease Joy” means Ease Joy Holdings Limited, a company incorporated in the BVI and wholly-owned by Mr. Kok Chuah Tan, an Independent Third Party, which owns 4.50% of our issued and outstanding Shares prior to this offering and is one of the Selling Shareholders.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“Falcon Summit” means Falcon Summit Holdings Limited, a company incorporated in the BVI and owned as to 50% and 50% by Mr. Seow Gee Tan and Mr. Teo Siong Gay, both Independent Third Parties, respectively, which owns 4.95% of our issued and outstanding Shares prior to this offering and is one of the Selling Shareholders.

“Frost & Sullivan” means Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting and an Independent Third Party.

5

“FWL” means foreign worker levy, which is a pricing mechanism to regulate the number of foreign workers in Singapore.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or, as the case may be, their predecessors.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

“HDD” means horizontal directional drilling which is a trenchless method of installing underground pipes, cables, or conduits with minimal surface disruption.

“Independent Directors Nominees” means the independent non-Executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of our Company.

“ISO 9001” means the internationally recognized standard for quality management systems.

“ISO 45001” means the internationally recognized standard for occupational health and safety management systems, which replaced OHSAS 18001 since March 2018.

“JTC” means JTC Corporation, formerly known as Jurong Town Corporation, a statutory board under the Ministry of Trade and Industry that champions sustainable industrial development.

“Lockdown Measures” means measures taken by governmental authorities, businesses, other organizations and individuals in response to the COVID-19 pandemic, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns.

“MOM” means the Ministry of Manpower of Singapore.

“Mr. Ng” means Mr. Chun Seong Ng, one of our Executive Directors, our Chief Operating Officer and a shareholder of our Company.

“Mr. Sze” means Mr. Koon Kiat Sze, our Chief Executive Officer and the spouse of Ms. Liao.

“Mr. Tang” means Mr. Teck Shen Tang, our Project Director (M&E) and a shareholder of our Company.

“Mr. Wong” means Mr. Kok Leong Wong, James, our Project Director (Power/Telecom).

“Ms. Liao” means Ms. Xiaoyan Liao, one of our Executive Directors, our Human Resources and Administrative Director, the controlling shareholder of our Company, the spouse of Mr. Sze and one of the Selling Shareholders.

“Novel Challenge” means Novel Challenge Limited, a company incorporated in the BVI and wholly-owned by Mr. Che Wah Quek, an Independent Third Party and which owns 4.50% of our issued and outstanding Shares prior to this offering.

“OHSAS 18001” means the international standard for occupational health and safety management systems, which was replaced by ISO 45001 since it was published in March 2018 and organizations that are certified to OHSAS 18001 were able to migrate to ISO 45001 by March 2021 to retain a recognized certification.

“Resale Shareholders” means collectively Ace Champion, Falcon Summit and Ease Joy and each a “Resale Shareholder”.

6

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Selling Shareholders” mean collectively (i) Ms. Liao as to 400,000 Ordinary Shares, (ii) Ace Champion as to 50,000 Ordinary Shares; (iii) Falcon Summit as to 50,000 Ordinary Shares and (iv) Ease Joy as to 250,000 Ordinary Shares; all being existing shareholders of our Company that are selling a portion of their Ordinary Shares pursuant to this prospectus.

“Shares” or “Ordinary Shares” means ordinary shares of par value of US$0.001 each in the share capital of our Company.

“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

“SKK (M&E)” means SKK Works M & E Pte. Ltd., a company incorporated in Singapore on March 1, 2018 and a direct wholly-owned subsidiary of SKK.

“SKK” means SKK Works Pte. Ltd., a company incorporated in Singapore on October 16, 2013 and an indirect wholly-owned subsidiary of our Company.

“SKK Group” means SKK Group Limited, a company incorporated in the BVI on April 19, 2023, and a wholly-owned subsidiary of our Company.

“US$”, “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

“WSH” means the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Our Mission

Our mission is to deliver our subsurface civil engineering services in a timely, reliable and cost-efficient manner, with integrity and good workmanship to meet customers, safety and regulatory requirements. Our corporate objective is to achieve sustainable growth in our business and create long-term shareholders’ value for construction projects in Singapore.

Overview

We are a civil engineering service provider that specializes in subsurface utility works in Singapore and have participated in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. We were founded in 2013 by Mr. Sze, our Chief Executive Officer, together with, among others, Mr. Ng, one of our Executive Directors and our Chief Operating Officer. Our Executive Officers including Mr. Sze, Mr. Ng, Mr. Wong and Mr. Tang have over 28, 26, 18 and 15 years of experience in the field, respectively. As of the date of this prospectus, we were equipped with a fleet of five HDD rigs, 18 excavators and 36 vehicles and a staff over 140. We are one of the five major contractors in Singapore for horizontal directional drilling, or HDD works.

Competitive Strengths

We have over 10 years of established track record in providing timely, reliable and cost-effective civil engineering services in Singapore that cover subsurface utility works including power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control.

We have an experienced and dedicated management team with over 10 years of combined experience in civil engineering.

We are equipped with a diversified fleet of HDD rigs, excavators and vehicles in addition to dozens of other specialized pieces of equipment that enable us to take on various large-scale civil engineering services projects.

We have long-term strong and stable relationships with our material suppliers, subcontractors and customers.

Business strategies

Our principal objective is to sustain continuous growth in our business and strengthen our market position in the civil engineering service sector of the construction industry in Singapore. As such, we endeavor to expand our capacity as follows:

●	upgrade registration as a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, which is a designation under the Singapore building protocols that will enable us to take on larger and more sophisticated projects

●	expand and renew our fleet of equipment and vehicles

●	enhance and/or expand our workforce and facilities to keep up with our business expansion

●	expand our business through acquisitions, joint ventures and/or strategic alliances

While implementing the above strategies and business plans, we intend to adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

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Risks and Challenges

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 14 of this prospectus, which you should carefully consider before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Related to Our Business and Industry

●

we determine the tender price or quotation for a project based on our estimation of the time and costs involved, which may not be accurate, and any material deviation from our estimate may lead to cost overruns or even losses on our projects;

●	if we fail to retain business relationships with any of our five largest customers or to secure new customers, our business may be adversely affected;

●	inability to renew our existing registrations and licenses or cancellation or suspension of our existing registrations and licenses could materially affect our operations and financial performance;

●

social, economic, political and legal developments or instability, as well as any changes in government policies in Singapore could materially and adversely affect our business, results of operations, financial condition and business prospects;

●

any deterioration in the market conditions in the civil engineering services sector of the construction industry in Singapore may affect our business, results of operations, financial condition and business prospects;

●	we operate in a competitive market;

●	higher prices of material, subcontracting, labor and our other indirect costs may affect our results of operations and financial performance;

●	changes in existing laws, regulations and government policies, including those relating to environmental protection and labor safety, may cause us to incur additional costs;

●	over 84.0% of our workforce is made up of foreign labor and our inability to recruit and/or retain foreign labor could materially affect our operations and financial performance;

●	our business and operations may be materially and adversely affected in the event of a re-surgence of COVID-19;

●

we depend in part on our subcontractors to assist us in the implementation of our projects, and our failure to maintain stability in subcontracting costs and to monitor the performance of our subcontractors could harm our business;

●	the amount recognized as revenue by us may not be the same as the value of works eventually certified by our customers;

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●	inability to complete our projects on a timely basis could materially affect our financial performance and reputation or subject us to claims;

●	our operating margin may decline as a result of increasing material, subcontracting, labor and other indirect costs;

●	our customers may omit certain contract works by variation orders which can cause the total contract sum of that project to be reduced;

●	our success depends on our ability to maintain our reputation and our business and financial results may be harmed if there are events that damage our reputation;

●	the nature of our business exposes us to product liability claims and other legal proceedings;

●	we may not convert all of our backlog into revenue and cash flows;

●	failure to implement construction and engineering measures and procedures may lead to breach of laws or occurrence of personal injuries, property damage or fatal accidents;

●	we rely on a stable supply of skilled labor to complete our projects and may be unable to attract and retain enough labor to complete our projects in a timely manner;

●	our business operations are subject to adverse weather conditions and other construction risks which could affect our ability to meet scheduled commitments;

●	all of our revenue is derived from competitive tendering or quotation and the contracts are not recurring in nature;

●	there is no guarantee that we will receive progress payments in full on time, or at all;

●	we may implement business strategies and future plans that may not be successful;

●	we may need additional capital, and financing may not be available on terms acceptable to us, or at all;

●	if we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer;

●	we may fail to implement or maintain an effective system of internal control over financial reporting;

●	our business could be adversely affected by information technology systems breakdown or disruption; and

●	natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.

Risks Related to Our Securities and This Offering

●	an active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly;

●	we may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions;

●	the trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors;

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●	certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares;

●	if securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline;

●	the sale or availability for sale of substantial amounts of our Ordinary Shares, including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus, could adversely affect the market price;

●	short selling may drive down the market price of our Ordinary Shares;

●	because our public offering price per Share is substantially higher than our net tangible book value per Share, you will experience immediate and substantial dilution;

●	you must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price;

●	if we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences;

●	as a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;

●	Ms. Liao, and our Executive Directors and Executive Officers as a whole, will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote;

●	as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market or another national securities exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market or another national securities exchange corporate governance listing standards;

●	you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law;

●	recently introduced economic substance legislation of the Cayman Islands may impact us or our operations;

●	certain judgments obtained against us by our shareholders may not be enforceable;

●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	we are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies;

●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

●	we will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange;

●	if we fail to meet applicable listing requirements, the Nasdaq Capital Market or another national securities exchange may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline; and

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Corporate Information

We were incorporated in the Cayman Islands as an exempted company on March 27, 2023. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Our principal executive office is at 27 First Lok Yang Road Singapore 629735. Our telephone number at this location is +65 6334 3831. Our principal website address is https://www.skkworks.com.sg. The information contained on or accessible through our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon completion of this offering, Ms. Liao will own approximately 50.07% of our total issued and outstanding Ordinary Shares, representing approximately 50.07% of the total voting power. As a result, we will be a “controlled company” within the meaning of the Nasdaq Capital Market or another national securities exchange Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market or another national securities exchange listing rules. If we cease to be a foreign private issuer, we intend to rely on these exemptions. In addition, our controlling shareholders will be able to exert significant control over our management and affairs, including approval of significant corporate transactions, and may have interests that differ from yours. See “Risk factors - As a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the financial year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the three-year period prior thereto. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market or another national securities exchange. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market or another national securities exchange. Following this offering, we will rely on home country practice that a majority of the Directors on our board of Directors are not required to be independent directors.

Going Concern

Our independent auditors have issued a report raising doubt of our ability to continue as a going concern.

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The Offering

Offering Price	The initial public offering price will be between US$4.00 and US$5.00 per Ordinary Share.

Ordinary Shares offered by us	1,750,000 Ordinary Shares

Ordinary Shares offered by the Selling Shareholders	750,000 Ordinary Shares (of which Ms. Liao is selling 400,000 Ordinary Shares, Ace Champion is selling 50,000 Ordinary Shares, Falcon Summit is selling 50,000 Ordinary Shares and Ease Joy is selling 250,000 Ordinary Shares)

Ordinary Shares issued and outstanding prior to this offering	13,875,000 Ordinary Shares

Ordinary Shares to be issued and outstanding immediately after this offering	15,625,000 Ordinary Shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $6.14 million, based on an assumed initial public offering price of $4.50 per Ordinary Share, which is the mid-point of the offer price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to (i) expand and renew our fleet of equipment and vehicles; (ii) make addition and alteration works to our existing head office to provide for more office area and additional physical storage facilities as well as to build a dormitory to house our foreign workers to keep up with our plan to expand our business; (iii) expand our business through acquisitions, joint ventures and/or strategic alliances; (iv) repay certain of our shareholders for loans made to us to fund costs and expenses incurred in connection with this offering and obtaining a listing of our Shares on the Nasdaq Capital Market or another national securities exchange; and (v) for general working capital and corporate purposes. See “Use of Proceeds”.

Lock-up	We have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. Furthermore, each of our Directors and Executive Officers and each of our existing shareholders have also entered into a similar lock-up agreement with the underwriters for a period of 12 months from the date of this prospectus, except for the Selling Shareholders with respect to the Ordinary Shares sold in this offering. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements.”

Risk factors	Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Proposed trading symbol	SKK

Transfer agent	V Stock Transfer, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; facsimile: 646-536-3179

Payment and settlement	The underwriter expects to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2024.

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RISK FACTORS

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We determine the tender price or quotation for a project based on our estimation of the time and costs involved, which may not be accurate, and any material deviation from our estimate may lead to cost overruns or even losses on our projects

We determine the tender price or quotation for a project based on our estimated project costs (which will largely depend on the amount of time required to complete the project) plus a mark-up margin. We have to maintain the competitiveness of our pricing while maximizing our profit margin. If we perceive keen competition on a particular project, we may submit a more competitive tender price or quotation with a lower mark-up margin, thereby reducing profitability. If the mark-up margin set by us is too low, we may be unable to cover the financial impact of any unfavorable circumstances during project implementation. On the other hand, if we try to allow for unfavorable circumstances and set a higher mark-up margin, our tender or quotation may become uncompetitive. There is no assurance that our pricing strategy and policy will be effective or responsive to market price changes and changes in customers’ demand or that we will always be able to price our tenders or quotations competitively, failing which may cause us to be unsuccessful in the tender or quotation, thereby resulting in a decrease in the number of projects that may be awarded to us. In turn, this would adversely affect our business, results of operations, financial condition and business prospects. Most of our contracts with customers do not have any price adjustment mechanisms to accommodate any fluctuation in costs. As there is no assurance that the costs estimated at the beginning of a contract will not be increased during the contract period, we have to bear the risk of increasing costs accordingly. Cost overruns may result from inaccurate estimations of time and costs, increases in the costs of labor, materials and subcontracting, additional costs derived from unexpected technical difficulties encountered during the progress of the projects and rectification of work defects, adverse weather conditions, disputes with parties involved in the projects, changes in the regulatory requirements and government policies, inflation and unforeseen problems and circumstances, some of which are beyond our control. Changes or disagreements regarding project execution such as workmanship and choice of materials, among other things, may occur in a project. Any of these may also give rise to delays in completion of works or even unilateral termination of contracts by our customers due to unsatisfactory performance. If we are unable to control our costs within our estimates or recover the extra costs and control the progress of our projects, we may suffer cost overruns or even losses on our projects which may adversely affect our profit margin and results of operations.

If we fail to retain business relationships with our five largest customers or secure new customers, our business may be adversely affected

During the six months ended June 30, 2023, revenue derived from our five largest customers, in the aggregate, accounted for approximately 92.5%, of our total revenue and our largest customer accounted for approximately 30.9% of our revenue. During the financial years ended December 31, 2022 and 2021, revenue derived from our five largest customers, in the aggregate, accounted for approximately 85.9% and 92.0%, respectively, of our total revenue and our largest customer accounted for approximately 24.5% and 38.5% of our revenue, respectively. Because we have not entered into long-term contracts with any of our five largest customers, and our services are provided to them on a project-by-project basis, our ability to obtain new business and generate recurring revenue from them is dependent on our maintaining good business relationships with them and subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our key customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their marketing, development or expansion plans, their demand for our services may decrease or they may switch to only working with contractors that are willing to offer highly competitive tender/quotation prices or a longer progress payment period or to accept less commercially favorable terms. Any significant decrease in the number or contract value of projects obtained from our key customers and/or their significant delay in or failure to make payments could lead to loss of revenue and/or affect our liquidity and thus adversely affect our business. Accordingly, if we are unable to enter into business relationships with new customers to diversify our customer portfolio, our business may be adversely affected.

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Inability to renew our existing registrations and licenses or cancellation or suspension of our existing registrations and licenses could materially affect our operations and financial performance

We are regulated by the BCA and various other regulatory bodies in Singapore. These regulatory bodies stipulate the criteria that must be satisfied before registrations and licenses are granted to, and/or renewed and/or maintained for, our business. The maintenance and renewal of our registrations and licenses are subject to compliance with the relevant regulations. In particular, we are a Grade GB2 licensed general builder, Grade C1 contractor under the CW02 (civil engineering) workhead, Grade L5 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, Grade L1 contractor under the ME11 (mechanical engineering) workhead and Grade L6 contractor under the SY05 (electrical & electronic materials, products & components). The grading under the workhead also reflects the profile of a contractor and the limit on the value of each public sector project that a contractor can undertake, which potential customers may consider during tender/quotation invitation and/or tender/quotation evaluation. The requirements laid down by the BCA may change from time to time, and there is no assurance that we will be able to meet the changing requirements and maintain and/or renew our registrations and licenses.

Our registrations and licenses may be downgraded, suspended or cancelled if we fail to comply with the applicable requirements. Delay or refusal may also occur when renewing such registrations and licenses upon expiry. As we are a civil engineering service provider that specialize in subsurface utility works, all our projects are in the public sector and an inability to renew or maintain our existing workhead grading may reduce the number of project opportunities and the value of the public sector projects that we can tender/quote for, and have an adverse impact on our operations and financial performance. Failure to keep or renew our existing workhead categories could result in suspension of our business operations, restriction or prohibition of certain business activities, or commencement of new business, thereby materially and adversely affecting our business operation, financial position, financial results and prospects.

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects

All our assets and business operations are located in Singapore and all of our revenue during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021 was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments primarily in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as minimum wage), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in investment/development in the real estate sector and, in turn, affect our business, results of operations, financial condition and business prospects. We anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the construction industry, foreign investment, foreign labor, taxation and ownership and expropriation of property, as well as environmental or health and safety matters, in Singapore.

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Any deterioration in the market conditions in the civil engineering services sector of the construction industry in Singapore may affect our business, results of operations, financial condition and business prospects

All our projects are located in Singapore. The future growth and level of profitability of the civil engineering services sector of the construction industry in Singapore depend primarily upon the continuation of construction and building activities, the nature, extent and timing of which will be determined by the interplay of a variety of factors, in particular, the investments in infrastructure projects, as well as the general conditions and prospects of the local economy. Economic growth, urbanization, population growth, growth in construction output and/or tourism may increase the demand for infrastructure projects in Singapore, which in turn will increase the demand for civil engineering services in Singapore. Many other factors affect the civil engineering services sector of the construction industry in Singapore, including (i) general political, economic, financial and social developments in Singapore; (ii) fluctuations in interest rates; (iii) availability of skilled labor; (iv) local government policies; and (v) cyclical trends of the regional and global economies. If the civil engineering services sector of the construction industry in Singapore declines for any reason, our business, results of operations, financial condition and future prospects could be adversely affected.

We operate in a competitive market

The civil engineering services sector in Singapore is competitive and relatively fragmented. As at August 24, 2023, there were 884 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 179 are of Grade C1), 448 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 56 are of Grade L5 and 14 are of Grade L6), 832 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 564 are of Grade L1), and 342 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 42 are of Grade L6). Industry players generally compete with each other on market position, industry reputation, track record, relationships with project owners, main contractors and industry professionals, such as project managers, and financial standing. Some of our competitors may have more manpower and resources, more qualifications entitling them to provide a wider scope of civil engineering and/or construction services, longer operating histories, greater financial strength, stronger relationships with customers and/or more established brand names and market recognition than we have. When we price our tenders or quotations or fix a contract price with our customers, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations. If we fail to adapt to market conditions and customer preferences expediently or otherwise fail to provide a competitive bid as compared to our competitors, our potential customer may turn to our competitors. As a result, our business, results of operations, financial condition and business prospects may be materially and adversely affected.

Higher prices of material, subcontracting, labor and other indirect costs may affect our results of operations and financial performance

A significant portion of our cost of sales is comprised of material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses. During the six months ended June 30, 2023, our material costs, subcontracting costs, project related employee benefit expenses and miscellaneous project expenses totaled approximately $2.9 million. During the financial year ended December 31, 2022, our material costs, subcontracting costs, project related employee benefit expenses and miscellaneous project expenses totaled approximately $5.0 million and were approximately $7.8 million for the financial year ended December 31, 2021. Other ancillary costs include management costs, administrative costs, insurance costs and costs of institutional measures and government requirements. If labor costs, material costs and/or other indirect costs increase, our subcontractors may pass on the increase in their costs to us by increasing their subcontracting fees. If these costs continue to rise and we fail to pass on the increase to our customers, it could adversely impact our financial condition, operating results and cash flows.

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Changes in existing laws, regulations and government policies, including those relating to environmental protection and labor safety, may cause us to incur additional costs

Our business operations are governed by various laws, regulations and government policies in Singapore. The licensing requirements for contractors in our industry, as well as environmental protection and labor safety requirements, may change from time to time in each jurisdiction. We may be unable to comply with all these requirements in time, or at all, or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

Over 84.0% of our workforce is made up of foreign labor and inability to recruit and/or retain foreign labor could materially affect our operations and financial performance

Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of July 31, 2023, over 83.0% of our workforce was made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in FWL for foreign workers, or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is subject to the policies and regulations imposed by the MOM.

For example, the MOM imposes a quota on the number of foreign workers that the main contractor and its subcontractors can employ in respect of each construction project. Depending on the requirements of our projects, the tightening of such quota on the number of foreign workers that the main contractors and their subcontractors can employ could affect our operations and accordingly our business and financial performance. Any changes in the policies of the foreign workers’ countries of origin may affect the supply of foreign labor and cause disruptions to our operations which in turn may result in a delay in the completion of our projects. The MOM also imposes FWL for foreign workers (subject to changes as and when announced by the Singapore government) whereby the FWL for basic skilled workers under the construction sector is set at S$700 per head. Any increase in FWL will increase our operating expenses and will affect our financial performance.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19

The global pandemic outbreak of COVID-19 announced by the World Health Organization in March 2020 has generally only caused minor disruption to our operations as well as the operations of most of our customers and suppliers (except during the beginning of the COVID-19 pandemic when clusters were detected at multiple migrant worker dormitories in late March and April 2020 and a lot of our foreign workers were infected with COVID-19 or otherwise required to quarantine in their dormitories for over four months), as our businesses are classified as essential services by the Singapore government which were allowed to operate normally during the COVID-19 pandemic. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to fulfill our orders on time to our customers, experience a delay or shortage of raw materials, supplies and/or services by our suppliers or subcontractors, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our offices and workshop. In such event, our operations may be severely disrupted. If there is a resurgence of COVID-19, it may have a negative impact on the local, regional and global economy, which will have negative impacts on our customers’ businesses and hence our businesses will also be affected. All these may have a material and adverse effect on our business, financial condition and results of operations.

In addition, tightened travel restrictions by the Singapore or other governments may make it more difficult for us to hire suitable manpower from overseas jurisdictions. This may lead to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor which may be a material and adverse effect on our business, financial condition and results of operations.

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We depend in part on our subcontractors to assist us in the implementation of our projects, and our failure to maintain stability in subcontracting costs and to monitor the performance of our subcontractors could harm our business

Subcontracting costs may fluctuate as a result of changes in costs of labor and materials or project-specific requirements. Certain of our contracts with our customers are fixed-price contracts. Accordingly, if the amounts that we are required to pay to our subcontractors exceed our estimation due to project delays resulting from weather conditions or other unforeseen circumstances, we may suffer cost overruns or even losses. Moreover, if a subcontractor fails to provide services as required under a contract for any reason, we could be required to source another subcontractor. If we are unable to do so in a timely manner, delays or higher than anticipated subcontracting costs may be triggered, which can impact our overall project costs and hence our profitability.

There is also no assurance that our subcontractor selection and management system will always be effective to facilitate our monitoring of the performance of our subcontractors. If our subcontractors fail to deliver or they deliver substandard works, we may be unable to engage a replacement subcontractor to complete the works or rectify the substandard works in time, or at all. We also may be unable to replace materials of inferior quality procured by our subcontractors in time, or at all, other than at extra costs. Any material non-performance, delayed performance or substandard performance of our subcontractors could result in deterioration of the quality of our services or unexpected delays of our scheduled commitment dates or even our ability to complete the projects, which could in turn harm our reputation and potentially expose us to liability and damage claims under our contracts with our customers. Moreover, our subcontractors are subject to various laws, rules and regulations, such as laws, rules and regulations in relation to work site safety and work permits for foreign workers. There is no assurance that there will not be any violations by our subcontractors of any such laws, rules or regulations. If such a violation occurs in the sites for which we are responsible as a main contractor and results in fines, claims or lawsuits, either associated with personal injuries, death or damages to properties, against us or otherwise, our reputation, business, results of operations and financial conditions may be adversely affected. The stability of the operations of our major subcontractors, which is beyond our control, may also affect us. Any material disruptions to our subcontractors’ operations due to weather, riots, pandemic/epidemic, natural disaster, fire, breach of internal controls or other technical or mechanical problems could affect our project completion. If that occurs, our ability to achieve timely completion of our projects may be adversely affected and this, in turn, will affect our reputation, business, results of operations, financial condition and business prospects.

The amount recognized as revenue by us may not be the same as the value of works eventually certified by our customers

We generally recognize revenue from our projects with reference to the value of work performed based on the percentage of completion. Payments from our customers are generally made pursuant to our invoices prepared in accordance with the interim payment certificates as certified by our customers. Nevertheless, for any project where payment application has yet to be made by us, or where payment application has been made by us but is not yet certified as of the end of the relevant reporting period, we recognize the estimated revenue and the corresponding contract assets (being the right to payment for work performed that is conditional on something other than the passage of time) with reference to the percentage of completed works as confirmed by our in-house project manager. Disputes may arise between our customers and us as to whether the projects are properly done or whether the specified milestones are achieved satisfactorily for a particular period, and we may not recover the contract assets and/or receive the progress payments to which we are entitled for the relevant period within an expected timeframe. As such, revenue and the corresponding contract assets recognized by us on the projects may not necessarily be the same amount that is eventually certified.

Inability to complete our projects on a timely basis could materially affect our financial performance and reputation or subject us to claims

Our revenue is recognized on the percentage of completion method, and billing is based on approved monthly progress claims. Any delay in a project will therefore affect our billings, revenue, operational cash flows and financial performance. We are also required to pay our material suppliers and subcontractors regardless of such delay if the purchase orders have been fulfilled, therefore affecting our operational cash flows. A delay in the project can be due to various factors, including but not limited to, a shortage of manpower, a shortage of materials, delays by subcontractors or adverse weather. If the delay is caused by us, we are liable to pay our contracting parties for the liquidated damages stipulated in our contracts and our reputation (including the chance of being invited for future tenders/quotations and our tender/quotation success rate) could also be materially affected. If the delay is caused by our customers, we will also be unable to terminate our contracts with them or seek compensation from them as such clauses are typically not included in our contracts.

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Moreover, other than liquidated damages, we may also have to bear additional costs as our customers have the discretion, after giving us notice and regardless of our objections, hire or employ additional subcontractor, labor, machinery and equipment as they deem fit, to avoid or minimize further delay. We will have to bear the aforementioned costs, with administrative charges calculated as a percentage of the incurred costs. In addition, to minimize further delay, we are also obliged to incur overtime man hours and the related labor costs at our own expense. In such circumstances, our financial performance and operations will be adversely affected.

Our operating margin may decline as a result of increasing material, subcontracting, labor and other indirect costs

Our cost of sales is mainly comprised of material costs, subcontracting costs and project related employee benefit expenses. Other indirect costs include management costs, administrative costs, insurance costs and costs of government requirements. Indirect costs are affected by, among other things requirements imposed on contractors or subcontractors to implement more safety, environmental and health enhancements to keep accident rates low, to improve welfare requirements to ensure the well-being of workers, to obtain more certifications to fit customers’ tender/quotation requirements and to increase overhead costs for administrative purposes. If labor costs, material costs and/or the other indirect costs increase, our subcontractors may pass the increase in their costs onto us by increasing their subcontracting fees.

Material, subcontracting, labor and other indirect costs mentioned above are subject to increase by other factors that are generally unpredictable and beyond the control of contractors or subcontractors. If these costs continue to rise, and we fail to pass the increases on to our customers, our business may be materially and adversely affected.

Our customers may omit certain contract works by variation orders which can cause the total contract sum of that project to be reduced

Our project contracts generally have provisions empowering our customers to give instructions to vary the contract works by the issuance of variation orders, which we are obliged to follow. Such variation orders could relate to the addition, modification or omission of the contract works. For any cancellation of contract works, the total contract sum of that project will be reduced according to the schedule of rates included in the project contracts. If a customer omits or reduces a substantial amount of contract works resulting in a significant reduction of the total contract sum of a high-value sizeable project accounting for a significant portion of our revenue, our business, results of operations and financial conditions may be adversely affected.

Our success depends on our ability to maintain our reputation and our business and financial results may be harmed if there are events that damage our reputation

Our business, results of operations and prospects depend, in part, on our ability to maintain our reputation for providing high quality services. We could lose existing or potential customers and/or opportunities for securing new projects if our reputation were to be associated with any negative publicity, including negative complaints raised by unsatisfied customers that comes to the public’s attention. If we fail to successfully maintain, promote and position our brand and protect our reputation, our business, financial condition and operating results may be adversely affected.

The nature of our business exposes us to product liability claims and other legal proceedings

Our customers generally require a defect liability period (typically a period of 12 to 18 months after practical completion of a project) during which we are responsible for rectifying all defective works (if any) and may require a warranty period (which could range from two to three years after the issue of the certificate of practical completion) after practical completion during which we are responsible for making good all defects, damage or other faults arising from the choice of materials and performance of the works, which are our responsibilities under the relevant project contracts. There is no assurance that we and/or our subcontractors will be able to satisfy the aforementioned defect fixing requests. Even if we rectify such defects, or if we defend or settle such claims, our reputation, business, results of operations, financial condition and business prospects may be adversely affected.

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We could be involved in disputes, claims or lawsuits with our customers, material suppliers, subcontractors, workers (including our subcontractors’ workers) and other parties concerned with the projects from time to time (collectively the “Claims”), the nature of which may include (i) delay in completion of works; (ii) contractual disputes as to the value of work completed; (iii) defects of works or materials; (iv) damage to property and equipment; (v) personal injuries or death resulting from accidents or contracting disease; and (vi) labor compensation. Regardless of the merits of the Claims, we have to divert management resources and incur costs to handle them, which may affect our corporate image and reputation in the industry, especially if there were negative press coverage on the Claims. Other than for work injury insurance pursuant to Work Injury Compensation Act 2019 of Singapore, we currently do not maintain insurance coverage with respect to such Claims and we cannot assure that we will obtain insurance coverage with respect to such Claims on acceptable terms, if at all, or that any such insurance that we might obtain in the future will provide adequate coverage against potential claims. We may also face prosecutions relating to labor safety offenses arising from our or our subcontractors’ failure to comply with relevant work safety, health or environmental legislation from time to time. We cannot assure you that our safety measures and procedures are always sufficient and effective in ensuring our compliance with safety requirements or that they are strictly adhered to. We do not have full control over the manner in which our subcontractors deliver their services or implement their safety measures. Prosecutions relating to labor safety may cause us to incur significant costs or losses, and, if we are convicted of serious offenses or of a series of offenses within any prescribed period (where applicable), we may be unable to renew and/or maintain our qualifications and/or certifications. All these may materially and adversely affect our reputation and business.

We may not convert all of our backlog into revenue and cash flows

As of July 31, 2023, our sales backlog was approximately $10.0 million, which represented the total estimated contract value of works that remained to be completed as of that date. The total value of the sales backlog represents all amounts that are expected to be received as of the relevant date under the terms of signed agreements, assuming the agreements are performed in accordance with their terms.

Any substantial and unexpected downward adjustments to and cancellations of these contracts, especially with regard to any one or more sizeable contracts, would cause a substantial and immediate reduction in our backlog and the revenue and profit that we can actually generate, thereby potentially forcing us to draw on working capital to pay expenses that otherwise would have been paid out of cash flow from operations.

Projects may remain in our backlog for an extended period of time beyond the initially anticipated date due to various factors beyond our control. We cannot guarantee that the contract sums estimated in our backlog will be realized in a timely manner, or at all, or that they will result in profits if realized. Specifically, as a result of the effects of the COVID-19 pandemic, past and additional government mandated lockdowns and regulations may halt or delay project progress indefinitely. As a result, investors should not unduly rely on our backlog information or consider it as a reliable indicator of our future profits or results of operations.

Failure to implement construction and engineering measures and procedures may lead to breach of laws or occurrence of personal injuries, property damage or fatal accidents

If we or our subcontractors fail to follow and adopt all applicable construction and engineering measures and procedures, or to comply with any laws, rules or regulations, particularly in relation to health, safety and environmental matters, regardless of whether the violation is substantial or minor in nature, we may expose ourselves as primary obligor to prosecutions by the relevant authorities, and we may also be subject to claims for losses and damages if the violation causes personal injuries or death or damage to property, or to fines or other remedial measures. If such events occur, our reputation, business, results of operations and financial condition will be adversely affected. If there are any changes to such laws, rules or regulations which are applicable to us or our subcontractors, we may have to incur additional costs in complying with them, which in turn may adversely affect our profitability.

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We rely on a stable supply of skilled labor to complete our projects

Our projects are labor intensive. For any given project, we need to involve a large number of workers from different trades with different skills. Between 2014 and 2019, the number of construction employees in Singapore declined at a compounded annual rate of approximately 1.6%, and it is expected to decline further at a compounded annual rate of approximately 1.1% from 2020 to 2024 due to the aging workforce and the tertiary industry competing for workers in Singapore. The shortage in local labor has also driven up local labor costs, especially for skilled workers, and this, in turn, has caused our subcontractors to increase their subcontracting costs as they face the same labor shortage problem. As a result, we have been employing foreign workers in Singapore to make up for the local labor shortage and to reduce our labor costs. As of July 31, 2023, we employed 119 foreign employees, representing over 83.0% of our total number of employees. Any shortage in the supply of foreign labor or any unfavorable change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore, such as a substantial increase in foreign worker levy, a substantial decrease in quota for foreign workers or any additional restriction on the types of foreign labor that we can employ, may materially and adversely affect our operations and financial performance. Any increase in foreign worker levy will also increase our operating expenses and affect our results of operations and financial condition. Any increased difficulty in recruiting and/or retaining foreign labor or any material adverse change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore could affect our ability and costs to recruit, retain or replace foreign workers and if we do not have sufficient workforce to implement our current or future projects in a timely manner within our budget, our business, results of operations, financial condition and business prospects will be materially and adversely affected.

Our business operations are subject to adverse weather conditions and other construction risks which could affect our ability to meet scheduled commitments

Most of our project contracts are subject to specific completion schedule requirements with a liquidated damages penalty if we fail to meet the schedule. Such liquidated damages are typically levied at an agreed upon rate of the contract sum for each day of delay caused by us or by our subcontractors. We may be unable to extend the contractual time allowed for completing a project undertaken by us even though additional time is required due to (i) bad weather conditions and other acts of God; (ii) construction risks such as accidents, fire, suspension of water and electricity supplies and shortage of labor, materials and equipment; (iii) additional variations to the agreed upon plans as requested by customers; (iv) changing technical needs; (v) disputes with material suppliers or subcontractors; or (vi) changes in market conditions and other unforeseen problems that are beyond our control. In the event that delay is caused by the aforesaid circumstances, we may have to accelerate our work progress so as to meet the scheduled time for completion, and such accelerated works will typically incur additional costs (such as overtime payments to our workers), thereby adversely affecting the profitability of our business. Any delay in a project will affect our billing, revenue, operating cash flows and financial condition. Moreover, there may be an overlap in time between the completion of the delayed projects and the commencement of subsequent projects, which may create pressure on our Group’s manpower and financial resources. Further, if there is a delay in completion of our projects which subjects us to the payment of liquidated damages under the project contracts, this may adversely affect our liquidity and cash flows and our profit on such contracts may be reduced or we may have to suffer a net loss, which may have a material adverse effect on our reputation, business, results of operations, financial condition and business prospects.

All of our revenue is derived from competitive tendering or quotation and the contracts are not recurring in nature

We derive all of our revenue from contracts awarded through a competitive tender or quotation process and the contracts are not recurring in nature. The growth of our business depends on our tendering or quoting successfully. Our existing customers are not under any contractual obligation to give us the first right for any future projects nor are they obliged to enter into any contracts with us or engage our services for their subsequent projects. We have to go through a new tender or quotation process with them for each new project. Even if we are awarded with the contract in the end, there is no assurance that the terms and conditions of the new contract will be substantially the same as the old one. New tender or quotation is more challenging as we are not familiar with the working style and underlying requirements of the new customers, thus our chances of success are more uncertain. For each new tender or quotation, there is no assurance that (i) we would be able to meet the prerequisite requirements for tendering or quotation; (ii) we would be invited to or made aware of the tender or quotation process; (iii) the terms and conditions of the new contracts would be comparable to the existing contracts or commercially acceptable to us; and (iv) our tender or quotation would ultimately be selected by our existing or potential customer. In order to enhance our competitiveness in the tender or quotation process, we may have to agree to a contract price that is lower than our proposed tender price or quotation and/or offer more favorable terms to our customers. Even if we are prepared to do so, there is still no assurance that we will be awarded with the contract, thus we cannot guarantee that there will be sufficient new and sizeable projects in our pipeline to sustain our business and maintain or improve our current results of operations and financial conditions.

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There is no guarantee that we will receive progress payments in full on time, or at all

We generally receive progress payments with reference to the percentage of works done or the reaching of specified milestones. The customers issue an interim payment certificate certifying the work progress upon receiving our payment application. Depending on the terms and conditions of the relevant contract, our customers generally pay us within 30 to 45 days after the presentation of our invoice, which is issued after our receipt of the interim payment certificate. There is no assurance that our customers will remain solvent or that our customers will pay us the progress payments in full in a timely manner, or at all. We could be engaged in prolonged negotiation with our customers with respect to the settlement of progress payments or the final payment and could incur costs to enforce such payments from time to time. Any failure by our customers to make any payment on time or in full may have a material adverse effect on our liquidity. Any failure by our customers to eventually repay the retained amount to us may have a material adverse effect on our business, results of operations and financial condition.

We may implement business strategies and future plans that may not be successful

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our customer lists and information and business methods. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, cost us money to defend, distract the attention of our management and prevent us from offering some services. Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure where the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may exacerbate these risks.

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If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting or have appropriate accounting personnel with appropriate knowledge of US GAAP (as disclosed below) could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ordinary shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market or another national securities exchange, to regulatory investigations and to civil or criminal sanctions.

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We currently lack financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented and planned to implement a number of measures to address this material weakness. Prior to listing, we will engage an external consulting firm to assist us after listing with our financial reporting in US GAAP. We have allocated additional resources, including an external consultant with relevant U.S. GAAP and SEC reporting experience, to improve financial oversight function, to introduce formal business performance review process, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. In addition, we intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs.

Our business could be adversely affected by information technology systems breakdown or disruption

We depend on our information technology systems to (i) oversee our project progress; (ii) manage our working schedule; (iii) allocate our resources; (iv) review our performance; and (v) review our capacity, trace our project information and assess our project progress in a timely and systematic manner. We also depend on our information technology systems to assist us in providing material takeover estimates in our tendering/quotation process as well as our communication with our customers and their consultants. An extended breakdown or failure of our information technology systems could disrupt our operations and adversely affect our business, financial condition and results of operations.

Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance

The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in a country in which our material suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems, or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of the global COVID-19 pandemic has resulted in, and such other events could result in, among other things, operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. The occurrence of the global COVID-19 pandemic has caused, and these factors could also cause, consumer confidence and spending to decrease or result in increased volatility in local and global financial markets and economy. Such occurrences have had and could in the future have a material adverse effect on us and could also have indirect consequences, such as increases in the costs of insurance, if they result in significant loss of property or other insurable damage.

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Risks Related to Our Securities and This Offering

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions

We intend to list our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. concurrently with this offering. In order to continue listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Shares will continue to be listed on the Nasdaq Capital Market or another national securities exchange in the future.

If the Nasdaq Capital Market or another national securities exchange delists our Ordinary Shares and we are unable to list our Shares on another national securities exchange, we expect our Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market or another national securities exchange, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market or another national securities exchange, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors

The trading price of our Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares

In addition to the risks addressed above in “The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares, including the Ordinary Shares held by our Resale Shareholders that are being registered concurrently for resale in the Resale Prospectus, could adversely affect the market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering and from the sale of shares held by our Resale Shareholders through the Resale Prospectus, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in this offering, we have 13,875,000 Ordinary Shares outstanding. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and, subject to the terms of the Lock-Up Agreements, shares held by the Selling Shareholders that are not being sold in this offering may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act or, with respect to the Resale Shareholders pursuant to the Resale Prospectus. There will be 15,625,000 Ordinary Shares outstanding immediately after this offering. In connection with this offering, our Directors and Executive Officers named in the section “Management”, other than as a Selling Shareholder, have agreed not to sell any shares until 12 months after the date of this prospectus without the prior written consent of the representative of the underwriters, subject to certain exceptions, unless the underwriters release these securities from these restrictions. The Resale Shareholders may be willing to accept a lower sales price than the price investors pay in this offering, which could substantially lower the market price of our Ordinary Shares. We cannot predict what effect, if any, market sales of securities held by the Resale Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

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Short selling may drive down the market price of our Ordinary Shares

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per Share is substantially higher than our net tangible book value per Share, you will experience immediate and substantial dilution

If you purchase Shares in this offering, you will pay substantially more than our net tangible book value per Share. As a result, you will experience immediate and substantial dilution of US$3.97 per Share, representing the difference between our as adjusted net tangible book value per Share of US$0.53 as of October 31, 2023, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$4.50 per Share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price

We intend to use the net proceeds of this offering due to us as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds due to us from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

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Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

As a “controlled company” within the meaning of the Nasdaq Capital Market or another national securities exchange Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are and, upon the completion of this offering, will continue to be a “controlled company” as defined under the Nasdaq Capital Market or another national securities exchange Rules, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the Nasdaq Capital Market or another national securities exchange Rules, including (i) the requirement that a majority of our board of directors must be independent directors; (ii) the requirement that our director nominees must be selected or recommended solely by independent directors and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Ms. Liao, and our Executive Directors and Executive Officers as a whole, will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by Ms. Liao. Upon completion of this offering, Ms. Liao will control 50.07% of the voting power of our Ordinary Shares. As long as Ms. Liao owns or controls at least a majority of our outstanding voting power, she will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of Directors and the size of our Board of Directors, any amendment of our charter documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if Ms. Liao’s ownership falls below 50%, she will continue to be able to strongly influence or effectively control our decisions. Ms. Liao, collectively with our Executive Directors and Executive Officers (and their affiliated parties), will collectively control 69.46% of the voting power of our Ordinary Shares following the completion of this offering. Additionally, Ms. Liao’s interests, or the interests of our Executive Directors and Executive Officers as a whole, may not align with the interests of our other shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market or another national securities exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market or another national securities exchange corporate governance listing standards

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, we rely on a provision in the Nasdaq Capital Market or another national securities exchange corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market or another national securities exchange.

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For example, we are exempt from the Nasdaq Capital Market or another national securities exchange regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the Shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market or another national securities exchange. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market or another national securities exchange corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the U.S. securities laws. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. law) as well as from English common law. The decisions of the English courts are of highly persuasive authority, but are not binding on Cayman Islands courts (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no guarantee that the courts of the Cayman Islands would automatically recognize or enforce against us judgments of courts of Singapore or the United States predicated upon the civil liability provisions of the Singapore securities laws or the federal securities laws of the United States or any state. In addition, the courts of the Cayman Islands will not recognize and enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Recently introduced economic substance legislation of the Cayman Islands may impact us or our operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be is possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our Executive Officers, Directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market or another national securities exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market or another national securities exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Capital Market or another national securities exchange rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If we fail to meet applicable listing requirements, the Nasdaq Capital Market or another national securities exchange may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline

Assuming our Shares are listed on the Nasdaq Capital Market or another national securities exchange, we cannot assure you that we will be able to meet the continued listing standards of the Nasdaq Capital Market or another national securities exchange in the future. If we fail to comply with the applicable listing standards and the Nasdaq Capital Market or another national securities exchange delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on the Nasdaq Capital Market or another national securities exchange, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the Nasdaq Capital Market or another national securities exchange, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

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USE OF PROCEEDS

We expect to receive approximately US$6.14 million of net proceeds from this offering after deducting underwriting discounts and commissions of US$0.60 million and estimated offering expenses of approximately US$1.14 million payable by us. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

We currently intend to use net proceeds due to us from this offering in the following ways:

Expand and renew our fleet of equipment and vehicles – We intend to use approximately 20% of the net proceeds, to acquire both new equipment and vehicles to expand and renew our fleet available for subsurface utility works. With a wider range of state-of-the-art equipment and vehicles for subsurface utility works, we believe that we will be able to tender/quote for larger projects and further strengthen our market position, especially after we have upgraded our registration as a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead. With a newer fleet of equipment and vehicles, we believe that equipment and vehicles downtime caused by wear and tear would be reduced which will enhance our ability to manage and execute civil engineering services projects in a timely and reliable manner.

Enhance and/or expand our facilities to keep up with our business expansion– We intend to use approximately 30% of the net proceeds, to make addition and alteration works to our existing head office to provide for more office area and additional physical storage facilities to house our equipment as well as to build a dormitory to house our foreign workers to keep up with our plan to expand our business.

Expand our business through acquisitions, joint ventures and/or strategic alliances – We intend to use approximately 20% of the net proceeds, to explore growth through the opportunities to collaborate with suitable partners in related industries through acquisitions, joint ventures and strategic alliances. We have not yet determined the types of businesses that we will target. For example, if a suitable opportunity arises, we may collaborate with potential partners in the civil engineering services sector if these collaborations are likely to provide us with more business opportunities and is in line with our overall expansion plans.

Debt Repayment – We intend to use approximately US$1.14 million of the net proceeds to repay interest-free loans from Ms. Liao totaling such amount in the aggregate that were made by her to us in connection with the paying of the expenses of obtaining a listing of our Ordinary Shares.

The balance of the net proceeds due to us for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

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CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2023:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of 1,750,000 Ordinary Shares in this offering at an assumed initial public offering price of US$4.50 per Ordinary Share (being the mid-point of the offer price range), after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual	As adjusted
	US$’000	US$’000
Ordinary Shares, par value US$0.00025 per share, 2,000,000,000 Ordinary Shares authorized, 13,875,000 Ordinary Shares outstanding on an actual basis, 13,875,000 Ordinary Shares issued and outstanding on an as adjusted basis	3	4
Additional paid-in capital	1,834	1,834
New additional paid-in capital	-	7,874
Accumulated other comprehensive loss	(65)	(65)
Retained earnings	328	(1,407)

Total Shareholders’ Equity	2,100	8,240

Indebtedness
Bank loans	4,574	4,574
Related parties’ loans	4,625	4,624

Total Indebtedness	9,199	9,199

Total Capitalization	11,299	17,439

Indebtedness

A table describing our indebtedness as of October 31, 2023 is as follows:

Type of Debts	Securities	Terms of repayments	Annual interest rate	Actual	As adjusted
				$’000	$’000

Bank loans	Term loans	5 - 15 years	2.0% to 3.7%	4,574	4,574

Related parties’ loans				4,625	4,625

Total Indebtedness				9,199	9,199

35

DIVIDENDS AND DIVIDEND POLICY

When considering the distribution of a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of Directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio and we may not declare any dividends for the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

On December 30, 2022, SKK Works Pte Ltd declared a dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng, which dividend is still outstanding and is unsecured, interest-free and repayable on demand. The dividend is considered a short term liability, though the Company does not expect to repay it in the next 12 months. Ms. Liao is our Executive Director, our Human Resources and Administrative Director and the controlling shareholder of our Company and Mr. Ng is our Executive Director, our Chief Operating Officer and a shareholder of our Company. See “Related Party Transactions.”

36

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per Share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an assumed initial public offering price of US$4.50 per Share (being the mid-point of the offer price range), after deducting US$0.60 million in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$1.14 million, the pro forma as adjusted net tangible book value as of October 31, 2023 would have been approximately US$6.14 million, or US$0.53 per Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$0.38 per Share to our existing stockholders and an immediate dilution of US$3.97 per Share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Share basis to new investors.

US$
Assumed initial public offering price per Share	4.50
Historical net tangible book value per Share as of October 31, 2023	0.15
Increase in as adjusted net tangible book value per Share attributable to the investors in this offering	0.38
Pro forma net tangible book value per Share after giving effect to this offering	0.53
Dilution per Share to new investors participating in this offering	3.97

37

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data as of June 30, 2023, December 31, 2022 and 2021, for the six months ended June 30, 2023, and 2022, and the financial years ended December 31, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Selected Consolidated Financial Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the financial data for the six months ended June 30, 2023, and 2022, the financial years ended December 31, 2022 and 2021 from our audited financial statements included in this prospectus.

Results of Operations Data

	Six Months Ended June 30,		Financial Years Ended December 31,
	2023	2022	2022	2021
	$’000	$’000	$’000	$’000

Revenues	5,147	4,912	9,621	11,917
Net income	490	912	1,448	1,312

Basic and diluted net income per Ordinary Share	0.05	0.07	0.10	0.09
Weighted average number of Ordinary Shares outstanding (’000)	13,875	13,875	13,875	13,875

(1)	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024.

Balance Sheet Data:

	As of June 30,	As of December 31,
	2023	2022	2021
	$’000	$’000	$’000

Capital and cash equivalents	296	1,427	2,142
Working capital	(1,511)	(1,560)	3,285
Total assets	12,557	12,352	13,095
Total liabilities	10,263	10,540	7,723
Total shareholder’s equity	2,294	1,812	5,372

38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a civil engineering service provider that specialize in subsurface utility works in Singapore and we have participated in numerous public utility projects, including but not limited to power cable and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. We were founded in 2013 by Mr. Sze, our Chief Executive Officer, together with, among others, Mr. Ng, one of our Executive Directors and our Chief Operating Officer. Our Executive Officers including Mr. Sze, Mr. Ng, Mr. Wong and Mr. Tang, have over 28, 26, 18 and 15 of experience in the field, respectively. As of December 31, 2022, we were equipped with a fleet of five HDD rigs, 20 excavators and 36 vehicles and a staff over 140. We are one of the five major contractors in Singapore for HDD works.

For the six months ended June 30, 2023 and 2022, our net revenue amounted to approximately $5.1 million and approximately $4.9 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $3.5 million for the six months ended June 30, 2023 and approximately $3.5 million for the six months ended June 30, 2022, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $1.1 million for the six months ended June 30, 2023 and approximately $0.8 million for the six months ended June 30, 2022, respectively, and revenue from other services accounted for approximately $0.5 million for the six months ended June 30, 2023 and approximately $0.6 million for the six months ended June 30, 2022, respectively.

Our net income amounted to approximately $0.5 million and approximately $0.9 million for the six months ended June 30, 2023 and 2022, respectively.

For the financial years ended December 31, 2022 and 2021, our net revenue amounted to approximately $9.6 million and approximately $11.9 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $6.8 million for the financial year ended December 31, 2022 and approximately $6.0 million for the financial year ended December 31, 2021, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $1.6 million for the financial year ended December 31, 2022 and approximately $4.6 million for the financial year ended December 31, 2021, respectively, and revenue from other services accounted for approximately $1.2 million for the financial year ended December 31, 2022 and approximately $1.3 million for the financial year ended December 31, 2021, respectively.

Our net income amounted to approximately $1.4 million and approximately $1.3 million for the financial years ended December 31, 2022 and 2021, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below.

●

Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 92.5% of our revenue for the six months ended June 30, 2023. In particular, sales to our largest customer amounted to approximately $1.6 million, representing approximately 30.9% of our revenue for the six months ended June 30, 2023.

Our aggregate sales generated from our top five customers were approximately 85.9% and 92.0% of our revenue for the financial years ended December 31, 2022 and 2021, respectively. In particular, sales to our largest customer amounted to approximately $2.4 million, representing approximately 24.5% of our revenue for the financial year ended December 31, 2022. Our sales are significantly affected by the demands of our largest customer due to vigorous price competition in cost of labor to complete the project contract within the project’s timeline.

●

Fluctuations in the cost of our revenues – Material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses are the largest part of our cost of revenue, representing approximately 56.3% of our total cost of revenues for the six months ended June 30, 2023.

Material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses are the largest part of our cost of revenue, representing approximately 51.6% and 65.1% of our total cost of revenues for the financial years ended December 31, 2022 and 2021, respectively. Specifically, the costs at which we can complete our project contracts are determined mainly by the demand and supply in labor markets and the manpower regulations in this industry. Fluctuations in the price, availability, quality, cost of labor and professional services will impact the completion of the project contracts, and ultimately in the overall projects margins. We are unable to pass all or any of these higher costs on to our customers, as such, such fluctuations could have a material adverse effect on our profitability.

●	Financial impact of COVID-19 - The COVID-19 pandemic caused general business disruptions in Singapore and the rest of the world. We expect that the onset of another pandemic would impede our ability to conduct our business due to supply chain issues, stay at home mandates, decreased economic activity that slows or halts development projects that we work on, and labor shortages.

●	Competitive market - The subsurface works industry in Singapore is highly regulated, with strict safety and environmental standards, and companies are expected to have a strong track record of delivering high-quality projects. As of August 24, 2023, there were 884 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 179 are of Grade C1), 448 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 56 are of Grade L5 and 14 are of Grade L6), 832 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 564 are of Grade L1), and 342 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 42 are of Grade L6). The industry players generally compete with each other on market position, industry reputation, track record and relationship with project owners and main contractors, as well as financial standing. Some of our competitors may have more manpower and resources, more qualifications entitling them to provide a wider scope of integrated building envelope solution services, longer operating histories, more financial strength, stronger relationships with clients and owners and more established brand names and market recognition than we have. When we price our tenders/quotations or fix contract prices with our clients and owners, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations.

●	Labor shortages - Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of July 31, 2023, over 83.0% of our workforce was made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in FWL for foreign workers, or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is highly regulated under the policies and restrictions imposed by the MOM.

●	Inflation risk - Inflationary factors, such as increases in material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses, could impair our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

39

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of operating results for the six months ended June 30, 2023 and 2022

Revenue

As set forth in the following table, during the six months ended June 30, 2023 and 2022, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Six Months Ended June 30,
	2023		2022
	$’000%		$’000%

Cable or pipe laying works	3,488	67.8	3,508	71.4
Pipeline and sewerage repair and maintenance	1,100	21.4	763	15.5
Maintenance works and services and others*	559	10.8	641	13.1

Total	5,147	100.0	4,912	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue increased by approximately $0.2 million or 4.8% to approximately $5.1 million for the six months ended June 30, 2023 from approximately $4.9 million for the six months ended June 30, 2022. Such decrease was mainly attributable to the increase in revenue generated from pipeline and sewerage repair and maintenance of approximately $0.3 million.

Our net income amounted to approximately $0.5 million and approximately $0.9 million for the six months ended June 30, 2023 and 2022, respectively. The decrease in net income for the six months ended June 30, 2023 was mainly caused by lower gross margins that were partially offset by higher costs.

For the six months ended June 30, 2023 and 2022, approximately 45.0% and 45.8% of our total revenue, respectively, was generated from projects derived from public sectors and approximately 44.2% and 41.2% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 10.8% and 13.0% of our total revenue, respectively.

Cost of revenues (exclusive of depreciation and amortization expenses)

During the six months ended June 30, 2023 and 2022, our Group’s cost of revenues increased by approximately $0.3 million or 13.3% to approximately $2.9 million for the six months ended June 30, 2023 from approximately $2.6 million for the six months ended June 30, 2022. Such increase was mainly attributable to the increase in revenue from pipeline and sewerage repair and maintenance services of approximately $0.3 million.

40

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and local transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023		2022
	$’000%		$’000%

Entertainment	197	100.5	206	100.0
Transport charges	-	-	*	*
Travelling costs	(1)	(0.5)	*	*

Total	196	100.0	206	100.0

* Reflects expenses that are immaterial in amount.

Our selling and distribution expenses remained relatively stable at approximately $0.2 million for the six months ended June 30, 2023 and 2022, respectively, representing approximately 3.8% and 4.2% of our total revenue for the corresponding financial periods.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023		2022
	$’000%		$’000%

Depreciation	593	41.3	582	41.0
Staff salaries and related costs	655	45.6	608	42.8
Upkeep of motor vehicles	40	2.8	38	2.7
Miscellaneous expenses	149	10.3	192	13.5

Total	1,437	100.0	1,420	100.0

41

General and administrative expenses remained at approximately $1.4 million for the six months ended June 30, 2023 and 2022, representing approximately 27.9% and 28.9% of our total revenue, respectively for the corresponding financial periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group remained marginally the same at approximately $0.7 million for the six months ended June 30, 2023 and approximately $0.6 million for the six months ended June 30, 2022, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Interest income	5	71
Interest costs	(74)	(74)
Investment written off	-	(194)
Gain (loss) on disposal of property and equipment	17	(6)
Government grants	19	141
Other incomes	6	406

Total	(27)	344

Interest expenses were at the same approximately $0.07 million for the six months ended June 30, 2023 and 2022, respectively resulting from interest charged on our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, December and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 9-month period up to July 2020, and 10% to 50% of the same in the subsequent seven-month period from October 2020 to March 2021. For the six months ended June 30, 2022, our Jobs Support Scheme income amounted to approximately $0.1 million and for the six months ended June 30, 2022, support from the Jobs Support Scheme was nil. The final payout under the Jobs Support Scheme was made in March 2022.

42

Income Tax Expenses

During the six months ended June 30, 2023 and 2022, our income tax expense comprised of our current tax expense and deferred tax for the six months.

For the six months ended June 30, 2023, our income tax increased to approximately $0.1 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 16.7% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the six months.

For the six months ended June 30, 2022, our income tax was approximately $0.2 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 14.8%.

The relatively high effective tax rate for the six months ended June 30, 2023, as compared to our tax rate for the six months ended June 30, 2022, was mainly attributable to non-deductible expenses incurred for depreciation with lesser capital allowances for tax incentives.

Net Income

As a result of the foregoing, our net income amounted to approximately $0.5 million and approximately $0.9 million for the six months ended June 30, 2023 and 2022, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Cash and cash equivalents at beginning of the period	1,427	2,142

Net cash used in operating activities	(521)	(760)
Net cash used in investing activities	(330)	(510)
Net cash used in financing activities	(268)	(421)
Effect on exchange rate change on cash, cash equivalents and restricted cash	(12)	(95)

Net change in cash and cash equivalents	(1,131)	(1,786)

Cash and cash equivalents as at end of the period	296	356

Cash flows from operating activities

For the six months ended June 30, 2023, our net cash used in operating activities was approximately $0.5 million, which primarily consisted of our net income of approximately $0.6 million, adding back (i) the non-cash depreciation of property and equipment, amortization of intangible assets and loss on disposal of property and equipment of approximately $0.6 million, (ii) the increase in accounts payable and accrued liabilities of approximately $0.1 million, (iii) the decrease in inventories of approximately $0.01 million, and was partially offset by (a) the increase in accounts receivables of approximately $1.2 million, (b) the decrease in income tax payables of approximately $0.2 million, and (c) the decrease in contract assets of approximately $0.4 million.

43

For the six months ended June 30, 2022, our net cash used in operating activities was approximately $0.8 million, which primarily reflected our net income of approximately $1.1 million , as positively adjusted by (i) the non-cash depreciation of property and equipment, amortization of intangible assets and loss on disposal of property and equipment of approximately $0.6 million, (ii) the decrease in inventories of approximately $0.03 million, (iii) the increase in amounts due to accounts payables and accrued liabilities of approximately $0.1 million, (iv) the decrease in contract assets of approximately $1.2 million, which was partially offset by (a) the increase in accounts receivables of approximately $2.9 million, (b) the decrease in related parties of approximately $0.6 million and (c) the decrease in income tax payables of approximately $0.2 million.

Cash flows from investing activities

For the six months ended June 30, 2023, our net cash used in investing activities was approximately $0.3 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

For the six months ended June 30, 2022, our net cash used in investing activities was approximately $0.5 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from the issuance of new shares.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2023, our net cash used in financing activities was approximately $0.3 million, which mainly consisted of bank loan repayment, the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities and dividend payment.

For the six months ended June 30, 2022, our net cash used in financing activities was approximately $0.4 million, which mainly consisted of bank loan repayment, the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

Comparison of operating results for the financial years ended December 31, 2022 and 2021

Revenue

As set forth in the following table, during the financial years ended December 31, 2022 and 2021, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Financial Years ended December 31,
	2022		2021
	$’000%		$’000%

Cable or pipe laying works	6,844	71.1	5,981	50.2
Pipeline and sewerage repair and maintenance	1,599	16.6	4,622	38.8
Maintenance works and services and others*	1,178	12.3	1,314	11.0

Total	9,621	100.0	11,917	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue decreased by approximately $2.3 million or 19.3% to approximately $9.6 million for the year ended December 31, 2022 from approximately $11.9 million for the financial year ended December 31, 2021. Such decrease was mainly attributable to the decrease in revenue generated from pipeline and sewerage repair and maintenance of approximately $3.0 million as a result of unsuccessful tenders for new projects and existing projects which are near completion.

For the financial years ended December 31, 2022 and 2021, our net income amounted to approximately $1.4 million and approximately $1.3 million for the financial years ended December 31, 2022 and 2021, respectively. The increase in net income for the financial year ended December 31, 2022 was mainly caused by better gross margins that were partially offset by higher costs.

For the financial years ended December 31, 2022 and 2021, approximately 56.9% and 46.0% of our total revenue, respectively, was generated from projects derived from public sectors and approximately 30.8% and 42.9% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 12.3% and 11.1% of our total revenue, respectively.

Cost of revenues (exclusive of depreciation and amortization expenses)

During the financial years ended December 31, 2022 and 2021, our Group’s cost of revenues decreased by approximately $2.8 million or 36.0% to approximately $5.0 million for the financial year ended December 31, 2022 from approximately $7.8 million for the financial year ended December 31, 2021. Such decrease was mainly attributable to the decrease in revenue from pipeline and sewerage repair and maintenance services of approximately $3.0 million.

44

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and local transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2022 and 2021:

	Financial Years ended December 31,
	2022		2021
	$’000%		$’000%

Entertainment	231	100.0	92	94.8
Advertisement	-	-	5	5.2
Transport charges	*	*	-	-
Travelling costs	*	*	-	-

Total	231	100.0	97	100.0

* Reflects expenses that are immaterial in amount.

Our selling and distribution expenses remained relatively stable at approximately $0.2 million and approximately $0.1 million for the financial years ended December 31, 2022 and 2021, respectively, representing approximately 2.4% and 0.8% of our total revenue for the corresponding financial years.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2022 and 2021:

	Financial Years ended December 31,
	2022		2021
	$’000%		$’000%

Depreciation	1,142	39.8	1,093	39.8
Staff salaries and related costs	1,208	42.1	1,231	44.8
Upkeep of motor vehicles	78	2.7	81	2.9
Miscellaneous expenses	444	15.4	340	12.5

Total	2,872	100.0	2,745	100.0

45

General and administrative expenses increased to approximately $2.9 million for the financial year ended December 31, 2022 from approximately $2.7 million for the financial year ended December 31, 2021, representing approximately 29.9% and 22.7% of our total revenue, respectively for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group remained the same at approximately $1.2 million for each of the financial years ended December 31, 2022 and 2021.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended December 31, 2022 and 2021:

	Financial Years ended December 31,
	2022	2021
	$’000	$’000

Interest income	70	3
Interest costs	(154)	(188)
Investment written off	(191)	-
Gain (loss) on disposal of property and equipment	15	(70)
Government grants	176	327
Other incomes	397	241

Total	313	313

Interest expenses were approximately $0.2 million for each of the financial years ended December 31, 2022 and 2021, respectively, resulting from interest charged on our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, December and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 9-month period up to July 2020, and 10% to 50% of the same in the subsequent seven-month period from October 2020 to March 2021. For the financial year ended December 31, 2021, our Jobs Support Scheme income amounted to approximately $0.1 million and for the financial year ended December 31, 2022, support from the Jobs Support Scheme was nil. The final payout under the Jobs Support Scheme was made in March 2022. At this time, we do not anticipate receiving any future income from the Jobs Support Scheme.

46

Income Tax Expenses

During the financial years ended December 31, 2022 and 2021, our income tax expense comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2022, our income tax increased to approximately $0.4 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 22.4% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the financial year.

For the financial year ended December 31, 2021, our income tax was approximately $0.3 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 19.3%. The relatively high effective tax rate for the financial year ended December 31, 2022, as compared to our tax rate for the financial year ended December 31, 2021, was mainly attributable to non-deductible expenses incurred for depreciation with lesser capital allowances for tax incentives.

Net Income

As a result of the foregoing, our net income amounted to approximately $1.4 million and approximately $1.3 million for the financial years ended December 31, 2022 and 2021, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2022 and 2021:

	Financial Years ended December 31,
	2022	2021
	$’000	$’000

Cash and cash equivalents at beginning of the financial year	2,142	701

Net cash provided by operating activities	1,757	4,208
Net cash used in investing activities	(867)	(1,155)
Net cash used in financing activities	(1,677)	(1,566)
Effect on exchange rate change on cash, cash equivalents and restricted cash	72	(46)

Net change in cash and cash equivalents	(715)	1,441

Cash and cash equivalents as at end of the financial year	1,427	2,142

Cash flows from operating activities

For the financial year ended December 31, 2022, our net cash provided by operating activities was approximately $1.8 million, which primarily consisted of our net income of approximately $1.4 million, adding back (i) the non-cash depreciation of property and equipment, amortization of intangible assets and loss on disposal of property and equipment of approximately $1.2 million, (ii) the increase in accounts payables, accrued liabilities and provision of approximately $0.4 million, (iii) the decrease in inventories of approximately $0.1 million, (iv) the decrease in income tax payables of approximately $0.1 million, (v) the decrease in contract assets of accounts receivables, and was partially offset by (a) the increase in accounts receivables of approximately $0.6 million; and (b) the decrease of amounts due to related parties of approximately $1.1 million.

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For the financial year ended December 31, 2021, our net cash generated from operating activities was approximately $4.2 million, which primarily reflected our net income of approximately $1.3 million , as positively adjusted by (i) the non-cash depreciation of property and equipment, amortization of intangible assets and loss on disposal of property and equipment of approximately $1.5 million, (ii) the decrease in accounts receivable of approximately $4.0 million, (iii) the decrease in inventories of approximately $0.1 million, (iv) the increase in amounts due to related parties of approximately $0.5 million, (v) the decrease in income tax payables of approximately $0.1 million, which was partially offset by (a) the decrease in accounts payable and other payables, accrued liabilities and provision of approximately $3.3 million.

Cash flows from investing activities

For the financial year ended December 31, 2022, our net cash used in investing activities was approximately $0.9 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

For the financial year ended December 31, 2021, our net cash used in investing activities was approximately $1.2 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from the issuance of new shares.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended December 31, 2022, our net cash used in financing activities was approximately $1.7 million, which mainly consisted of bank loan repayment, the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended December 31, 2021, our net cash used in financing activities was approximately $1.6 million, which mainly consisted of bank loan repayment, the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

Accounts receivable

Our net accounts receivable increased from approximately $0.4 million as of December 31, 2022 to approximately $1.5 million as of June 30, 2023. The increase was primarily attributable to an overall increase in project sales invoices billing during the six months ended June 30, 2023.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer ageing invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Within 30 days	379	149
Between 31 and 60 days	411	204
Over 60 days	709	35

	1,499	388

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We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the six months ended June 30, 2023 and the financial year ended December 31, 2022, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable decreased from approximately $0.9 million as of December 31, 2022 to approximately $0.8 million as of June 30, 2023. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the six months ended June 30, 2023 and the financial year ended December 31, 2022.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of June 30, 2023:

Contractual Obligations	Total	Less than 1 year	More than 1 Year

Operating lease commitment	572	238	334
Bank loan repayment	3,862	2,334	1,528

Total obligations	4,434	2,572	1,862

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Bank Indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of June 30, 2023	As of December 31, 2022
			$’000	$’000

Term loans	5 - 15 years	2.0% to 3.7%	3,862	3,862

Total			3,862	3,862

As of June 30, 2023 and December 31, 2022, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at fixed rates ranging from 2 % to 3.7% and are repayable in 5 to 15 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Ms. Liao and Mr. Ng. We will seek a waiver for the requirement of personal guarantees for future borrowings following the completion of this offering.

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Capital Commitments

As of June 30, 2023 and December 31, 2022, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of June 30, 2023, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and December change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate December differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements December may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

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●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the date of the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

Our reporting currency is the United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars or “S$”, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. We maintain most of our bank accounts in Singapore. There are no material accounts of the Company or any subsidiary in other jurisdictions.

●	Restricted Cash

Restricted cash held by foreign subsidiaries relate to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivables, net includes amounts billed under the contract terms. Depending on the established process between each individual client and the Company, payment terms are set forth in either the purchase orders, the Letter of Award (LOA), or the contract; the typical payment terms require settlement between 30 and 45 days after the work has been certified. The contract receivable amounts are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, the age of the accounts receivable balances, current economic conditions, and other factors relevant to assessing the collectability of such receivables. In applying the foregoing accounting policy for receivables, management regularly assesses gross outstanding receivables and the related allowance for bad debt by first considering certain qualitative factors, such as seeing how much is owed by the client, whether the balance is overdue or delinquent. In the event that the balance is overdue, management will conduct a root cause analysis to determine why it is overdue. Potential causes may dispute regarding the amount due because of agreed upon deliverables or product quality (amounts that are carried in contracts receivable should not be subject to dispute over quality or amount because all such amounts accounted for as contract receivable are only accrued if they are reasonably expected to be collected). Further, in the management’s assessment, if the client is still an ongoing client, which means that he is either regularly making payment in entirety or material partial payments against his balance, or the Company is still performing working on a project and that clients has historically made payment(s); management typically considers these type of clients and their related receivables as collectable and in good standing.

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●	Contract assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets.” Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

●	Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year and applied to contracts receivables, contract assets, retention receivable and other financial instruments. The adoption of this guidance did not materially impact on the net earning and financial position and has no impact on the cash flows.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. We record adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer and software	3 years
Furniture and fittings	5 years
Leasehold property	52 years
Machinery and equipment	1 – 10 years
Motor vehicles	10 years
Office equipment	3 – 5 years
Renovation	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset as of December is not recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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●	Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. As discussed in Note 1, the Company provides civil engineering services to clients in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Identify the contract(s) with a client;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a civil engineering service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit progress claim to the customer when the stage of the project is completed, and after the Company received the certificate from customer, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

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The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold approximately 5% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Revenue from maintenance works and services and others

Revenue is recognized to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Revenue from maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred and maintenance works charged, among other things. Such revenue is recognized when the entity has satisfied the performance obligation at a point in time as the services are typically provided for a duration of less than one month. The Company typically receives purchase orders or emails from its customers which will establish the terms and conditions of service, including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms and conditions serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the terms and conditions. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

●	Cost of revenue

Cost of revenue consists of direct payroll costs, sub-contract costs, material costs and other indirect costs. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract comprises job outside to third parties. Material costs are raw materials used for the projects. Other indirect costs will be professional and miscellaneous costs associated with the projects, excluding significant machinery or other long term depreciable assets, and our cost of revenue presented are excluded of depreciation and amortization.

Contract costs

Contract costs consist of direct payroll costs, sub-consultant costs, material costs and other indirect costs which might include professional and miscellaneous costs associated to the projects and allocated overheads. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract and direct expenses include both sub-con-contract and other outside costs associated with performance under our contracts. Performance under our contracts does not involve significant machinery or other long term depreciable assets. We present direct costs exclusive of depreciation and amortization and as such we do not present gross profit on our combined financial statements.

●	Sales and Marketing

Sales and marketing expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When we receive government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, we file tax returns that are subject to examination by the relevant tax authorities.

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●	Leases

Effective from January 1, 2020, we adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended June 30, 2023 and 2022, we had one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

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●	Commitments And Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions December exist as of the date the financial statements are issued, which December result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that December result in such proceedings, we evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on our financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately $55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, bank and cash balances of approximately $0.1 million and restricted cash of approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $0.3 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, we determine, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Our policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

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●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, other payables and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. We account for loans receivable at cost, subject to impairment testing. We obtain a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. This accounting standard update is not expected to have a material impact on our consolidated financial statements as the amendments align with our existing policy.

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Impact of Inflation

According to the Monetary Authority of Singapore (“MTA”), the year-over-year percentage changes in the consumer price index for 2022 and 2021 were 4.1% and 2.3%, respectively as reported by the MTA at www.mti.gov.sg/monetary-policy/consumer-price-developments. The MAS core inflation as of July 2023 was 3.8% as compared to January 2023 of 5.5% and barring unforeseen circumstances, we expected to not continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry in which our Group is operating.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar and the accompanying consolidated financial statements have been expressed in U.S. dollars. However, the Company and its subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore dollars, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Singapore dollars. In general, for consolidation purposes, assets and liabilities denominated in Singapore dollars are translated into U.S. dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial year. The gains and losses resulting from translation of financial statements are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity. We do not currently hedge for currency fluctuations with our foreign subsidiaries.

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HISTORY AND CORPORATE STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on March 27, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 Ordinary Shares, par value of US$0.001 each. Following incorporation, our share capital was held as to approximately 100% by Ms. Liao. On [●], 2024, Ms. Liao, Mr. Ng, Mr. Tang, Ease Joy and Novel Challenge subscribed for approximately 67.00%, 19.00%, 5.00%, 4.50% and 4.50% of the issued share capital of our Company. On [●], 2024, Ace Champion and Falcon Summit acquired in aggregate 4.95% and 4.95% respectively of our issued share capital as to 7.41% from Ms. Liao and 2.49% from Mr. Ng respectively. Historically, our Group was comprised of SKK and SKK (M&E). Prior to the effective date of the registration statement of which this prospectus forms a part, we completed a reorganization whereby SKK Group and we were formed and the entire share capital of SKK was transferred to SKK Group resulting in our Group being comprised SKK Group, SKK and SKK (M&E) as our direct and indirect wholly-owned subsidiaries, respectively.

Organization Chart

The chart below sets out our corporate structure as at the date of this prospectus assuming an internal group reorganization has been completed with percentages held pre and post offering.

Ms. Liao
Mr. Ng
Mr. Tang
Ace Champion (1)
Falcon Summit (2)
Ease Joy (3)
Novel Challenge (4)
Public
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: [●]%
Post-offering: [●]%
Pre-offering: 0%
Post-offering: [●]%
Our Company
(Cayman Islands)
100%
SKK Group
(BVI)
100%
SKK
(Singapore)
100%
SKK (M&E)
(Singapore)

(1)	Ace Champion, a company incorporated in the BVI is wholly-owned by Mr. Ching Ping Cheung, Stephen, an Independent Third Party.
(2)	Falcon Summit, a company incorporated in the BVI is owned 50% by each of Mr. Seow Gee Tan and Mr. Teo Siong Gay, both Independent Third Parties.
(3)	Ease Joy, a company incorporated in the BVI is wholly-owned by Mr. Kok Chuah Tan, an Independent Third Party.
(4)	Novel Challenge, a company incorporated in the BVI is wholly-owned by Mr. Che Wah Quek, an Independent Third Party.

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Entities

A description of our principal operating subsidiaries is set out below.

SKK

On October 16, 2013, SKK was incorporated in Singapore as a private company limited by shares. SKK commenced business in 2013 and is principally engaged in construction installation, with business in communications and power line construction, and also engaged in subsurface utility works including underground piping works, underground utility infrastructure construction and maintenance and HDD works in Singapore. As part of a group reorganization effective [●], 2024, SKK became an indirect wholly-owned subsidiary of our Company.

SKK (M&E)

On March 1, 2018, SKK (M&E) was incorporated in Singapore as a private company limited by shares. SKK (M&E) is principally engaged in construction installation, with business in water and gas pipe-line and sewer construction, and also engaged in subsurface utility works including underground piping works, underground utility infrastructure construction and maintenance, HDD works, sewer rehabilitation, plumbing and sanitary works in Singapore primarily for smaller scale projects. As part of a group reorganization effective [●], 2024, SKK (M&E) became an indirect wholly-owned subsidiary of SKK.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones

2013	SKK was established.

2015	SKK accredited with ISO 9001, OHSAS 18001 and bizSAFE Level Star certification.

2018	SKK (M&E) was established and SKK acquired 80% interest in SKK (M&E).

SKK obtained the Singapore Enterprise Medal of Honor (Top 100 Elite & Trustworthy SMEs Category) from the Singapore Enterprise Association.

2020	SKK accredited with ISO 45001 certification (which has replaced OHSAS 18001).

SKK obtained the Certificate of Excellence from SP Group in recognition for being the Top 5 Contractors for Civil Engineering and Construction Related Works.

SKK completed the first subsurface utility project with total notional contract sum that exceeded S$10 million.

2023	SKK acquired the remaining 20% interest in SKK (M&E).

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “The Interconnect Product Market Independent Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MACROECONOMIC IN SINGAPORE

Value of progress payment refers to the payment certified by the construction contractors and correlates to the overall performance of the construction industry in Singapore. The value of progress payment recorded in Singapore in the past five years recorded an increase from SGD26.6 billion in 2018 to SGD29.8 billion in 2022, representing a compound annual growth rate, or CAGR of 2.9%. We believe the growth is primarily driven by the infrastructure development and the rising housing supply. The Singaporean government has made significant investments in infrastructure projects such as the expansion of Changi Airport, the development of the Tuas Mega Port, and the construction of new MRT lines. These projects create demand for construction services and contribute to the growth of the construction industry. Another factor that drives growth in the construction market is the rising investment in construction projects related to residential, commercial, and industrial properties.

Source: Building Construction Authority of Singapore, The Frost & Sullivan Report

OVERVIEW OF CIVIL ENGINEERING AND INFRASTRUCTURE WORKS MARKET IN SINGAPORE

Definition and Business Process of Civil Engineering Works

Civil engineering is a branch of engineering that deals with the design, construction, and maintenance of the built environment, including structures such as buildings, roads, bridges, tunnels, and water systems. Civil engineers use their knowledge of physics, mathematics, and materials science to develop and implement infrastructure projects that meet the needs of society while protecting public safety, health, and the environment.

Civil engineering encompasses a wide range of activities, including surveying, site investigations, feasibility studies, design, construction management, and maintenance. Civil engineers work closely with architects, contractors, and other professionals to ensure that projects are completed safely, efficiently, and to the required standards. They also consider factors such as sustainability, environmental impact, and economic feasibility when planning and executing projects.

In the civil construction industry, the property developers and government generally tender for service providers under contracts. Contracts are entered into between the contractors, usually government or property developers, and main contractors, pursuant to which the said main contractor shall be responsible for providing services in connection with civil engineering.

Source: The Frost & Sullivan Report

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Definition of Subsurface Works

Subsurface works are a subset of civil engineering and refer to any kind of activity or task that takes place underground or beneath the surface of the Earth. This can include drilling, mining, tunneling, excavation, and other forms of subsurface exploration and engineering. Subsurface works are performed to extract natural resources, build infrastructure, or conduct scientific research.

Examples of subsurface works include drilling for oil and gas, mining for minerals, constructing tunnels and underground railways, building underground storage facilities, and conducting geological surveys to study the Earth’s crust. These activities require specialized equipment, techniques, and safety measures to ensure that they are performed safely and effectively.

Value Chain

Source: The Frost & Sullivan Report

Market Size of Civil Engineering and Infrastructure Works

The market size of civil engineering and infrastructure works in Singapore increased from SGD6,566.6 million in 2018 to SGD7,480.6 million in 2022, representing a CAGR of 3.3%, driven by the government’s focus on infrastructure development and urban planning. The Singapore government has launched several initiatives to improve the country’s infrastructure, including the development of new transport systems, housing, and industrial parks.

Supported by the rapid development of Singapore’s economy and the need of expanding infrastructures to consolidate Singapore’s financial standing in Southeast Asia, it is expected that the market size of civil engineering and infrastructure works in Singapore will continue to climb at a CAGR of 3.2%, reaching SGD 8,780.2 million in 2027.

Source: Building Construction Authority of Singapore, The Frost & Sullivan Report

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Market Size of Subsurface Works

Subsurface works are performed for many infrastructure projects in Singapore, including building foundations, tunnels, underground utilities, and transportation systems. The development of new commercial and residential areas and continued urbanization are driving the growth of subsurface works in Singapore. The market size of subsurface works in Singapore increased from SGD1,959.9 million in 2018 to SGD2,244.2 million in 2022, representing a CAGR of 3.4%.

The market size of subsurface works in Singapore is expected to register an increase at a CAGR of 3.1% from 2023 to 2027, reaching SGD2,634.1 million in 2027, primarily driven by the promotion of the use of underground space for infrastructure development and higher efficiency as a result of the use of advanced building technology.

Source: Building Construction Authority of Singapore, The Frost & Sullivan Report

Market Drivers Analysis

Surging Demand from the Construction of Infrastructure and Buildings: According to the Building Construction Authority (BCA), total construction demand for 2022 reached SGD29.8 billion. The continued firm demand was largely supported by residential and infrastructure projects in both public and private sectors. Over the medium-term, BCA expects the total construction demand to reach between SGD25 billion and SGD32 billion per year from 2024 to 2027. Such strong demand is supported by a continued strong pipeline of public housing projects and MRT line construction and other infrastructure works. The robust demand in the coming years of the construction of infrastructure and buildings are expected to serve as impetus to civil engineering works in Singapore.

Smart City Initiatives: Smart city initiatives have been a key driver for civil engineering works in Singapore. The government of Singapore has been implementing various initiatives to transform the city into a smart city, leveraging technology to improve urban living, enhance sustainability, and increase efficiency. Civil engineering works are crucial for the implementation of smart city initiatives, as it involves designing and constructing buildings and infrastructure that incorporate the latest technology and support smart city applications. For example, civil engineers play a vital role in designing and constructing energy-efficient smart buildings that are equipped with sensors, automation systems, and advanced communication networks. Additionally, civil engineering works are performed to develop and construct intelligent transportation systems, which include connected and autonomous vehicles, public transport infrastructure, and advanced traffic management systems. Other smart city infrastructures include water and waste management systems, renewable energy infrastructure, and green buildings.

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Increasing Adoption of HDD: In view of a growing concern for the environmental impact in Singapore, Horizontal Directional Drilling (HDD) provides a solution for the installation of pipelines without disrupting the natural habitat or causing soil erosion. HDD provides a more sustainable and environmentally-friendly option for the installation of these pipelines. Technology advancements have led to the development of more powerful and efficient drilling equipment, including drill bits, drill pipes, and drilling fluid systems. These improvements have increased the speed and accuracy of HDD operations while reducing the environmental impact. In addition, navigation systems have become more advanced, enabling HDD operators to accurately track the progress of the drill head and adjust the direction of the drill in real-time, which increase the accuracy of installations, reduces downtime, and improves safety. Technology advancements in HDD have made it possible to install pipelines with larger diameters and longer lengths. This has increased the demand for HDD in Singapore, as it enables the installation of larger utility pipelines with minimal disruption to the surface.

Growing Demand for LIV Trenching Works: Live Insertion Valve (LIV) trenching works involves the installation of water valves into existing water mains without interrupting the water supply. The demand for LIV trenching works in Singapore is supported by the aging water infrastructure and growing awareness of environmental-friendly design. The aging water infrastructure in Singapore increases the need for upgrade and maintenance. Singapore’s water infrastructure was largely built in the 1960s and 1970s and is now reaching the end of its design life. The Public Utilities Board (PUB) operates an ongoing asset renewal program to inspect and rehabilitate old and defective public sewers, by restoring their structural integrity and performance. The program started in 1996 and is already in its fifth phase. Phase 5, which began in October 2017, aims to rehabilitate another 200 km of sewers by 2024. As water infrastructure ages, the valves that control the flow of water deteriorate and become less reliable, leading to leaks and disruptions in the water supply. LIV trenching works provide a solution to replace or repair aging water valves quickly and efficiently, without interrupting the water supply. LIV trenching works are also more environmentally-friendly compared to traditional open-cut methods as they require less excavation, which reduces soil erosion, dust, and noise pollution.

Growing Demand for Electrical Cable Laying Works: Singapore is a major hub for data centers, hyperscalers and cloud service providers in Southeast Asia. We expect demand for data in Singapore will remain high with the rapid growth of digital apps, e-commerce, IoT, Artificial intelligence, crypto-trading, blockchain activities, online gaming and other activities. The shift to hybrid working and business digitalization has also contributed to the demand for data center space. The expansion of these data-heavy industries fuels demand for high-speed network connections and electrical cable laying. In particular, Singapore has around 70 operational data centers, with 30-40 new centers in the pipeline. We expect this will require massive investments in electrical cabling for power and connectivity. Further, multinational leading companies such as Amazon Web Services, Microsoft Azure and Google Cloud are rapidly expanding their presence in Singapore. Each new data center facility can require dozens of megawatts of power and extensive electrical cabling, which in turn fueling the demand for electrical cable laying works in Singapore.

On-going Sewer Rehabilitation and Repair Works: Singapore’s sewer system was largely constructed in the 1960s to 1980s and parts of it are nearing the end of their operational lifespan. On the other hand, Singapore’s population and land development is continuously expanding, placing strain on its sewer system and increasing needs for upgrades and expansions. Coupled with natural and climatic factors such as more extreme temperatures, heavier downpours and disruption caused by tropical storms and typhoons in recent years that collectively accelerate deterioration of pipes and materials. The aging infrastructure requires significant rehabilitation and repair to prevent failures and disruptions. As urbanization continue to expand, the construction of thousands of new housing units and put more pressure on sewer infrastructure, hence propelling the on-going sewer rehabilitation and repair works.

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Key Trends

Sustainable and Environmentally-Friendly Construction Methods and Materials: The adoption of sustainable and environmentally-friendly construction methods and materials is the rising trend in road works and pavement in Singapore. The Singaporean government is placing a greater emphasis on decreasing the carbon footprint of infrastructure projects such as road works and pavement, as there are mounting apprehensions about climate change and its impact on the environment. Recycled materials, such as crushed concrete and asphalt, are being used in the construction of roads and pavements in Singapore. This reduces the amount of waste sent to landfills and reduces the need for virgin materials. Furthermore, to curtail energy consumption and carbon emissions, road works and pavement in Singapore are being equipped with energy-efficient lighting and traffic management systems.

Upgrading and Expanding Singapore’s Electrical Infrastructure: In view of the surging demand of a growing population and economy in Singapore, there has been a growing focus on upgrading and expanding Singapore’s electrical infrastructure. This includes the improvement of the reliability and efficiency of the electricity grid, as well as incorporation of renewable energy sources into the mix. Additionally, there has been a push to incorporate smart technologies and digital solutions into the electrical grid to improve monitoring and management capabilities, which is the increasing trend in civil engineering works in Singapore, including electrical cable laying works.

Subsidies and incentives for qualified enterprises: With a view to encouraging companies to adopt eco-friendly lighting solutions, governments may grant subsidies or provide tax relief for adopting energy-saving solutions such as LED lighting upgrades. Schemes may include but not limited to Low Carbon Across the Southeast (LoCASE).

Continued Urban Redevelopment: Southeast Asia as one of the fastest growing regions regarding infrastructure, and Singapore is no exception. Infrastructure development and population growth naturally results in a rising demand for buildings. Ample of construction and redevelopment projects are in the pipeline of the Government. Singapore has undergone several urban redevelopment projects over the years, aimed at rejuvenating older areas of the city and improving the living standards of its residents. One of the examples is the ongoing redevelopment of the Greater Southern Waterfront, which will transform over 2,000 hectares of prime waterfront land into a new residential, commercial, and lifestyle destination. Other redevelopment projects include the Punggol Digital District, which is a new development in Singapore located in the northeastern part of the city. The Punggol Digital District will house a mix of residential, commercial, and institutional facilities, including a business park, a university, and community spaces. Correspondingly, the continued urban redevelopment will translate into business opportunity for civil engineering works providers in Singapore.

Emergence of Smart Solutions during Implementation: The civil engineering and infrastructure works industry in Singapore is underpinned by the emergence of technology-enabled solutions and services. For instance, in the water pipeline installation works sector, the use of smart water metering systems and leak detection sensors is increasing to improve monitoring, efficiency and loss prevention, which drives the demand for new installation project of advanced pipelines and connections to facilitate smart solutions. In the electrical cable laying sector, the installation of smart power meters, sensors and management systems across electrical infrastructure is becoming prevalent, which includes smart substations, distribution automation, outage management systems, etc. In the HDD sector, technologies like gyroscopic guidance, magnetic guidance and global positioning system (GPS) are used to accurately steer the drill bit to the intended target location, which helps to complete HDD boring with minimal errors, lower costs and safety risks.

COMPETITION OVERVIEW

The civil engineering market in Singapore is competitive and relatively fragmented. As of April 2023, there are 900 civil engineering registered contractors in the Building and Construction Authority, of which 51 are admitted as approved contractors under Grading A1 without tendering limit. Large scale players within the industry are usually A1-graded contractors with proven track record and sufficient capital who are on the tender list of major property developers and government.

The Singapore Government plays a significant role in driving demand for civil engineering works, as it invests heavily in infrastructure projects to support economic growth and improve the quality of life for citizens. These projects include new road and rail networks, public housing developments, and major land reclamation projects. The public sector contributes to the majority revenue of civil engineering works industry in Singapore. Going forward, the competition in civil engineering works in Singapore is expected to remain intense, as the government continues to prioritize infrastructure development to support economic growth and meet the needs of a growing population.

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The civil engineering industry in Singapore is open to many large international players from China, India, Australia, Europe, etc, who compete with local Singaporean firms for projects. Some of the largest international players in Singapore include China State Construction Engineering Corporation, China Railway Group, Leighton Asia, Samsung C&T, etc.

The subsurface works industry in Singapore is highly regulated, with strict safety and environmental standards, and companies are expected to have a strong track record of delivering high-quality projects. Overall, the subsurface works industry in Singapore is competitive and dynamic, with a range of companies offering different expertise and capabilities, including HDD works, LIV trenching works, water pipeline installation works, electrical cable laying works, road works and pavement, and sewer rehabilitation and repair works. As estimated, there are approximately 200 market participants in the subsurface industry with less than 30 market participants specializing in HDD works.

Entry Barriers

Initial Capital Requirements: Sufficient capital flow is important for civil engineering service providers to satisfy their operational and capital needs. Failure to make timely payments for production or construction costs may delay project schedules and affect their credibility. In addition, a proportion of capital is required for the issuance of surety bond and other performance bonds. Such substantial amount of capital requirements present barrier for the new entrants of civil engineering industry in Singapore.

Track Record: Proven track record is the key competitive factor in the civil engineering industry. Credible track record for quality of works, efficient division of labor, timely delivery within budget control is the critical metrics for the companies to perform civil engineering works. New entrants without sound reputation built on the past collaboration with the industry stakeholders and experience in delivering civil engineering works would compromise a company’s overall competitiveness in the market.

Industry Expertise: Extensive experience combined with deep industry knowledge and expertise is the strong indicator in evaluating the civil engineering contractors. Being recognized and having a good reputation allows the companies to win trust of customers and other industry stakeholders, more importantly increases the possibilities of landing projects. From other perspectives, this can also be a barrier for new entrants to enter the civil engineering industry since they are new to the market and have limited experience and reputation among the industry.

Factors of Competition

Business portfolio: Provision of consistent quality services to clients is the core competitiveness to civil engineering companies, especially to those with diversified service offerings, including HDD works, LIV trenching works, water pipeline installation works, electrical cable laying works road works and pavement and other related rehabilitation and repair works. Contractors engaging in comprehensive business portfolio would, therefore, have the advantages in receiving the impetus from the civil engineering industry in Singapore. Moreover, extensive capacity is one of the most important criteria for selecting contractors during tendering process, which in turn increases the possibility of bidding large scale projects.

Qualification and Licenses: Qualification and license is another major competition focus in the civil engineering industry. The market participants are registered contractors in the Building and Construction Authority. Based on the capital requirements and project reference, the registered contractors are classified to 7 grades with different tendering limits. The A1-graded contractors are able to bid projects without tender limits. Thus, the qualification of BCA registered contractors comes as the cutting edge to the service providers in the market.

Collaboration with Industry Stakeholders: The leading players in the civil engineering industry have established long-term relationship with customers, contractors and suppliers, which facilitates the resources deployment and division of labor for certain area of construction works based on business relationship, track record, ability in project delivery. By leveraging the good working relationship built on collaboration with industry stakeholders, time and cost could be greatly saved in the day-to-day operation. As such, it would further enhance the execution capacity of the civil engineering services providers.

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BUSINESS

Overview

We are a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. In the financial years ended December 31, 2022 and 2021, our Group has completed seven and four civil engineering services projects, respectively, and our revenue was approximately $9.6 million and approximately $11.9 million, respectively. At December 31, 2022, we had nine civil engineering services projects in progress with total amount of outstanding notional contract sum at approximately $10.0 million. Since January 1, 2023 and up to the date of this prospectus, we have successfully tendered/quoted for five additional, new civil engineering services projects with total amount of notional contract sum at approximately $6.1 million.

Our projects are primarily the subsurface work related to projects undertaken by the Public Utilities Board (PUB) and Singapore Telecommunications Limited, which are our major customers. The nature of these projects is related to repairing of pumping mains, sewer maintenance and pipe cable laying. These projects generally take two to three years to complete.

First, we must go through a bidding process whereby the scope, cost and timeline of the job is presented, and we must compete with other similar situated companies to win the business, requiring us to provide very competitive terms and timelines for completion that are expeditious as possible because we are bidding against other providers, but that we believe are still attainable. Typically, if we win a contract, then we finalize the terms of payment, which performance bonds issued by a bank or insurance company and is generally 5.0% of the total contract sum Our customers generally pay us by progress payments pursuant to contract with reference to the percentage of works done or the reaching of specified milestones Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified at our cost and he defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Our customers may require a warranty period after practical completion during which we are responsible to make good all defects, damages or other faults arising from the choice of materials and the performance of the works which are our responsibilities under the relevant project contracts. The warranty period generally ranges from two to three years after the issue of the certificate of practical completion.

Our Group was co-founded by Mr. Sze, our Chief Executive Officer in 2013, together with, inter alia, Mr. Ng, one of our Executive Directors and our Chief Operating Officer, who together have worked in the provision of civil engineering services for over 26 years. Mr. Sze is very experienced in the provision of civil engineering services and he has been engaging in this business since 1995. As of the date of this prospectus, we were equipped with a fleet of five HDD rigs, 18 excavators, 36 vehicles and a staff over 140 individuals.

Our competitive advantage lies in our ability to manage and execute civil engineering services projects in a timely, reliable and cost-efficient manner, including larger scale and complex projects which involves HDD. Our established track record and experienced management team are key factors that build up our reputation in the local construction industry.

Our Qualifications and Certifications

We are registered with the BCA as a (i) Grade GB2 licensed general builder; (ii) Grade C1 contractor under the CW02 (civil engineering) workhead; (iii) Grade L5 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead; (iv) Grade L1 contractor under the ME11 (mechanical engineering) workhead; and (v) Grade L6 contractor under the SY05 (electrical & electronic materials, products & components), which enable us to undertake public sector projects up to S$6 million, S$5 million, S$16 million, S$0.8 million and unlimited amount in value for each project, respectively. We have already satisfied the financial, personnel and management & development requirements for a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, and we are working towards meeting the track record requirement. Our Directors expect that we should meet the track record requirement in late 2023. Once we are registered as a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, we can undertake public sector projects of unlimited contract value.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001 (quality management), ISO 45001 (occupational health and safety) and bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, during the financial years ended December 31, 2022 and 2021 and during the interim period running through the date of this prospectus.

Our Business Model

Civil Engineering is a professional engineering discipline that deals with the design, construction, and maintenance of the physical and naturally built environment. This field is divided into a number of specialties, each with its own focus and area of expertise, which includes (i) construction engineering that involves the planning and construction of buildings, bridges, roads and other infrastructure; (ii) structural engineering that deals with the design, construction and analysis of structures, such as the safety and stability of buildings and bridges; (iii) environmental engineering that deals with protecting the environment and minimizing the negative impact of human activity on the environment, such as cleaning up contaminated sites, designing systems to reduce pollution or developing plans to mitigate the effects of climate change; (iv) geotechnical engineering that deals with the design and construction of foundations, slopes, tunnels and embankments with the knowledge of soil and rock; and (v) transportation engineering that deals with the planning, design and operation of transportation systems.

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Our principal business activity is the provision of civil engineering services to public utility projects in Singapore and we specialize in subsurface utility works, such as power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

The following is a breakdown of our revenue in the six months ended June 30, 2023 and 2022 based on the nature of the subsurface utility works projects we undertook during such period:

	Six Months Ended June 30,
	2023		2022
	$’000%		$’000%

Cable or pipe laying works	3,488	67.8	3,508	71.4
Pipeline and sewerage repair and maintenance	1,100	21.4	763	15.5
Maintenance works and services and others*	559	10.8	641	13.1

Total	5,147	100.0	4,912	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

The following is a breakdown of our revenue in the financial years ended December 31, 2022 and 2021 based on the nature of the subsurface utility works projects we undertook during such period:

	Financial Years ended December 31,
	2022		2021
	$’000%		$’000%

Cable or pipe laying works	6,844	71.1	5,981	50.2
Pipeline and sewerage repair and maintenance	1,599	16.6	4,622	38.8
Other services	1,178	12.3	1,314	11.0

Maintenance works and services and others *	9,621	100.0	11,917	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our service scope includes the planning, supervising and management of all aspects of a project, from its inception to completion. The scope of our contracts may require earthworks (such as land clearing, demolition, rock breaking, mass excavation, deep basement excavation, foundation excavation, earth disposal, earth filling and shore protection) and preparation of geotechnical reports, which we normally subcontract to third parties. We acted as the main contractor in over 50.0% of our contracts (in terms of revenue generated) in the six months ended June 30, 2023 and 2022, and the financial years ended December 31, 2022 and 2021. For the remaining projects, we acted as the subcontractor for main contractors, whose contracts were for the whole public works or infrastructure project and who subcontracted the civil engineering portion to us.

Cable or pipe laying works

Underground infrastructure such as telecom and power cable conduits, water lines, sewer lines, gas lines, oil lines, product pipelines and environmental remediation casings can be installed by conventional trenching or HDD. No matter which method to use, we are required to carefully plan a route that causes minimal damage and find a layout that meets our customer’s needs, avoids utility lines and minimizes damage to valuable property. In the six months ended June 30, 2023 and 2022, our Group generated revenue of approximately $3.5 million and approximately $3.5 million in projects relating to cable or pipe laying works, respectively, which accounted for approximately 67.8% and 71.4% of our total revenue in each such period. In the financial years ended December 31, 2022 and 2021, our Group had generated revenue of approximately $6.8 million and approximately $6.0 million in projects relating to cable or pipe laying works, respectively, accounted for approximately 71.1% and 50.2% of our total revenue in such period.

Conventional trenching

Conventional trenching is a method for building or maintaining underground infrastructure which involves digging and excavating a trench in the ground that is eventually deep and long enough to install, construct, maintain or inspect a conduit, pipe or tunnel with the use of excavators. Upon project completion, the underground structure is buried and the surface restored.

HDD

HDD is a trenchless method of installing underground infrastructure in a relatively shallow arc or radius with minimal surface disruption. It uses a surface-launched drilling rig that can steer the drill bit along a curved bore path, avoiding obstacles and reducing environmental impact by minimizing extensive open cut trenches. After careful pre-site planning, we will first drill the pilot hole, then followed by expansion of the hole via reaming and then pullback of the drill string which has the cable, pipe or conduit attached to it, thus creating a continuous segment of cable, pipe or conduit underground exposed only at the two initial endpoints.

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HDD is a preferred way for installing underground infrastructure as it can be used to cross any number of surface obstacles of varying sizes/depths including waterways, roadways, railroads, wetlands, shore approaches, congested areas, environmentally sensitive areas and areas where other methods (such as conventional trenching and excavating) are costlier or not practical/possible. Apart from offering significant environmental advantages over traditional cut and cover pipeline/utility installations, it also has the following benefits: less traffic disruption, lower cost, deeper and/or longer installation, no access pit, shorter completion times, directional capabilities and environmental safety. We are one of the five major contractors in Singapore for HDD works.

Pipeline and sewerage repair and maintenance

We have the technical know-how and the equipment for air-water-jetting and live valve insertion, which are essential for pipeline and sewerage repair and maintenance. In the six months ended June 30, 2023 and 2022, our Group generated revenue of approximately $1.1 million and approximately $0.8 million in projects relating to pipeline and sewerage repair and maintenance, respectively, which accounted for approximately 21.4% and 15.5% of our total revenue in each such period. In the financial years ended December 31, 2022 and 2021, our Group had generated revenue of approximately $1.6 million and approximately $4.6 million in projects relating to pipeline and sewerage repair and maintenance, respectively, accounted for approximately 16.6% and 38.8% of our total revenue in such period.

Cleaning of drinking water pipes

Drinking water pipes may be contaminated with sediments such as iron, manganese, lime, humus, sludge, sand and other deposits which may pose the risk of water turbidity, odor and taste nuisance. Our air-water-jetting system can clean drinking water pipes effectively in a reliable way without the use of chemicals and can be carried out practically everywhere without structural measures. Our air-water-jetting system can also offer a choice of different cleaning cycles, matched to the material, diameter and length of the pipe. The cleaning will ensure no turbidity of drinking water, effectively prevent incrustations which in turn will lengthen the maintenance intervals, improve the function of valves, relieves the load on pumps in pump pressure lines and thus also reduces energy costs during operation. During the cleaning, a selected pipe section is separated from the rest of the pipe network. Based on the network parameters, the cleaning section is supplied with air in a controlled manner via a hydrant, which is provided by the computer-controlled air treatment unit of our air-water-jetting system. At the same time, water is supplied by slightly opening a slide valve at the beginning of the line. As a result, the air-water mixture reaches very high flow velocities. The cavitation phenomena that occur cause a jet effect through turbulence, whereby a loosening of the deposits from the pipe walls is achieved and the deposits are flushed out together with the air-water mixture. The process is a constant pressure process, whereby the pressure is always selected lower than the nominal operating pressure and hence there is no danger of pipe bursts.

Cleaning of wastewater pressure pipelines

Wastewater pressure pipelines have to be cleaned regularly to remove sediments such as sludge, sand and grease deposits in order to reduce the pumping pressure and increase operational safety. Our air-water-jetting system can clean up wastewater pressure pipelines effectively in a reliable way and can be carried out practically everywhere without structural measures. Our air-water-jetting system offers a wide range of cleaning programs. Specific flushing algorithms are selected depending on the material, diameter, height difference and length of the wastewater pressure pipe. The cleaning is normally done at a pumping station or other suitable location and air and water are introduced into the wastewater pressure pipeline in a computer-controlled manner. During the cleaning, the pipeline is not subject to any additional mechanical loads and hence pump operation can be continued almost without interrupting operation.

Live valve insertion

When a water distribution system starts aging, it will require repairs and modernization. For instance, valves are designed to only last about 75 years and valve failure can constitute a serious problem for any water utility as they can lead to service disruption to thousands of customers, including but not limited to critical systems like fire protection, hospitals, data centers and schools. However, removing and replacing inoperable valves can create the potential of system shutdowns which could leave customers without service for extended periods. A live valve insertion is a specialty gate valve inserted into an existing water or wastewater main at where a control point is needed through a single circular hole cut into the water or wastewater main, while the existing pipeline is under working pressure, without interruption of flow or service. The life valve is permanently installed to the pipe, allowing for system control and maintenance in the same manner as a traditional resilient, seated gate valve. As a live valve can be installed and operated easily, it is ideal for planned, routine or emergency maintenance and is an effective, economical and reliable solution to utilities and municipalities that need to ensure that their water infrastructure remains in service, while also upgrading and updating those systems.

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Maintenance works and services and others

We also provide service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our Operations

Identification of business opportunities

As we are a civil engineering service provider that specialize in subsurface utility works, we only engage in public projects. Over 42.0% of our awarded contracts (in terms of revenue) during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021 were obtained through open tenders, and for the remaining projects, our customers send us requests for quotations to seek our services. We obtain information on open tenders from GeBIZ (Singapore Government’s one-stop e-procurement portal where suppliers can access public sector business opportunities online). For requests for quotations, such requests are normally made by main contractors through referrals, word of mouth or contacts established from previous tenders/quotations or contracts, and we also receive requests from repeat customers. Our tender department is responsible for fostering, building and maintaining relationships with these existing and potential customers.

Preliminary tender/quotation processes

Our tender department takes the lead in the tender/quotation process, and an internal tender/quotation process is initiated when a project director identifies an opportunity for open tender or receives an invitation to quote from a potential customer. Such project director will be in charge of the internal tender/quotation workflow process. Before we decide to tender/quote, our potential customers will typically provide us with documents relevant to the tender/quotation. Tender documents typically consist of conditions of tender, specifications, schedule of rates and a set of submission criteria including time, date and place of submission. Quotation documents typically consist of standard checks, conditions of quotation, specifications, schedule of rates and the timing of submission.

Tender

Tender assessment

To initiate the internal tender workflow process, the responsible project director will complete a tender brief form which will indicate, among other things, his estimate of the proposed price after assessing the feasibility of the project based on the following points:

●	review the customer’s requirements, specifications and schedule of the project;

●	determine the scope of works required;

●	review contractual risks and obligations;

●	assess the customer’s credit profile to ascertain their ability to pay based on the proposed payment terms;

●	review all other risks, including financial, operational, cash flows, political and regulatory; and

●	assess whether we can cumulate positive cash flows after we have commenced the project for a designated period and achieve at least the minimum gross profit margin we desire.

This form, together with the tender documents, will be handed to our Chief Executive Officer who, in turn, will evaluate our existing commitments, available resources and competency and then assess, review and decide whether to proceed and allocate resources (if any) for tender preparation. If our Chief Executive Officer decides to proceed with tender preparation, he will assign a reference number and inform the responsible project director to update information regarding the tender in the ongoing tender record list. If the information we collected in relation to the tender does not present favorable contract conditions, our Chief Executive Officer will ask the responsible project director not to proceed with tender preparation.

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Tender preparation

During tender preparation, the responsible project director will ascertain the pricing of the tender by estimating internal costing and budgetary evaluation on costs such as labor and materials and, where applicable, work with the material suppliers and subcontractors to obtain pricing for base price submission to our Chief Executive Officer. In order to deliver a more precise and cost-effective project proposal, the responsible project director may conduct a site visit to the project location to further assess the complexity of the project requirements. The responsible project director will continue to maintain/develop a relationship with the potential customer to obtain budget and job intelligence and other market intelligence on competitors and forward the relevant information to our Chief Executive Officer for pricing refinement.

Once the base price is determined and submitted to our Chief Executive Officer, he will review and approve the proposed bid price and pricing strategy. After our Chief Executive Officer has agreed on and signed off on the final bid price, the responsible project director will submit the tender to the potential customer based on the final bid price and follow up on the tender outcome (including clarification of tender documents) and provide management updates.

The period from our receipt of tender documents to submission of tender proposal to a potential customer is generally about four to six weeks.

Quotation

For projects where we act as a subcontractor, our customers, who are the main contractors, may request quotations from us directly. In these cases, the responsible project director will be responsible for the preparation of the quotation, and the review process will be similar to those described above for tenders.

Tender/quotation pricing

We adopt a cost estimate plus mark-up pricing model for pricing our tenders/quotations. Contracts with our major customers are either at (i) fixed prices with a pre-determined quantity and schedule for project completion which generally commit us to provide the resources required to complete a project for a fixed sum; or (ii) notional contract sums, if the quantity for project completion cannot be predetermined, where the work performed will be measured and valued against agreed rates for progress and/or final payment. As such, when deciding on our tender price/quotation, we also make reference to price trends of materials, trends in the labor market, previous tender/quotation records and awarded tender price/quotation of previous similar jobs on top of getting quotations from material suppliers and subcontractors. After we have determined the estimated costs (which will include but not limited to the costs of equipment, materials, subcontractors, labor, professional engineering, safety and environmental measures and insurance cost), we add on our desired profit margin before we propose a tender price/quotation.

Award of contract

The period for a tender and a request for quotation to become an awarded contract is generally three to six months and three months, respectively. If the contract is awarded by tender, we will typically enter into a formal contract with our customer. If the contract is awarded by quotation, our customers will either give us a confirmation or issue a purchase order to us.

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Project implementation

Formation of operations team and handing over

After we have been formally awarded with the contract, our tender department in charge of the tender/quotation will hand over the project to our operations department. The handover to the responsible operations team is done over two kick-off meetings.

The first kick-off meeting, which is normally held within five days of the award of the project, will be attended by the responsible operations team, and the responsible project director of our tender department will brief the operations team on the scope of work required, construction phases, contract period, budget and cost structure and any other special requirements of the project.

At the second kick-off meeting, which is normally held within 14 days of the first kick-off meeting, the responsible operations team will evaluate and confirm the feasibility and profitability of the project and achieve a common understanding of the project scope and estimated profit. Following this meeting, the finance team will record details of the project into our accounting system, which sets down the approval required for different types of project expenses and the system for budget control and facilitates us to track real-time project costs.

Preparation of work plan

The project manager of the designated operations team will prepare the comprehensive and practical work plan based on customer’s specifications, which include detailed particulars of materials, products and/or equipment to be used in the project, and submit the same to our customer for approval. Such project manager will also prepare and submit a master program for the project setting out key milestone dates (e.g., commencement date and date of practical completion) to our customer for approval. The master program is reviewed and updated regularly throughout project implementation.

Taking out performance bonds and insurance

For projects where we act as the main contractor, we are typically required to provide performance bonds issued by a bank or insurance company backed by cash or other collaterals and/or guarantees in favor of our customers to secure our performance under contracts, which is common in our industry. The amount of the performance bond required for each project is generally 5.0% of the total contract sum for such project. Our performance bonds normally expire or are released upon completion of the projects or as otherwise specified in the contracts.

In cases in which we are the main contractor, we may be required to take out contractor’s all risks, work injury compensation and public liability insurance to comply with the applicable laws and regulations and the requirements under the contracts. However, when we are acting in the capacity of a subcontractor, the main contractor’s insurance policies will normally cover us in these areas, and we usually just have to take out insurance policies to cover the exclusions and excesses which we are required to pay under the insurance policies of the main contractor (see “- Insurance” in this section for details).

Selection of material suppliers and subcontractors

Our procurement team under the operations department maintains and regularly reviews and updates a list of qualified material suppliers and subcontractors that meet our stringent requirements, including the ability to meet our quality and safety specifications and our time schedule for supply of services and materials. As of December 31, 2022, there were approximately five qualified material suppliers on the list, and we select material suppliers for our projects from this list.

Procurement process

Our procurement team is in charge of procurement for project execution, and it is also responsible for budget and supplier management to ensure that the project will meet the contract specifications and follow the schedule within the limit of the agreed budget.

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Project execution process

An operations team is typically led by a project manager and supported by a project engineer, a site supervisor and procurement staff, and their main responsibilities are as follows:

●	project manager – mainly responsible for ensuring that the project is completed on time based on the needs of our customer and within budget, including the budgeting, organization, implementation and scheduling of the project as well as dealing with the internal and external stakeholders of the project;

●	project engineer – mainly responsible for managing the project budget, schedule, personnel and technical activities to ensure project accuracy, quality and safety;

●	site supervisor – mainly responsible for supervising and monitoring the overall workforce and work progress on site, supervising workmanship and quality on site and coordinating with our outsourced safety officer to implement our integrated quality, health, safety, security and environmental management system which was developed with reference to ISO9001 (quality management) and ISO45001 (occupational health and safety); and

●	procurement staff – mainly responsible for material takeoff estimates for the project, dealing with material suppliers and subcontractors and ensuring that their quotations are in compliance with all requirements, and for the preparation of building contracts, progress claims, payment certificates and other documentation relating to our material suppliers and subcontractors.

The operations team conducts regular meetings with subcontractors to ensure that site work progresses according to schedule. Daily site inspections (including visual/photographic inspections and measurements) are conducted to ensure that works are carried out according to proper procedures. Safety and construction quality are our areas of critical focus, and we have appointed external specialist safety and quality teams to closely monitor our work sites during the project execution process. Our Chief Operating Officer, who is in charge of supervising the operation of the project, conducts regular project reviews with the responsible project manager. Our Chief Operating Officer will present and review the project status with our Chief Executive Officer on a bi-monthly basis. In terms of the financial management of the project, our finance manager will prepare six-month cash flow forecasts for the project on a bi-monthly basis and will also review the financial report and forecast results of the project with our Chief Executive Officer on a monthly basis.

We have adopted ISO 9001 (quality management) systems to ensure that the works undertaken by our subcontractors are delivered on schedule and conform with the standards of our customers.

Progress payment and certification

Our customers generally pay us by progress payments pursuant to contract with reference to the percentage of works done or the reaching of specified milestones. We generally do not receive any deposit or advance payment from our customers but, depending on the unique circumstances of each project, we may require our customers to pay us a refundable deposit upon the signing of contract. We typically submit a payment application to our customer team summarizing the works done on a monthly basis or after the specified milestone is reached. Our project manager or procurement staff prepares our payment application based on an internal assessment of work progress and quantity of works completed and an estimation of subcontracting costs likely to be incurred. Our customer then assesses our payment application and issues an interim payment certificate to us certifying the percentage of works done or the reaching of the specified milestone. In general, the interim payment certificate is issued within 21 to 30 days from the date of our payment application. We then present our invoice to our customer after our receipt of the interim payment certificate to request for payment. Our customer will, upon receiving our invoice, make payment to us based on the certified amount. In general, such payment is made within 30 to 45 days from the date of the presentation of our invoice to our customer.

Variation orders

Customers in general have the right to order variations during the course of a project pursuant to the relevant contract terms. Variation orders may include: (i) additions, omissions, substitutions, alterations, changes in quality, form, character, kind, position or dimension; and (ii) changes to any sequence, method or timing of works, which may result in additional works. The rates for the works under such variation orders follow the schedule of rates as provided in the relevant contracts or the fair value of work, day rates or estimated cost and profit agreed upon between the customer and ourselves. In general, after receiving instruction of a variation order, we make an estimation of the costs likely to be involved and may obtain quotations from our subcontractors, and then we submit a proposed rate for such variation order to our customer for approval. We continue to apply for progress payments for such variation orders during the course of the project.

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Duration

Our customers fix an expected project duration at the tender/quotation stage. During the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, the duration of most of our civil engineering services projects from commencement to practical completion varied from seven and a half months to five years. If we are aware of any circumstances which may prolong the expected duration of a project, we advise our customers on ways to mitigate any impact from the extra time and cost involved. If the progress of the works is likely to be delayed due to variation orders or certain unforeseen situations, such as inclement weather on the site, we discuss with our customers in estimating the length of the delay and agreeing to a fair and reasonable extension of time for completion.

Project completion and post completion

Practical completion

Several procedures will follow after the completion of our works, including inspection and rectification works by the operations team and an official handover to the customer. Upon practical completion, our operations team will inspect the completed works to identify defects and instruct rectification works be carried out. After the rectification works are duly completed, we will arrange an official project handover to the customer. Our customer will conduct inspection to check whether the works are satisfactorily completed, and the customer will issue a certificate of practical completion certifying that the project is substantially completed and is approved for handover. Upon the issue of such certificate, the performance bond, if any, is normally released.

Defect liability period

Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified at our cost. During the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, the defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Generally, we require a back-to-back defect liability period from our subcontractors for risk management purposes so that our subcontractors are generally responsible for rectifying the defects in their works or materials procured at their costs.

Warranty period

Some of our customers may require a warranty period after practical completion during which we are responsible to make good all defects, damages or other faults arising from the choice of materials and the performance of the works which are our responsibilities under the relevant project contracts. The warranty period could range from two to three years after the issue of the certificate of practical completion. Generally, we require a back-to-back warranty period from our material suppliers and subcontractor and for risk management purposes so that they are generally responsible for rectifying the defects in their works or repairing and replacing the defective materials supplied (as the case may be) at their costs.

There were no material claims made under any warranty we provided to our customers during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, or during the interim period as of the date of this prospectus.

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Competitive landscape of the civil engineering services sector in Singapore

The civil engineering services sector accounted for approximately 7.5% of the construction industry in Singapore (in terms of the value of certified progress payments in the construction industry) in 2022, and this sector is competitive and relatively fragmented. As at August 24, 2023, there were 884 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 179 are of Grade C1), 448 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 56 are of Grade L5 and 14 are of Grade L6), 832 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 564 are of Grade L1), and 342 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 42 are of Grade L6). Apart from competition from local contractors, there is also competition from many large international players from China, India, Australia and Europe. Frost & Sullivan estimated that there are approximately 200 market participants in the civil engineering services sector that specialize in subsurface utility works in Singapore, with less than 30 market participants that specialize in HDD works and we are one of the five key players for HDD works in Singapore.

Our Competitive Strengths

We have an established track record of over 10 years providing timely, reliable and cost-efficient civil engineering services and are one of the five major contractors in Singapore for HDD works

We have an established track record of over 10 years of providing timely, reliable and cost-effective civil engineering services in Singapore that covers subsurface utility works including power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. We endeavor to adopt state-of-the-art technology in performing our services, such as HDD and live valve insertion. We are one of the five major contractors in Singapore for HDD works, which is a trenchless method of installing underground infrastructure offering significant environmental and cost advantages over traditional cut and cover pipeline/utility installations. Our experienced management team under the leadership of our founder and Chief Executive Officer, Mr. Sze, who has over 28 years of experience in the provision of civil engineering services in Singapore, allows us to evaluate a project’s specifications, resource needs and level of difficulty accurately which helps us to make sure that the technical, resource and scheduling challenges are addressed and monitored closely throughout the project. We believe that our experienced management team and our capabilities in civil engineering services, and to do so in a timely, reliable and cost-efficient manner have contributed to our reputation and track record. We believe our Group’s long-term presence in the industry also gives our customers an overall confidence in our ability to complete quality works in a timely manner.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001 (quality management), OHSAS 18001 and subsequently ISO 45001 (occupational health and safety) as well as bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021 and as of the date of this prospectus.

We have an experienced and dedicated management team

Our Executive Directors and Executive Officers are all very experienced in the provision of civil engineering services in Singapore. Our Group was founded in 2013 by Mr. Sze, our Chief Executive Officer, who has over 28 years of experience in the provision of civil engineering services with the resources of his spouse Ms. Liao (one of our Executive Directors who is in charge of our Group’s human resources and administrative matters) together with, inter alia, Mr. Ng, one of our Executive Directors and our Chief Operating Officer, who has worked with Mr. Sze in the provision of civil engineering services for over 26 years. Mr. Tang, our Project Director (M&E), also has more than 15 years of experience in the provision of civil engineering services. Mr. Wong, our Project Director (Power/Telecom), who joined our Group since 2021, has over 18 years of experience in the provision of civil engineering services. As our Executive Directors or Executive Officers, they have been instrumental in the growth and development of our Group over our 10 years of operations. We believe that the combination of our strong management expertise and knowledge of the industry, together with our qualified employees to complete civil engineering services projects in a timely, reliable and cost-efficient manner, have been and will continue to be our Group’s valuable assets.

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We are equipped with a fleet of five HDD rigs, 18 excavators and 36 vehicles in addition to dozens of other specialized pieces of equipment that enable us to take on various large-scale civil engineering services projects

We have in-house civil engineering expertise and we are equipped with a fleet of five HDD rigs, 18 excavators and 36 vehicles as well as close to 50 other supporting equipment, such as air-water-jetting machine, live valve insertion machine, reduct mapping systems and pipeline robot closed circuit television (CCTV) inspection crawler, which enable us to take on various large-scale civil engineering services projects with different requirements at the same time. Having our own machines and equipment allow us to expediently deploy them to various locations as required as we do not need to rely on rental from third parties. We also have an experienced in-house servicing team for our HDD rigs and excavators to ensure that they are well maintained and operating efficiently. Our operations department and our civil engineers works closely with the main contractor on-site, ensuring that the civil engineering works are carried out as per the project schedule and specifications. The following are pictures of our HDD rig, mini excavator and hydraulic excavator:

We have strong and stable relationships with our material suppliers, subcontractors and customers

Since the inception of our business in 2013, we have developed stable relationships with our major material suppliers, subcontractors and customers in Singapore. We have strived to maintain stable business relationships with our major customers and also established healthy and stable relationships with our major material suppliers and subcontractors, which form a solid source of demand and supply for our business operations. For the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, our top five customers accounted for approximately 92.5%, 85.9% and 92.2% of total sales, respectively, and our top five customers have more than 10 years of business relationships with us. For the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, our top five material suppliers and subcontractors accounted for approximately 57.0%, 44.8% and 79.6% of total purchases, respectively, and our top five material suppliers and subcontractors have more than 10 years of business relationships with us.

Business Objectives and Strategies

Our mission is to deliver our services in a timely, reliable and cost-efficient manner, with integrity and good workmanship to meet customers, safety and regulatory requirements. Our corporate objective is to achieve sustainable growth in our business, create long-term shareholders’ value and strengthen our market position in the civil engineering service sector of the construction industry in Singapore. We intend to achieve this by implementing the following corporate strategies:

Upgrade registration as a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, which is a designation under the Singapore building protocols that will enable us to take on larger and more sophisticated projects

We are currently registered as a Grade L5 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead that enables us to undertake public sector projects up to S$16 million in value for each project. We endeavor to upgrade our registration as a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead that will enable us to undertake public sector projects of unlimited contract value. At the date of this prospectus, we have already satisfied the financial, personnel and management & development requirements for a Grade L6 contractor under the CR07 (cable/pipe laying & road reinstatement) workhead, and we are working towards meeting the track record requirement. We expect that we should meet the track record requirement in late 2023 and we are on track to take up larger scale civil engineering services projects.

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Expand and renew our fleet of equipment and vehicles

We have in-house civil engineering expertise and we are equipped with a fleet of five HDD rigs, 18 excavators and 36 vehicles as well as close to 50 other supporting equipment, such as air-water-jetting machine, live valve insertion machine, reduct mapping systems and pipeline robot closed circuit television (CCTV) inspection crawler, which enable us to take on various large-scale civil engineering services projects with different requirements at the same time. Some of our equipment and vehicles are aged and are due for replacement and as we intend to take up larger scale civil engineering services projects, we plan to expand our capacity by purchasing more HDD rigs, excavators and vehicles as well as other supporting equipment.

Enhance and/or expand our workforce and facilities to keep up with our business expansion

For our expansion, we will intend to expand and enhance our workforce, in terms of both the staff strength and staff skills. We intend to increase the number of workers, including office staff, site staff and vehicle operators, and enhance our staff skills by providing opportunities for them to attend courses. We will also review our remuneration packages to ensure they are sufficiently attractive to acquire and retain a talented workforce. To support a larger workforce, we intend to make addition and alteration works to our existing head office to provide for more office area and additional physical storage facilities to house our equipment. As over 84.0% of our workforce as at July 31, 2023 were foreign workers, we also plan to build a dormitory at our head office to house our foreign workers to cater for a larger workforce.

Expand our business through acquisitions, joint ventures and/or strategic alliances

Although we have no definitive plans in place to do so, apart from expanding our business through organic growth, we also plan to expand our business through acquisitions, joint ventures and/or strategic alliances as this will be the most effective and time-efficient way for us to increase our market penetration and expand our customer base. Moreover, we can also achieve cost savings through economies of scale by having a larger operation because the same level of overhead such as human resources, administration and marketing can be utilized by more business units and these in turn will improve our profitability.

While implementing the above strategies and business plans, we will adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Sales and Marketing

We strive to maintain good business relationships with our customers. Our tender department is generally responsible for fostering, building and maintaining our relationships with customers and keeping abreast of market developments and potential business opportunities. As of December 31, 2022, our tender department consisted of three employees.

Contracts and Pricing Model

Approximately 57.7%, 57.7% and 46.0% of our awarded contracts (in terms of revenue) during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, respectively, were obtained through an open tender process and the remaining approximately 42.3%, 42.3% and 54.0%, respectively, were through submitting quotations after our customers sent us requests for quotations to seek our services. Depending on the relevant contract terms: (i) we generally receive progress payments from customers within 30 to 45 days after we present our invoices (which are issued after our receipt of the relevant interim payment certificates) to them; and (ii) for projects where we act as the main contractor, we are typically required to provide performance bonds at 5.0% of the total contract sum for such contracts issued by a bank or insurance company backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under such contracts. We adopt a cost estimate plus mark-up pricing model for pricing our tenders/quotations. Contracts with our major customers are either at (a) fixed-prices with a pre-determined quantity and schedule for project completion, which generally commits us to provide the resources required to complete a project for a fixed sum; or (b) notional contract sums if the quantity for project completion cannot be predetermined where the work performed will be measured and valued against agreed rates for progress and/or final payment.

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We typically pay the start-up costs, such as project insurance fees, costs of materials, subcontracting fees and surveying service fees for certain start-up works, in advance of payment from our customers during the first three to four months following the commencement of a project. Apart from the start-up costs, we are typically required to provide performance bonds backed by cash or other collateral and/or guarantees in favor of our customers for an amount equal to 5.0% of the total contract sum in projects where we act as the main contractor. While we typically have to pay the start-up costs and the cash collateral required to secure performance bonds for projects during the first three to four months following the commencement of a project, our customers generally make progress payments pursuant to the contract with reference to the percentage of work done or the reaching of specified milestones and with no advance payment. This could result in a cash flow mismatch. We generally manage the cash flow mismatch by closely monitoring our capital and cash positions, closely managing our progress billings and using available banking facilities. In terms of management of projects, our Chief Operating Officer, who is in charge of supervising the operation of projects, conducts regular project reviews with our project managers. Our Chief Operating Officer generally presents and reviews the status of our projects with our Chief Executive Officer on a bi-monthly basis. In terms of financial management of projects, our finance manager prepares six-month cash flow forecasts for our projects on a bi-monthly basis, and he reviews the financial report and forecast results of our projects with our Chief Executive Officer on a monthly basis.

Quality Control

We have a quality control policy and we are committed to complying with and continually improving our quality management system to ensure that we provide quality civil engineering services that consistently meet our customers’ expectations, legal requirements and safety standards. Our Group has ISO 9001, ISO 45001 and bizSAFE Level Star certifications.

We maintain an approved vendor list and a vendor is first admitted to our list based on their market reputation, quality, responsiveness, track record, and existence of quality, environmental, health and safety management systems. The approved vendor list is reviewed annually and each approved vendor will be reviewed based on its performance, such as its quality, timeliness, responsiveness and environmental, health and safety record. For incoming purchases at our warehouse, such as spare parts for our trucks and excavators, our operations department will conduct incoming inspections. For incoming purchases at our work sites such as pipes, cables, cement, concrete and drilling fluids, our site supervisors will conduct visual inspections and sample tests. The criteria include ensuring the right quantity, type, grade or size of materials (as the case may be) and evidence of defects such as dent, grease, rust or coating defects.

During the project, our operations department have assigned site supervisors to inspect the works being carried out by our workers and by our subcontractors. In-process inspection includes ensuring that project specifications are met, such as ensuring that there is no damage to the cable, pipe or conduit during retraction for HDD works, adherence to control levels and horizontal alignment for excavation, compaction effort for earth fill works and that no excessive pressure is exerted to the pipes which may cause the pipes to burst during pipeline and sewerage repair and maintenance works. Our site supervisors will also inspect the works completed at each stage to ensure that the relevant requirements are met.

At the completion of the project, our operations staff will conduct a final check before arranging for handover to our customer. The checks include ensuring that all control levels are in accordance with the project specifications. Safety and regulatory requirements are also to be complied with. Our Group has not experienced any material disputes on our projects relating to the quality of our civil engineering services nor significant delay in the delivery of our projects during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021 and up to the date of this prospectus.

Workplace Safety and Health Policy

We are committed to ensuring the health and safety of our staff, who are valuable to our Group and to the successful execution of our projects. We have an occupational health and safety management system in place which was developed based on ISO 45001. Due to the nature of the construction industry, incidents at work sites may have detrimental effects on the health and safety of our workers. In cases where we are the subcontractors, the main contractors will have established workplace safety and health procedures which all their subcontractors are required to comply with on-site. For every project, our site supervisor will work with our outsourced safety officer(s) to ensure that workplace safety procedures are complied with by our employees and subcontractors.

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We have established a safety and health policy with the following objectives and corresponding measures:

(i)	Achievement of an accident-free workplace - safe work practices include the provision of safety helmets, safety glasses, respirators, hearing protection, gloves, safety harness and safety shoes where necessary and in conformance to the relevant regulations and/or codes of practice.

(ii)	Ensuring that safety and health are an integral part of managerial and supervisory position – The relevant project manager or site supervisor is in-charge of conducting meetings to address any potential workplace safety and health issues. In projects where we are the subcontractor, we will attend the toolbox and safety coordination meetings organized by our customer. In projects where we are the main contractor, we have an established safety committee headed by our Chief Executive Officer. We also have site safety committee headed by project manager for each project which will convene daily toolbox meetings, weekly co-ordination meetings and any ad-hoc meetings to inform of potential hazards.

(iii)	Involvement of our staff in the decision-making processes through regular communication, consultation and training.

(iv)	Provision of a continuous program of education and learning to ensure that our staff work in the safest possible manner - A safety orientation briefing is conducted for all new staff, in addition to the mandatory Construction Safety Orientation Course (“CSOC”) conducted by the MOM and appropriate training courses are also provided for relevant personnel.

(v)	Continual improvement of occupational safety and health management system at our work sites.

(vi)	Identification and control of all potential hazards in the workplace through hazard identification and risk analysis - We have a risk management procedure to conduct risk assessment in order to reduce risks at source. This involves an assessment of the risks involved, prioritizing of the measures to control the potential hazards, implementing these measures, keeping record of the steps taken and a review of the risk assessment plan.

(vii)	Ensuring that all potential accidents or incidents are controlled and prevented - Should there be an accident or incident, it will be reported following our reporting procedure, followed by an investigation. There will be an investigation panel and the investigation steps comprise the following: (a) obtaining initial information for accident investigation; (b) special considerations for fatal cases; (c) facts gathering; (d) facts analysis; and (e) preparation of the accident investigation record for corrective actions to be taken. Subsequent to the investigation record, there will be an analysis report to formulate preventive actions.

(viii)	Provision of an effective injury management and rehabilitation plan for our staff – This is addressed in our occupational health program that includes our hearing conservation program, respiratory protection program, eye protection program, industrial dermatitis program and work-related injury and strain program.

Our subcontractors must also ensure that their workmen follow strictly to our safety policy or that of the main contractor on site, and have to employ workers who have safety orientation certificates. Such safety orientation certificate is issued after the attendance of safety courses. All foreign workers in the construction sector must attend the CSOC, a full-day course conducted by various training centers accredited by the MOM and obtain a valid CSOC Pass. The CSOC is to (i) ensure that construction workers are familiar with common safety requirements and health hazards in the industry; (ii) educate them on the required measures to prevent accidents and diseases; and (iii) ensure that they are aware of their rights and responsibilities under employment law. Safety equipment such as safety helmets/safety boots and safety belts shall be provided by the subcontractor, and workers who fail to comply shall be removed from the work site. When selecting our subcontractors, we will take their safety standards into consideration. This includes evaluating our subcontractors on their safety management system, their machinery and equipment, their safety track record and safety training records. Subcontractors are also required to be involved in our monthly safety committee meetings and tool box meetings to provide them with updated industry rules and regulations, where applicable.

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Customers

Our major customers include a number of government authorities, utility companies or main contractors which specialize in public utility or infrastructure projects in Singapore. Consistent with market practice, our customers normally award contracts to us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contracts with any of our customers but, during the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, our five largest customers accounted for an aggregate of approximately 92.5%, 85.9% and 92.2%, respectively, of our revenue, and our largest customer accounted for approximately 30.9%, 26.0% and 37.9% of our revenue, respectively.

Vendors

Our major vendors include material suppliers and subcontractors. We purchase certain materials, such as different kinds of pipes, cables, cement, concrete and drilling fluids, to facilitate our own project works. We also engage subcontractors from different trades for works which are generally labor intensive (such as earth works) or require specific skill sets (such as geotechnical reports) so that we can focus on our core competencies of civil engineering, HDD, air-water-jetting and live valve insertion. During the financial years ended December 31, 2022 and 2021, we did not enter into any long-term contracts with our material suppliers and subcontractors, nor have we entered into any such contracts as of the date of this prospectus. We have over 10 years of cooperation with our five largest vendors (material suppliers and subcontractors) and have established healthy and stable relationships with them, which form a solid source of supply for our operation.

During the six months ended June 30, 2023 and the financial years ended December 31, 2022 and 2021, purchases attributable to our five largest vendors accounted for approximately 57.0%, 44.8% and 79.6% of our total purchases, respectively, and purchases attributable to our largest vendor accounted for approximately 25.2%, 15.8% and 69.3% of our total purchases, respectively.

Employees

At December 31, 2022, we employed a total of 148 persons, over 84.0% of whom were foreign workers, as compared to 120 employees at December 31, 2021, 83.0% of whom were foreign workers. Our foreign workers are mainly from Bangladesh and India.

Employees are not represented by a labor organization or covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good, and to date, we have not experienced any significant labor disputes.

Real Property

We currently operate in two premises, namely:

1.	Head office, workshop and warehouse – A leasehold estate at 27 First Lok Yang Road, Singapore 629735 of approximately 6,503 square meters leased by SKK from JTC during the leasehold period of up to October 15, 2031 (unless further extended by JTC) which is used as our head office, a workshop for welding and fabrication of pipe fittings and steel pipes and a warehouse. SKK is required to pay monthly land rent to JTC at S$12,084.93 per month (excluding GST).

2.	Site office – A site office at Seletar North Link, Singapore of approximately 28.8 square meters licensed to SKK by the Singapore Land Authority at a license fee of S$12,205 per month (excluding GST), which is used for work site, construction storage and temporary access road for one of our on-going projects. The license will expire on February 22, 2024.

We have also entered into monthly license arrangements with an independent dormitory facility provider for accommodation of up to 72 of our foreign workers at 50 Toh Guan Road East #06-01, Singapore 608587 at a fixed fee per room per month.

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Intellectual Property

Our Group has been providing our civil engineering services under the brand name of “SKK”. We do not have any registered trademarks but we have registered the domain name https://www.skkworks.com.sg.

We were not involved in any proceedings with regard to, and we have not received notice of any claims or infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Insurance

We maintain machinery and industrial all risks insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees and public liability insurance, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations both at home and abroad. We will continue to review and assess our risk portfolio and make any necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore.

Litigation and Other Legal Proceedings

As of the date of this prospectus, we know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any of our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Contractors Registration System

The industry we operate in is regulated by the Building and Construction Authority (“BCA”), whose primary role is to develop and regulate Singapore’s built environment, comprising buildings, structures and infrastructure in Singapore. A built environment includes, among other things, power grids, sewer pipelines, water pipelines and gas pipelines for the distribution of electricity, water and gas from central and substations, as well as the channeling of sewage and waste to a central collection point.

Although business entities which are not registered with the BCA are not precluded from conducting business as contractors or suppliers outside the Singapore public sector, registration in the Contractors Registration System (“CRS”) maintained by the BCA is a pre-requisite to tendering for projects in the Singapore public sector. The CRS is administered by the BCA to serve the procurement needs of government departments, statutory bodies and other public sector organizations including first level sub-contractors involved in government projects. At present, there are seven major categories of registration which may be further sub-classified into six to seven grades depending on the category of registration. The differences in BCA gradings relate to the tendering limits for Singapore public sector projects.

Registration of a contractor with the BCA is dependent on the contractor fulfilling certain requirements such as personnel qualification and the value of previously completed projects. The grade assigned to each contractor is dependent on, among other things, its minimum net worth and paid-up capital. The validity for a first-time registration is for a period of three years. Registration will thereafter lapse automatically unless a renewal application (for a period of three years) is filed and approved by the BCA.

General Builder License

The Building Control Act 1989 of Singapore and the Building Control (Licensing of Builders) Regulations 2008 of Singapore set out the requirements for the licensing of builders. All builders carrying out building works where plans are required to be approved by the Commissioner of Building Control (“CBC”) and builders who work in specialist areas which have a high impact on safety will require a builders’ license.

There are two types of builder’s licenses, namely the GB License and the specialist builder’s license. Further, there are two classes of GB License: a GB1 License which authorizes the builder to carry on the business of a general builder generally; and a GB2 License which authorizes the builder to carry on the business of a general builder restricted to contracts or engagements for an estimated final price of each not more than S$6 million. Any person who advertises or holds himself out to be or conducts himself in any way or by any means as a person who is authorized to carry on the business of a general builder or a specialist builder, or carries on the business of a general builder or a specialist builder, without a valid GB License or a specialist builder’s license (as the case may be) shall be guilty of an offence and liable on conviction to (a) a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both; (b) a further fine not exceeding S$500 for each day or part thereof the person fails, without reasonable excuse, to comply with the relevant requirements; and (c) in the case of a continuing offence after the conviction, to a further fine not exceeding S$1,000 for every day or part thereof during which the offence continues after conviction.

The CBC may by order revoke any GB License or specialist builder’s license if he is satisfied that, among other things, (i) the builder has failed to comply with certain conditions of the builder’s license; (ii) the builder has been convicted of an offence under the Building Control Act; or (iii) the conduct of any director, manager or employee of the builder (which is a corporation) affords grounds for believing that the builder will not be able to carry on the business of a general builder or specialist builder, as the case may be, in Singapore in accordance with any written law and with honesty and integrity. The CBC may, in any case which he considers that there is no cause of sufficient gravity for revoking any builder’s license, (i) suspend the license for a period not exceeding six months; (ii) impose a financial penalty not exceeding S$20,000 on the builder; (iii) censure the builder; or (iv) impose such other direction or restriction as he considers appropriate on the builder’s business as a general builder or specialist builder as the case may be.

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Building and Construction Industry Security of Payments

The Building and Construction Industry Security of Payment Act 2004 of Singapore (“BCISPA”) is administered by the BCA and facilitates payments for construction work done or for related goods or services supplied in the building and construction industry.

Under the BCISPA, any person who has carried out construction work or supplied any goods or services under a contract relating to, among other things, (i) the construction, alteration, repair, restoration, maintenance, extension, demolition or dismantling of buildings or structures that form or are to form part of the land, (ii) the installation in any building, structure or works of fittings that form or are to form part of the land, including systems of heating, lighting, air-conditioning, ventilation, power supply, drainage, sanitation, water supply or fire protection and security or communications systems, (iii) excavation and (iv) the erection, maintenance or dismantling of scaffolding, is entitled to progress payment.

The BCISPA contains provisions relating to, among other things, the amount of the progress payment to which a person is entitled under a contract, the valuation of the construction work carried out under a contract and the date on which a progress payment becomes due and payable. In addition, the BCISPA, amongst others, endorses the following rights:

(i) the right of a claimant (being the person who is or claims to be entitled to a progress payment) who, in relation to a construction contract, fails to receive payment by the due date of an amount that is proposed to be paid by the respondent (being the person who is or may be liable to make a progress payment under a contract to a claimant) and accepted by the claimant, to make an adjudication application in relation to the payment claim. The BCISPA has established an adjudication process by which a person may claim payments due under a contract and enforce payment of the adjudicated amount;

(ii) the right of the claimant to suspend the carrying out of construction work or supply or goods and services, and to exercise a lien over goods supplied by the claimant to the respondent that are unfixed and which have not been paid for, or to enforce the adjudication determination in the same manner as a judgment or an order of the court with the permission of the court, if amongst others, such claimant is not paid after the adjudicator has determined that the respondent shall pay an adjudicated amount to the claimant; and

(iii) where the respondent fails to pay the whole or any part of the adjudicated amount to a claimant, the right of a principal of the respondent (being the person who is liable to make payment to the respondent for or in relation to the whole or part of the construction work that is the subject of the contract between the respondent and the claimant) to make direct payment of the outstanding amount of the adjudicated amount to the claimant, together with the right for such principal to recover such payment from the respondent.

Employees

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

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Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Employment of Foreign Workers in Singapore

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”) and regulated by the Ministry of Manpower (“MOM”).

In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign employee unless he has obtained in respect of the foreign employee a valid work pass from the MOM, which allows the foreign employee to work for him in Singapore.

The availability of the foreign workers to various sectors is also regulated by the MOM through the following policy instruments:

(i)	approved source countries;

(ii)	the imposition of security bonds and levies;

(iii)	dependency ceilings based on the ratio of local to foreign workers; and

(iv)	quotas based on the man year entitlements (“MYE”) in respect of workers from Non-Traditional Sources (“NTS”) and the PRC.

Before applying for work permits for its foreign workers, a company must first declare its business activity to the MOM using the MOM’s online service. After the company declares its business activity, the MOM will assign the company to the most relevant sector. Each sector has sector-specific rules in relation to the employment of foreign workers and the company’s sector will determine the number of work permit holders that it can employ. To declare its business activity, the company must have a CPF account, contribute CPF for its local workers for at least 1 month before declaring its business activity, and submit copies of the relevant licenses to the MOM. After a company submits the online application to declare its business activity, the MOM may request for additional information and documents, such as the BCA Builder License for companies which have applied to declare construction as their business activity.

Approved source countries

The approved source countries and regions for construction sector workers are Malaysia, the PRC, NTS and North Asian Sources (“NAS”). NTS countries / regions include countries such as India, Sri Lanka, Thailand, Bangladesh, Myanmar and the Philippines. NAS countries / regions include Hong Kong, Macau, South Korea and Taiwan.

Construction sector companies must have Prior Approval (“PA”) from the MOM to employ foreign workers from NTS countries and the PRC. The PA indicates the number of foreign workers a company is allowed to bring in from NTS countries and the PRC. It also determines the number of workers who can have their work permits renewed, or who can be transferred from another company in Singapore. PAs are given based on: (i) the duration of the work permits applied for; (ii) the number of full-time local workers employed by the company over the past three months as reflected in the company’s CPF contribution statements, (iii) the number of MYE allocated to the company (for main contractors) or the number of MYE directly allocated from the company’s main contractor (for subcontractors); and (iv) the remaining number of the company’s quota available. With effect from 1 January 2024, the MYE framework will be dismantled, and companies will no longer need to apply for MYE or PA before applying for work permits for foreign workers from NTS countries or the PRC.

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The MOM requires all new workers from NTS countries and the PRC in the construction sector who are recruited under the PA scheme to possess either the Skills Evaluation Certificate (“SEC”) or the Skills Evaluation Certificate (Knowledge) (“SEC (K)”) before they are allowed to work in Singapore. The SEC and SEC (K) schemes are initiated by the BCA to raise the skill levels and productivity of the construction sector’s workforce, and enhance safety in the construction sector.

With respect to NTS and PRC construction sector workers, basic skilled workers would be allowed to work up to a maximum of 14 years in Singapore on a work permit, while higher skilled workers would be allowed to work up to 26 years in Singapore on a work permit. NAS and Malaysian work permit workers do not have a maximum period of employment.

All foreign workers in the construction sector must attend the Apply Workplace Safety and Health in Construction Sites (“AWSHCS”), formerly known as the Construction Safety Orientation Course (“CSOC”), a two-day course conducted by various training centres accredited by MOM and/or designated overseas training centres. The AWSHCS/CSOC is to (i) ensure that construction workers are familiar with common safety requirements and health hazards in the industry; (ii) educated on the required measures to prevent accidents and diseases; and (iii) ensure that they are aware of their rights and responsibilities under employment law. Employers must ensure that the foreign workers attend the course within two weeks of their arrival in Singapore before their work permits can be issued. At the end of the course, the workers will receive a safety orientation pass if they pass its requirement/assessment. Employers who fail to ensure that their workers take and pass the AWSHCS/CSOC will be barred from applying for any new work permits for three months, while the affected workers will have their work permits revoked.

Security bonds and levies

For each NAS, NTS or PRC construction sector worker who has obtained a work permit, a security bond of S$5,000 in the form of a banker’s guarantee or insurance guarantee is required to be furnished to the Controller of Work Passes. The security bond must be furnished prior to the foreign worker’s arrival in Singapore, failing which, entry into Singapore will not be allowed.

The employment of foreign workers is also subject to the payment of monthly levies. The levy is a pricing mechanism to regulate the number of foreign manpower in Singapore. For the construction sector employers pay the requisite levy according to the qualification of the foreign workers employed.

Dependency ceilings

The dependency ceiling in relation to work permit holders employed in the construction sector is currently set at a ratio of one full-time local worker who earns at least the Local Qualifying Salary of S$1,400 per month (“LQS”) to seven work permit holders. This means that for every full-time Singaporean or Singapore Permanent Resident employed by the company in the construction sector and whose salary is at least the LQS, the company can employ seven work permit holders. With effect from 1 January 2024, the dependency ceiling in relation to work permit holders employed in the construction sector will be reduced to a ratio of one full-time local worker who earns at least the LQS, to five work permit holders.

Conditions of work permits

Employers are required to comply with the conditions of the work permits (the “Conditions”), such as the requirement to provide acceptable accommodation for their foreign workers. Other Conditions which employers of foreign construction sector workers are also required to comply with include (i) that the foreign worker performs only those construction sector activities specified in the Conditions; (ii) ensuring that the foreign worker is not sent to work for any other person, except as provided for in the Conditions; (iii) providing safe working conditions for their foreign workers; and (iv) purchasing and maintaining medical insurance with coverage of at least S$60,000 per 12-month period of the foreign worker’s employment (or for such shorter period where the worker’s period of employment is less than 12 months) for the foreign worker’s in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

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Apart from the EFMA, an employer of foreign workers is also subject to, amongst others, the provisions as set out in:

(i)	the Employment Act, the requirements of which are set out above; and

(ii)	the Immigration Act 1959 of Singapore (“Immigration Act”) and the regulations issued pursuant to the Immigration Act.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is administered by the MOM. Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the persons at work a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons, ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

More specific duties imposed on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (“WSHR”). Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any infectious agents or bio-hazardous material which may constitute a risk to their health.

Under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“CWSH”) may, among others, enter, inspect and examine any workplace, to inspect and examine any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is relevant to an investigation or inquiry under the WSHA.

Under the WSHA, the CWSH may issue a stop-work order in respect of a workplace if he is satisfied that:

(a)	the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any process or work carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work;

(b)	any person has contravened any duty imposed by the WSHA; or

(c)	any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The stop-work order shall, amongst others, direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

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Workmen’s Compensation

The Work Injury Compensation Act 2019 of Singapore (“WICA”), which is regulated by the MOM, applies to all employees in all industries who are engaged under a contract of service, with the exception of domestic workers, and members of the Singapore Armed Forces, Singapore Police Force, Singapore Civil Defence Force, Central Narcotics Bureau and Singapore Prison Service. The WICA is in regard to injury suffered by them in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the method(s) of calculating such compensation.

The WICA provides that the employer shall be liable to pay compensation under the WICA if personal injury is caused to an employee by accident arising out of and in the course of the employee’s employment with the employer. The Work Injury Compensation (Insurance) Regulations 2020 provides that employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees earning S$2,600 or less a month (excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance however described), who are engaged under contracts of service (unless exempted).

The WICA does not cover self-employed persons or independent contractors. However, as the WICA provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal.

The WICA provides that if an employee dies or sustains injuries in a work-related accident or contracted occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by it, unless specifically exempted.

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MANAGEMENT

The following table sets forth the names, ages and titles of our Executive Directors and Executive Officers and our Independent Director Nominees:

Name	Age	Title

Executive Directors and Executive Officers:

Ms. Xiaoyan Liao	43	Executive Director and Human Resources and Administrative Director

Mr. Chun Seong Ng	47	Executive Director and Chief Operating Officer

Mr. Koon Kiat Sze	57	Chief Executive Officer

Mr. Kok Leong Wong (James)	47	Project Director

Mr. Teck Shen Tang	40	Project Director (M&E)

Ms. Phaik Shya Koay	39	Chief Financial Officer

Independent Director Nominees:

Mr. Chin Hoong Chan (Edmund)	35	Independent Director Nominee

Mr. Chung Keong Cheong (Dickson)	54	Independent Director Nominee

Mr. Kian San Lum (Alvin)	34	Independent Director Nominee

No arrangement or understanding exists between any such Executive Director, Executive Officer or Independent Director Nominee and any other persons pursuant to which any Executive Director, Executive Officer or Independent Director Nominee was or will be elected as such. Our Directors (including our Executive Directors and Independent Directors) are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Executive Officers:

Ms. Liao will begin serving as our Human Resources and Administrative Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Liao was appointed as Executive Director on March 27, 2023. Ms. Liao is responsible for the overall management of the human resources and administrative department. In 2014, Ms. Liao joined SKK as human resources and administrative director and appointed as executive director of SKK in 2015. Ms. Liao is the spouse of Mr. Sze.

Ms. Liao has over 9 years of experience in providing general administrative and human resources.

Ms. Liao graduated from Guilin Secondary Vocational & Technical School of Commerce, Guangxi in the PRC with a specialized course in Marketing in 1999.

Mr. Ng will begin serving as our Chief Operating Officer immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Ng was appointed as Executive Director on March 27, 2023. Mr. Ng is responsible for the operations, sales, procurement and daily company co-ordination of our Group. Mr. Ng joined SKK in 2013 as operations manager and appointed as executive director.

Mr. Ng has over 26 years of experience in the provision of civil engineering services. From 1997 to 2008, Mr. Ng worked as HDD machine operator at Directline Drilling (M) Sdn Bhd. From 2008 to 2010, Mr. Ng worked as site supervisor at Lucky Joint Construction Pte. Ltd. From 2010 to 2013, Mr. Ng worked as site in charge at Interprime Contractors Pte. Ltd.

In 1993, Mr. Ng earned Sijil Pelajaran Malaysia (SPM), or the Malaysian Certificate of Education qualification.

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Mr. Sze will begin serving as our Chief Executive Officer immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Sze is responsible for the development and execution of our Group’s business strategies and plans as well as oversees our Group’s financial performance, investments and other business ventures. Mr. Sze joined SKK since 2013 as chief executive officer and is the spouse of Ms. Liao.

Mr. Sze has over 28 years of experience in the provision of civil engineering services. From 1995 to 1999, Mr. Sze was partner at Interprime Contractors. From 1999 to 2002, Mr. Sze was managing director at Interprime Contractors Pte. Ltd.

In 1978, Mr. Sze earned Primary School Leaving Examination (PSLE) qualification.

Mr. Wong will begin serving as our Project Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Wong is responsible for overseeing the project tenders of our Group. Mr. Wong joined SKK in 2021 as project director.

Mr. Wong has over 18 years of experience in the provision of civil engineering services. From 2005 to 2007, Mr. Wong was assistant project engineer at Power Works Pte. Ltd.. From 2007 to 2009, Mr. Wong was project engineer at Taihan Electric Wire Co., Ltd.. From 2009 to 2012, Mr. Wong was safety, health and environment advisor at ExxonMobil Chemical Asia Pacific Pte. Ltd.. From 2012 to 2013, Mr. Wong was project engineer at Taihan Electric Wire Co., Ltd. From 2013 to 2014, Mr. Wong was project manager at Integrate Engineers Pte. Ltd.. From 2015 to 2020, Mr. Wong was safety, health and environment advisor at ExxonMobil Chemical Asia Pacific Pte. Ltd..

Mr. Wong obtained his diploma in civil and structural engineering from Singapore Polytechnic in 1997 and his bachelor degree in applied science in construction management from Royal Melbourne Institute of Technology University in 2011.

Mr. Tang will begin serving as our Project Director (M&E) immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Tang is responsible for overseeing the overall M&E operations of our Group. Mr. Tang joined SKK since 2016 as project manager and appointed as executive director of SKK (M&E) in 2018.

Mr. Tang has over 16 years of experience in the provision of civil engineering services. From 2007 to 2014, Mr. Tang was deputy project manager at Toh Ban Seng Contractor Pte Ltd. From 2014 to 2016, Mr. Tang was project manager at Sheng Keong Construction Pte Ltd.

Mr. Tang obtained his diploma in electronics, computer and communications engineering from Nanyang Polytechnic in 2005.

Ms. Phaik Shya Koay (“Ms. Koay”) will begin serving as our Chief Financial Officer immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Koay is responsible for managing accounting and finance of our Group. Ms. Koay joined SKK in 2022 as accounts manager.

Ms. Koay has over 14 years of experience in the provision of accounting and finance fields. From 2009 to 2010, Ms. Koay was accounts executive at U Gateway Pte Ltd. From 2010 to 2013, Ms. Koay was accounts executive at Poh Wah Scaffolding & Engineering Pte Ltd. From 2013 to 2013, Ms. Koay was accounts and administrative executive at Eco Garden Pte Ltd. From 2014 to 2015, Ms. Koay was senior accounts executive at Bottomslim New York Pte Ltd. From 2015 to 2022, Ms. Koay was accounts manager at Eco Garden Pte Ltd.

Ms. Koay obtained her bachelor degree in social work management (Honours) from Universiti Utara Malaysia in 2008.

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Independent Director Nominees:

Mr. Chin Hoong Chan, Edmund (“Mr. Edmund Chan”) will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Edmund Chan will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Edmund Chan has been in the audit and accounting field for over 10 years. From 2011 to 2012, Mr. Edmund Chan worked as an audit associate at Cheng & Co. in Malaysia. From 2012 to 2013, Mr. Edmund Chan worked as a senior audit associate at KPMG in Malaysia. From 2013 to 2018, Mr. Edmund Chan worked as audit assistant manager at BDO LLP in Singapore. Since 2018, Mr. Edmund Chan has been the Finance & HR Manager of Signmechanic Pte Ltd in Singapore. Since 2023, Mr. Edmund Chan has been an independent non-executive director in Multi Ways Holdings Limited, a company specializing in heavy construction equipment whose shares are listed on the New York Stock Exchange (stock code: MWG).

Mr. Edmund Chan has completed the examination from Association of Chartered Certified Accountants and obtained the certificate in 2011. Mr. Edmund Chan is a member of the Association of Chartered Certified Accountants (ACCA) since 2014. He is also a member of the Institute of Singapore Chartered Accountants (ISCA) since 2016 and the Fellow Member of Association of Chartered Certified Accountants (FCCA) since 2019.

Mr. Chung Keong Cheong, Dickson (“Mr. Dickson Cheong”) will begin serving as an independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Dickson Cheong will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Dickson Cheong has been in the construction industry for over 20 years. In 1993, Mr. Dickson Cheong worked as site supervisor at B&C Construction Pte Ltd. From 1993 to 1994, Mr. Dickson Cheong worked as a site engineer at CKT Thomas Pte Ltd. From 1994 to 2007, Mr. Dickson Cheong worked as senior contracts engineer at Sembcorp Industries Ltd. From 2007 to 2011, Mr. Dickson Cheong worked freelance as a claims consultant with Parsons Brinckerhoff Pte Ltd. Since 2011, Mr. Dickson Cheong has been a director of Contrax Pte Ltd.

Mr. Dickson Cheong obtained his bachelor degree in Construction Management (Honours) from University of Manchester Institute of Science and Technology in 1993. Mr. Dickson Cheong obtained his diploma in Building from Singapore Polytechnic in 1989.

Mr. Kian San Lum (“Mr. Alvin Lum”) will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Alvin Lum will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Alvin Lum has a background in accounting and finance. From 2012 to 2014, he was a senior auditor at KPMG, where he planned and conducted operational and financial audits of companies to confirm the companies’ financial statements are presented in alignment with GAAP/ MFRS. He also was responsible for generating comprehensive reports on audit findings, which includes the identification of financial information material misstatements and control deficiencies, and in providing suitable recommendations on such reports to strengthen and uphold the effectiveness of companies’ internal controls. From 2014 to 2016, he continued his career as a senior auditor at Ernst & Young LLP, where heled the audit staff who reviewed clients’ business and relevant issues impacting the clients’ operations and audits. From 2017 to 2018, Mr. Alvin Lum was the accountant at ISEC HEALTHCARE LTD. As the accountant, Mr. Alvin Lum’s responsibilities include examining and analyzing accounting records, financial statements, and other financial reports; developing and maintaining budgets, and preparing the corresponding periodic reports; and preparing quarterly announcement results.

Mr. Alvin Lum currently holds two executive directorships. He began serving as the executive director at CFO CA PTE LTD in 2019, and at Your Corporate Solutions Pte Ltd in 2022.

Mr. Alvin Lum graduated with a Bachelor’s Degree in Accounting from the University of Malaya in 2012. Since 2018, he is a Certified Member of Malaysian Institute of Accountants (MIA).

Board composition and director independence

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market or another national securities exchange. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. Following this offering, we will intend to rely on home country practice that a majority of the Directors on our Board of Directors are not required to be independent directors. In addition, we will be a “controlled company” under within the meaning of the Nasdaq Capital Market Rules following the completion of this offering because more than 50% of the voting power of our common stock will be held by Ms. Liao. See “Principal and selling shareholders.” As a result, we will be eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market or another national securities exchange, including (i) the requirement that a majority of our board of directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by independent directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If we cease to be a foreign private issuer, we intend to rely on these exemptions. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

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Committees of the Board of Directors

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board may also establish other committees from time to time to assist our Company and the Board. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Capital Market or another national securities exchange and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq Capital Market or another national securities exchange, each committee’s charter will be available on our website at https://www.skkworks.com.sg. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Mr. Edmund Chan, Mr. Dickson Cheong and Mr. Alvin Lum, all of whom are independent Directors, will serve on the audit committee, which will be chaired by Mr. Edmund Chan. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq Capital Market or another national securities exchange, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Edmund Chan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

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Compensation committee

Mr. Alvin Lum, Mr. Edmund Chan and Mr. Dickson Cheong, all of whom are independent Directors, will serve on the compensation committee, which will be chaired by Mr. Alvin Lum. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Capital Market or another national securities exchange. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the board of Directors the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Capital Market rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of Directors the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Dickson Cheong, Mr. Alvin Lum and Mr. Edmund Chan, all of whom are independent Directors, and will serve on the nomination committee, which will be chaired by Mr. Dickson Cheong, Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

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Foreign Private Issuer Status

The Nasdaq Capital Market listing rules and the rules of other national securities exchanges include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market or other national securities exchange. The application of such exceptions requires that we disclose each Nasdaq Capital Market or other national securities exchange corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Capital Market or other national securities exchange corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Capital Market listing rules;

●	the requirement under Section 5605(d) of the Nasdaq Capital Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Capital Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Capital Market listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq Capital Market listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at https://www.skkworks.com.sg. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market or another national securities exchange.

Compensation of Executive Directors and Executive Officers

For the six months ended June 30, 2023, we paid an aggregate of approximately S$0.6 million (US$0.4 million) in cash to each of our Executive Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang and Mr. Wong. For the financial year ended December 31, 2022, we paid an aggregate of approximately S$1.1 million (US$0.8 million) in cash to each of our Executive Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang and Mr. Wong. For the financial year ended December 31, 2021, we paid an aggregate of approximately S$1.1 million (US$0.8 million) in cash to each of our Executive Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang, Mr. Wong and Ms. Koay.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid. The Company does not have a profit sharing or equity incentive plan.

Employment Agreements

Employment Agreement between Ms. Liao and SKK

We will enter into an Employment Agreement with Ms. Liao that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which she will continue to be employed as the director of Human Resources and Administrative of SKK. Under the terms of the agreement, Ms. Liao’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Liao shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

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Employment Agreement between Mr. Ng and SKK

We will enter into an Employment Agreement with Mr. Ng that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will continue to be employed as the Chief Operating Officer of SKK. The agreement provides for a monthly base salary. Under the terms of the agreement, Mr. Ng’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Ng shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Sze and SKK

We will enter into an Employment Agreement with Mr. Sze that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will continue to be employed as the Chief Executive Officer of SKK. The agreement provides for an annual base salary. Mr. Sze’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Sze shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Wong and SKK

We will enter into an Employment Agreement with Mr. Wong that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will continue to be employed as the Project Director of SKK. The agreement provides for a monthly base salary. Under the terms of the agreement, Mr. Wong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Wong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Tang and SKK (M&E)

We will enter into an Employment Agreement with Mr. Tang that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which he will continue to be employed as the Project Director of SKK M&E. The agreement provides for a monthly base salary. Under the terms of the agreement, Mr. Tang’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Tang shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Koay and SKK

We will enter into an Employment Agreement with Ms. Koay that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, pursuant to which she will continue to be employed as the Chief Financial Officer of SKK. The agreement provides for a monthly base salary. Under the terms of the agreement, Ms. Koay’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Koay shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors will enter into a Director’s Agreement with the Company effective upon the closing of this Offering. The terms and conditions of such Directors’ Agreements will be similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual director fees that are payable to our Independent Director Nominees will be S$25,000 to Mr. Edmund Chan, S$22,000 to Mr. Alvin Lum and S$22,000 to Mr. Dickson Cheong respectively. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named Executive Officers;
●	each of our Directors and Director nominees; and
●	all of our current Executive Officers, Directors and Director nominees as a group.

Applicable percentage ownership is based on 13,875,000 Ordinary Shares of our Company issued and outstanding as of January 16, 2024 and, with respect to percent ownership after this offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than 1 person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 27 First Lok Yang Road Singapore 629735.

	Ordinary Shares Beneficially Owned Before this Offering		Ordinary Shares Beneficially Owned after this Offering
Name of Beneficial Owners	Number	Percentage %	Number	Percentage %

Named Executive Directors and Executive Officers:
Ms. Xiaoyan Liao(1)	8,223,713	59.27%	7,823,713	50.07%

Mr. Koon Kiat Sze(2)	-	-	-	-

Mr. Chun Seong Ng	2,335,163	16.83%	2,335,163	14.95%

Mr. Teck Shen Tang	693,750	5.00%	693,750	4.44%

Mr. Kok Leong Wong, James	-	-	-	-

Ms. Phaik Shya Koay	-	-	-	-

Independent Director Nominees:
Mr. Chin Hoong Chan, Edmund	-	-	-	-

Mr. Chung Keong Cheong, Dickson	-	-	-	-

Mr. Kian San Lum, Alvin	-	-	-	-

Total:	11,252,626	81.10%	10,852,626	69.46%

Notes:

(1)	Ms. Xiaoyan Liao is the spouse of Mr. Koon Kiat Sze, our Chief Executive Officer.
(2)	Mr. Koon Kiat Sze is the spouse of Ms. Xiaoyan Liao, our Executive Director and Human Resources and Administrative Director.

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Selling Shareholders

This prospectus covers the offering of 750,000 Ordinary Shares by the Selling Shareholders, as to 400,000 Ordinary Shares by Ms. Liao; 50,000 Ordinary Shares by Ace Champion; 50,000 Ordinary Shares by Falcon Summit and 250,000 Ordinary Shares by Ease Joy. This prospectus and any prospectus supplement will only permit the Selling Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders the opportunity to sell those Ordinary Shares.

The following table sets forth the names of the Selling Shareholders, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholders prior to this offering, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholders will own after the offering. Certain of the Selling Shareholders are also Resale Shareholders, and the following table also sets forth the number and percentage of Ordinary Shares the Selling Shareholders will own after the resale of Ordinary Shares in the offering pursuant the Resale Prospectus (assuming all Ordinary Shares being offered pursuant to the Resale Prospectus are in fact sold). The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Ordinary Shares in this offering by the Selling Shareholders or the resale of any Ordinary Shares offered pursuant to the Resale Prospectus.

Name of Selling Shareholders	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(1)	Number of Ordinary Shares Owned After Resale Offering	Percentage Ownership After Resale Offering(2)

Ms. Liao (3)	8,223,723	59.27%	400,000	7,823,723	50.07%	7,823,723	50.07%
Ace Champion (4)	686,812	4.95%	50,000	636,812	4.08%	-	-%
Falcon Summit (4)	686,812	4.95%	50,000	636,812	4.08%	-	-%
Ease Joy (4)	624,375	4.50%	250,000	374,375	2.40%	-	-%

	10,221,722	73.67%	750,000	9,471,722	60.63%	7,823,723	50.07%

(1) Based on 13,875,000 Ordinary Shares issued and outstanding immediately prior to the offering and based on 15,625,000 Ordinary Shares to be issued and outstanding immediately after the offering.

(2) Assuming all shares offered in the Resale Offering are sold.

(3) Registered address: 27 First Lok Yang Road, Singapore 629735.

(4) Registered address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110 BVI.

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RELATED PARTY TRANSACTIONS

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2022 and 2021, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

Prior to our group reorganization, SKK Works Pte Ltd was owned by Ms. Liao, our Executive Director and controlling shareholder as to 74%, Mr. Ng, our Executive Director and shareholder, as to 21% and Mr. Tang, our Executive Officer and shareholder, as to 5%.

On February 28, 2023, (i) Cheung Ching Ping, Stephen, an independent third party, and Ms. Liao entered into an acquisition agreement pursuant to which Cheung Ching Ping, Stephen agreed to acquire 120,285 shares in SKK from Ms. Liao at a consideration of US$400,000; (ii) Tan Seow Gee, an independent third party, Gay Teo Siong, an independent third party, and Mr. Ng entered into an acquisition agreement, pursuant to which Tan Seow Gee and Gay Teo Siong agreed to acquire 52,925 shares in SKK from Mr. Ng at a consideration of US$176,000; (iii) Tan Seow Gee, Gay Teo Siong and Ms. Liao entered into an acquisition agreement, pursuant to which Tan Seow Gee and Gay Teo Siong agreed to acquire 67,360 shares in SKK from Ms. Liao at a consideration of US$224,000. Under these acquisition agreements, Cheung Ching Ping, Stephen, Tan Seow Gee and Gay Teo Siong have the right to make an election and have their respective nominee to accept an equivalent percentage of shares in the Company in lieu of being transferred the shares in SKK. As such, on [●], 2024, Ace Champion (as the nominee of Cheung Ching Ping) and Falcon Summit (as nominee for Tan Seow Gee and Gay Teo Siong) acquired in aggregate 4.95% and 4.95% respectively of our issued share capital as to 7.41% from Ms. Liao and 2.49% from Mr. Ng respectively.

Prior to the effective date of the registration statement of which this prospectus forms a part, and pursuant to a sale and purchase agreement to be entered into by and among Ms. Liao, Mr. Ng, and Mr. Tang and our Company as part of a group reorganization, our Company issued to Ms. Liao, Mr. Ng and Mr. Tang, respectively, 1,798,200, 510,300 and 121,500 Ordinary Shares of our Company in exchange for Ms. Liao, Mr. Ng and Mr. Tang transferring their entire equity interests in SKK to our Company’s nominee, SKK Group. Ms. Liao is our Company’s controlling shareholder and will own approximately 59.27% of our total issued and outstanding Ordinary Shares immediately following the group reorganization and approximately 50.07% of our total issued and outstanding Ordinary Shares immediately following this offering. Further, on December 30, 2022, SKK Works Pte Ltd declared a dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng, which dividend is still outstanding and is unsecured, interest-free and repayable on demand. The dividend is considered a short term liability, though the Company does not expect to repay it in the next 12 months.

Upon completion of our reorganization, our Group is comprised our Company, SKK Group, SKK and SKK (M&E) as our Company’s direct and indirect wholly-owned subsidiaries, respectively.

Sales, sundry income, cost of sales and expenses associated with SKK HDD Works (2019) Pte Ltd transactions for the six months ended June 30, 2023, and 2022 were:

Nature of transactions	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Sales*
- SKK HDD Works (2019) Pte Ltd#	-	282

Sundry income*
- SKK HDD Works (2019) Pte Ltd#	-	470

Cost of sales*
- SKK HDD Works (2019) Pte Ltd#	-	105

Expenses*
- SKK HDD Works (2019) Pte Ltd#	-	194

Related Party	Relationship with our Group
SKK Works Pte Ltd	Prior to our reorganization, Ms. Liao owned 1,798,200 shares representing 74%, Mr. Ng owned 510,300 shares representing 21% and Mr. Tang owned 121,500 shares representing 5% in SKK Works Pte Ltd.
Ms. Liao	She is our Executive Director and controlling shareholder of our Company.
Mr. Ng	He is our Executive Director and shareholder of our Company and on January 9, 2023, he ceased to be the director of SKK HDD Works (2019) Pte Ltd.
Mr. Tang	He is our Executive Officer and shareholder of our Company.
SKK HDD Works (2019) Pte Ltd#	SKK Works Pte Ltd owned 264,000 shares representing 80% and Mr. Kim Hor Ng, an independent third party, owned 66,000 shares representing 20%, respectively, in SKK HDD Works (2019) Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd.

* The transactions related to sales, sundry income, cost of sales and expenses between SKK Works Pte Ltd and SKK HDD Works (2019) Pte Ltd are for the provision of works related to horizontal directional drilling services which are either at cost or current market prices, and on the normal commercial terms. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd. There were no transactions between SKK Works Pte Ltd and SKK HDD Works (2019) Pte Ltd for the six months ended June 30, 2023 since SKK HDD Works (2019) Pte Ltd had ceased its operations.

Sales, sundry income, cost of sales and expenses associated with SKK HDD Works (2019) Pte Ltd transactions for the financial years ended December 31, 2022, 2021 and 2020 were:

	Financial Years ended December 31,
	2022	2021	2020
Nature of transactions	$’000	$’000	$’000

Sales*
- SKK HDD Works (2019) Pte Ltd#	278	883	1,419

Sundry income*
- SKK HDD Works (2019) Pte Ltd#	464	231	13

Cost of sales*
- SKK HDD Works (2019) Pte Ltd#	103	2,781	479

Expenses*
- SKK HDD Works (2019) Pte Ltd#	191	2	-

Related Party	Relationship with our Group
SKK Works Pte Ltd	Prior to our reorganization, Ms. Liao owned 1,798,200 shares representing 74%, Mr. Ng owned 510,300 shares representing 21% and Mr. Tang owned 121,500 shares representing 5% in SKK Works Pte Ltd.
Ms. Liao	She is our Executive Director and controlling shareholder of our Company.
Mr. Ng	He is our Executive Director and shareholder of our Company and on January 9, 2023, he ceased to be the director of SKK HDD Works (2019) Pte Ltd.
Mr. Tang	He is our Executive Officer and shareholder of our Company.
SKK HDD Works (2019) Pte Ltd#	SKK Works Pte Ltd owned 264,000 shares representing 80% and Mr. Kim Hor Ng, an independent third party, owned 66,000 shares representing 20%, respectively, in SKK HDD Works (2019) Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd.

* The transactions related to sales, sundry income, cost of sales and expenses between SKK Works Pte Ltd and SKK HDD Works (2019) Pte Ltd are for the provision of works related to horizontal directional drilling services which are either at cost or current market prices, and on the normal commercial terms. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$500,000 divided into 2,000,000,000 shares, par value of US$0.00025 each. As of the date of this prospectus, 13,875,000 ordinary shares are issued and outstanding. Immediately prior to the completion of this offering, we will have 15,625,000 ordinary shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll except that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

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Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

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Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

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How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.skkworks.com.sg or through phone number +65 6334 3831.

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Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

On March 27, 2023, in connection with the Company’s incorporation on such date, the Company issued one Ordinary Share to Conyers Trust Company (Cayman Limited), which was transferred to Ms. Liao on the date of issuance.

On October 18, 2023, the Company issued an aggregate of 2,429,999 additional Ordinary Shares of a par value of US$0.001 each to our five founding shareholders (1,457,541 shares for Ms. Liao, 413,558 shares for Mr. Ng, 121,500 shares for Mr. Tang, 218,700 shares for Ease Joy and 218,700 shares for Novel Challenge) in exchange for cash subscriptions equal to the par value of such Ordinary Shares, representing approximately 59.98%, 17.02%, 5.00%, 9.00% and 9.00% of the issued share capital of the Company, respectively.

On [●], 2024, Ms. Liao transferred 240,570 Shares in our Company (representing approximately 4.95% of the issued share capital of our Company) to Ace Champion (as Cheung Ching Ping’s nominee) in lieu of transferring shares in SKK to Ace Champion and Ms. Liao and Mr. Ng transferred 134,720 and 105,850 Shares in our Company (representing in aggregate approximately 4.95% of the issued share capital of our Company) respectively to Falcon Summit (as nominee for Tan Seow Gee and Gay Teo Siong) in lieu of transferring shares in SKK to Falcon Summit). Following such transfer, our Company is held as to 1,082,252; 307,708; 121,500; 240,570; 240,570; 218,700 and 218,700 Shares by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge respectively representing approximately 44.54%, 12.66%, 5.00%, 9.90%, 9.90%, 9.00% and 9.00% respectively.

On [●], 2024, Mr. Ng, Ms. Liao, Mr. Tang and our Company entered into a reorganization agreement, pursuant to which Mr. Ng, Ms. Liao and Mr. Tang transferred their respective shares in SKK to our Company’ nominee, SKK Group in consideration of our Company allotting and issuing 1,798,200, 510,300 and 121,500 Shares to Ms. Liao, Mr. Ng and Mr. Tang respectively credited as fully paid. Following such allotment and issue, SKK Holdings is held by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge as to 2,880,452; 818,008; 243,000; 240,570; 240,570; 218,700 and 218,700 Shares respectively, representing approximately 59.27%, 16.83%, 5.00%, 4.95%, 4.95%, 4.50% and 4.50% of the issued share capital of our Company.

On January 8, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, Xiaoyan Liao surrendered 3,298,095 ordinary shares, Chun Seong Ng surrendered 936,869 ordinary shares, Teck Shen Tang surrendered 278,250 ordinary shares, Ease Joy Holdings Limited surrendered 250,425 ordinary shares, Novel Challenge Limited surrendered 250,425 ordinary shares, Ace Champion Investments Limited surrendered 275,468 ordinary shares and Falcon Summit Holdings Limited surrendered 275,468 ordinary shares to the Company, respectively.

Prior to the effective date of the registration statement of which this prospectus forms a part, and pursuant to a sale and purchase agreement to be entered into by and among Ms. Liao, Mr. Ng, and Mr. Tang and our Company as part of a group reorganization, our Company will issue to Ms. Liao, Mr. Ng and Mr. Tang, respectively, 1,798,200, 510,300 and 121,500 Ordinary Shares of our Company in exchange for Ms. Liao, Mr. Ng and Mr. Tang transferring their entire equity interests in SKK to our Company’s nominee, SKK Group. Ms Liao is our Company’s controlling shareholder and will own approximately 59.27% of our total issued and outstanding Ordinary Shares immediately following the group reorganization and approximately 50.07% of our total issued and outstanding Ordinary Shares immediately following this offering.

Ms. Liao is our Executive Director, our Human Resources and Administrative Director and controlling shareholder of our Company. Mr. Ng is our Executive Director, our Chief Operating Officer and shareholder of our Company. Mr. Tang is our Executive Officer, our Project Director (M&E) and shareholder of our Company. Ease Joy, a company incorporated in the BVI and wholly-owned by Mr. Kok Chuah Tan, is an independent third party. Novel Challenge is a company incorporated in the BVI and wholly-owned by Mr. Che Wah Quek, an independent third party. Ace Champion Investments Limited, a company incorporated in the BVI and wholly-owned by Mr. Ching Ping Cheung, Stephen, an independent third party. Falcon Summit Holdings Limited, a company incorporated in the BVI and owned as to 50% and 50% by Mr. Seow Gee Tan and Mr. Teo Siong Gay, both independent third parties, respectively.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 15,625,000 Ordinary Shares issued.

All of the Ordinary Shares sold in this offering by the Company and by the Selling Shareholders will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriter, for a period of 180 days after the date of this prospectus, subject to certain exceptions not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than the registration statement containing the Resale Prospectus), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (y) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (x) or (y) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the Underwriter.

Furthermore, each of our Directors and Executive Officers and each of our existing shareholders, including each of the Selling Shareholders (except with respect to the Ordinary Shares sold in this offering), has also entered into a similar lock-up agreement with the underwriter for a period of 12 months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares, and securities that are substantially similar to our Ordinary Shares.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by the Resale Shareholders of our Ordinary Shares held by them. These Ordinary Shares have been registered to permit public resale of such shares, and the Resale Shareholders may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Resale Shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Any shares sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public offering price of the Ordinary Shares we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices.

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EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Ordinary Shares by us and the Selling Shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	2,306
FINRA Filing Fee	US$	2,750
Nasdaq Capital Market Entry and Listing Fee	US$	5,000
Printing and engraving expenses	US$	10,000
Legal fees and expenses	US$	285,000
Accounting fees and expenses	US$	250,000
Miscellaneous	US$	588,000
Total	US$	1,143,506

These expenses will be borne by us.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

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Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our Ordinary Shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, we cannot guarantee that our listing will be approved or that we will be able to list our Ordinary Shares on another national securities exchange. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We and the Selling Shareholders have entered into an underwriting agreement dated [●], 2024 with Bancroft Capital LLC, or the Representative, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we and the Selling Shareholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite their name(s) below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Bancroft Capital, LLC	2,500,000
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriter may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts are 7.5% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Total
Per Share
Public offering price	US$	[●]
Underwriting discounts and commissions to be paid by us	US$	[●]
Proceeds, before expenses, to us	US$	[●]
Proceeds, before expenses, to the Selling Shareholders	US$	[●]

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the Ordinary Shares.

We have agreed to reimburse the Representative up to a maximum of US$150,000 for certain out-of-pocket accountable expenses (including the legal fees and other disbursements, as disclosed below), and up to an additional US$12,900 for out-of-pocket clearing agent settlement and closing costs. We agreed to pay US$30,000 as an advance towards the Representative’s accountable expenses (the “Advance”). Any portion of the Advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

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We have agreed to pay expenses relating to the offering, including but not limited to (i) all expenses incident to the authorization, issuance, sale, preparation and delivery of the Ordinary Shares to be sold in this offering, (ii) all fees and expenses of the Company’s legal counsel, independent public or certified public accountants and other advisors, (iii) all fees related to the registration of the Ordinary Shares to be sold in this offering with the SEC and the listing of the Ordinary Shares on the Nasdaq Capital Market or another national securities exchange, (iv) all costs and expenses incurred in connection with the shipping and distribution of underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto as may, in each case, be reasonably requested by the Representative for use in connection with the offering and/or sale of the Ordinary Share to be sold in this offering, (v) all fees and expenses incurred in connection with qualifying or registering such Ordinary Shares for offer and sale under the “blue sky” securities laws of such states and other jurisdictions as the Representative may request (including all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel), (vi) all out-of-pocket accountable fees, expenses and disbursements incurred by the Representative in connection with the offer, sale or marketing of the Ordinary Shares and performance of the Representative’s obligations under the underwriting agreement, including without limitation fees and disbursements of the Representative’s counsel and travel and related expenses of the Representative, which reimbursable accountable amount (excluding expenses related to blue sky and FINRA compliance) will not exceed $150,000, (vii) all expenses incurred by the Company in connection with any “road show” presentation to potential investors, (viii) the costs and charges of the transfer agent and the registrar for the Ordinary Shares, and (ix) all application fees and fees and expenses of counsel to the Representative incurred in connection with the filing with and clearance of the offering by FINRA.

We estimate that the total expenses of the offering payable by us, excluding the underwriter’ discount and commissions and non-accountable expense allowance will be approximately US$1.14 million, which includes reimbursement of the Representative’s accountable expenses and clearing agent settlement and closing costs discussed above.

Lock-Up Agreements

Our officers, Directors and all of our existing shareholders have agreed to a 12-month “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued (which lock-up does not include the Ordinary Shares sold by the Selling Shareholders in this offering). This means that, for a period of 12 months following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for 180 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

For a period of 12 months from the completion of this offering, we have granted the Representative the right of first refusal to act as lead manager and bookrunner or lead placement agent with respect to any public or private sale of the securities of the Company and/or any of its subsidiaries in the United States.

Nasdaq Capital Market Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market or another national securities exchange under the symbol “SKK.” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed on the Nasdaq Capital Market or another national securities exchange at the completion of this offering.

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Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market or another national securities exchange may engage in passive market making transactions on the Nasdaq Capital Market or another national securities exchange in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriter and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●

Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●

Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●

Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the underwriter.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

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Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or another national securities exchange. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

The underwriter and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman.

We are being represented by TroyGould PC with respect to certain legal matters of U.S. federal securities.

Certain legal matters of United States federal securities laws in connection with this offering will be passed upon for the underwriters by Taft Stettinius & Hollister LLP.

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EXPERTS

The financial statements as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022 and 2021 included in this prospectus have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Onestop Assurance PAC is located at 10 Anson Road, #13-09 International Plaza, Singapore 079903.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our Executive Officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

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INDEX TO SKK HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

F-1

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	296	1,427
Accounts receivable, net	1,499	388
Inventories	47	61
Contract assets	4,667	4,229
Deposits, prepayments and other receivables	380	325

Total current assets	6,889	6,430

Non-current assets:
Property and equipment, net	5,668	5,922

Total non-current assets	5,668	5,922

TOTAL ASSETS	12,557	12,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	834	707
Amounts due to related parties	4,683	4,893
Bank borrowings	2,334	1,488
Lease liabilities	238	473
Income tax payable	311	429

Total current liabilities	8,400	7,990

Long-term liabilities:
Bank borrowings	1,528	2,374
Lease liabilities	334	176

Total long-term liabilities	1,862	2,550

TOTAL LIABILITIES	10,262	10,540

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 13,875,000 ordinary shares issued and outstanding*	3	3
Additional paid-in capital	1,834	1,834
Accumulated other comprehensive income	(41)	(33)
Retained earnings	499	8

Total shareholders’ equity	2,295	1,812

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,557	12,352

*	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-2

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Revenues, net	5,147	4,912

Cost of revenue (excluded depreciation and amortization expenses)	(2,899)	(2,559)
Selling and distribution	(196)	(206)
General and administrative	(1,437)	(1,420)

	(4,532)	(4,185)

Profit from operations	615	727

Other income (expense):
Interest income	5	71
Interest expense	(74)	(74)
Gain (loss) from disposal of property and equipment	17	(6)
Government grant	19	141
Investment written off	-	(194)
Other income	6	406

Total other (expense) income, net	(27)	344

Income before income taxes	588	1,071

Income tax expense	(98)	(159)

NET INCOME	490	912

Other comprehensive income (loss):
Foreign currency translation adjustment	(8)	(166)

COMPREHENSIVE INCOME	482	746

Net income per share
Basic and Diluted	0.10	0.19

Weighted average number of ordinary shares outstanding
Basic and Diluted (’000)*	13,875	13,875

*	Retrospectively restated for effect of 1:2 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-3

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares*		Additional	Accumulated other comprehensive		Total
	No. of Shares	Amount	paid-in capital	(loss) income	Retained earnings	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2022	13,875	3	1,834	33	3,502	5,372

Dividends declared to the former shareholders	-	-	-	-	(4,942)	(4,942)
Foreign currency translation adjustment	-	-	-	(66)	-	(66)
Net income for the year	-	-	-	-	1,448	1,448

Balance as of December 31, 2022	13,875	3	1,834	(33)	8	1,812

Foreign currency translation adjustment	-	-	-	(8)	-	(8)
Net income for the period	-	-	-	-	490	490

Balance as of June 30, 2023	13,875	3	1,834	(41)	498	2,294

*	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-4

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Cash flows from operating activities:
Net income	588	1,071
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	593	582
Amortization of intangible assets	-	31
(Loss) gain on disposal of property and equipment	(17)	6

Change in operating assets and liabilities:
Accounts receivable	(1,167)	(2,931)
Inventories	13	28
Accounts payable and accrued liabilities	128	84
Contract assets	(445)	1,172
Amounts due to related parties	-	(644)
Income tax payable	(214)	(159)

Net cash used in operating activities	(521)	(760)

Cash flows from investing activities:
Purchase of property and equipment	(663)	(2,728)
Proceeds from disposal of property and equipment	333	2,218

Net cash used in investing activities	(330)	(510)

Cash flows from financing activities:
Proceed of bank borrowings	8	(513)
Additional of lease liabilities	-	314
Dividend payment	(200)	-
Repayment of lease liabilities	(76)	(222)

Net cash used in financing activities	(268)	(421)

Effect on exchange rate change on cash, cash equivalents and restricted cash	(12)	(95)

Net change in cash, cash equivalent and restricted cash	(1,131)	(1,786)

BEGINNING OF PERIOD	1,427	2,142

END OF PERIOD	296	356

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	428	302
Cash paid for interest	74	74

See accompanying notes to consolidated financial statements.

F-5

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

SKK Holdings Limited (“SKK Holdings”) is incorporated in the Cayman Islands on March 27, 2023 under the Companies Act as an exempted company with limited liability. The authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On January 8, 2024, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each.

SKK Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged civil engineering service provider that specialize in subsurface utility works in Singapore. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

SKK Group Limited (“SKK Group”)	● British Virgin Islands company ● Incorporated on April 19, 2023 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding ● Provision of investment holding	100% owned by SKK Holdings

SKK Works Pte Ltd (“SKK”)	● Singaporean company ● Incorporated on October 16, 2013 ● Issued and outstanding 2,430,000 ordinary shares for S$2,430,000 ● Construction installation NEC	100% owned by SKK Group

SKK Works M&E Pte Ltd (“SKK (M&E)”)	● Singaporean company ● Incorporated on March 1, 2018 ● Issued and outstanding 100,000 ordinary shares for S$100,000 ● General contractors and civil engineering	100% owned by SKK

Reorganization

Since 2023, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 28, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Ace Champion entered into the Acquisition Agreement, pursuant to which Ace Champion acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao.

On February 23, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Falcon Summit entered into the Acquisition Agreement, pursuant to which Falcon Summit acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao and Mr. Ng.

SKK Holdings was incorporated in the Cayman Islands with limited liability on March 27, 2023 and the initial 1 share (“Initial Share”) was transferred to Ms. Liao on the same date. The initial authorized share capital of SKK Holdings is currently 500,000,000 Shares of a par value of $0.001 each. On [●], 2024, Ms. Liao, Mr. Ng, Mr. Tang, Ease Joy, and Novel Challenge to subscribe for 1,457,541; 413,558; 121,500; 218,700 and 218,700 Shares respectively for cash at par, representing approximately 59.98%, 17.02%, 5.00%, 9.00% and 9.00% of the issued share capital of the SKK Holdings respectively.

On the assumption the Election is made, Ms. Liao transferred 240,570 Shares in SKK Holdings (representing approximately 4.95% of the issued share capital of SKK Holdings) to Ace Champion in lieu of transferring shares in SKK to Ace Champion and Ms. Liao and Mr. Ng transferred 134,720 and 105,850 Shares in SKK Holdings (representing in aggregate approximately 4.95% of the issued share capital of SKK Holdings) respectively to Falcon Summit in lieu of transferring shares in SKK to Falcon Summit). Following such transfer, SKK Holdings is held as to 1,082,252; 307,708; 121,500; 240,570; 240,570; 218,700 and 218,700 Shares by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge respectively representing approximately 44.54%, 12.66%, 5.00%, 9.90%, 9.90%, 9.00% and 9.00% respectively.

F-6

On [●], 2024, Mr. Ng, Ms. Liao, Mr. Tang and SKK Holdings entered into a reorganization agreement, pursuant to which Mr. Ng, Ms. Liao and Mr. Tang transferred their respective shares in SKK to SKK Holdings’ nominee, SKK Group in consideration of SKK Holdings allotting and issuing 1,798,200, 510,300 and 121,500 Shares to Ms. Liao, Mr. Ng and Mr. Tang respectively credited as fully paid. Following such allotment and issue, SKK Holdings is held by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge as to 2,880,452; 818,008; 243,000; 240,570; 240,570; 218,700 and 218,700 Shares respectively, representing approximately 59.27%, 16.83%, 5.00%, 4.95%, 4.95%, 4.50% and 4.50% of the issued share capital of SKK Holdings.

Prior to a group reorganization, SKK Group was the holding company of a group of companies comprised of SKK and SKK (M&E). SKK Group was held as to 74% by Ms. Liao, 21% by Mr. Ng, and 5% by Mr. Tang. Upon completion of the reorganization, Ms. Liao owned 1,798,200 shares, Mr. Ng owned 510,300 shares, and Mr. Tang owned 121,500 shares, of the Company respectively, and SKK Group, SKK and SKK (M&E) become directly/indirectly owned subsidiaries.

During the years presented in these consolidated financial statements, the control of the entities has remained under the control of Ms. Liao, Mr. Ng, and Mr. Tang. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of SKK Holdings and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

F-7

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the six months ended June 30, 2023 and 2022:

	June 30, 2023		June 30, 2022

Period-end S$:US$ exchange rate	S$	1.3495	S$	1.3902

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case December be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivables, net includes amounts billed under the contract terms. Depending on the established process between each individual client and the Company, payment terms are set forth in either the purchase orders, the Letter of Award (LOA), or the contract; the typical payment terms require settlement between 60 and 90 days after the work has been certified. The contract receivable amounts are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, the age of the accounts receivable balances, current economic conditions, and other factors relevant to assessing the collectability of such receivables. In applying the foregoing accounting policy for receivables, management regularly assesses gross outstanding receivables and the related allowance for bad debt by first considering certain qualitative factors, such as seeing how much is owed by the client, whether the balance is overdue or delinquent. In the event that the balance is overdue, management will conduct a root cause analysis to determine why it is overdue. Potential causes may dispute regarding the amount due because of agreed upon deliverables or product quality (amounts that are carried in contracts receivable should not be subject to dispute over quality or amount because all such amounts accounted for as contract receivable are only accrued if they are reasonably expected to be collected). Further in the management’s assessment is consideration if the client is still an ongoing client, which means that he is either regularly making payment in entirety or material partial payments against his balance, or the Company is still performing working on a project and that clients has historically made payment(s); management typically considers these type of clients and their related receivables as collectable and in good standing.

●	Contract assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

F-8

●	Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s financial year and applied to contracts receivables, contract assets, retention receivable and other financial instruments. The adoption of this guidance did not materially impact on the net earning and financial position and has no impact on the cash flows.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer and software	3 years
Furniture and fittings	5 years
Leasehold property	52 years
Machinery and equipment	1 – 10 years
Motor vehicles	10 years
Office equipment	3 – 5 years
Renovation	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset December not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. As discussed in Note 1, the Company provides civil engineering services to clients in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Identify the contract(s) with a client;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

F-9

Revenue from contracts

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a civil engineering service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit progress claim to the customer when the stage of the project is completed, and after the Company received the certificate from customer, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

F-10

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold approximately 5% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Revenue from maintenance works and services and others

Revenue is recognized to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

●	Cost of revenue

Cost of revenue consist of direct payroll costs, sub-contract costs, material costs and other indirect costs. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract comprises job outside to third parties. Material costs are raw materials used for the projects. Other indirect costs will be professional and miscellaneous costs associated to the projects excluded significant machinery or other long term depreciable assets and our cost of revenue presented are excluded of depreciation and amortization.

Contract costs

Contract costs consist of direct payroll costs, sub-consultant costs, material costs and other indirect costs which might include professional and miscellaneous costs associated to the projects and allocated overheads. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract and direct expenses include both sub-con-contract and other outside costs associated with performance under our contracts. Performance under our contracts does not involve significant machinery or other long term depreciable assets. We present direct costs exclusive of depreciation and amortization and as such we do not present gross profit on our combined financial statements.

●	Sales and Marketing

Sales and marketing expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. For the six months ended June 30, 2023 and 2022, the Company did not have any advertising costs.

F-11

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six months ended June 30, 2023, and 2022, the Company received government subsidies approximately $0.02 million and approximately $0.1 million, which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

F-12

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended June 30, 2023 and 2022, approximately $0.1 million and approximately $0.1 million contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended June 30, 2023 and 2022, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments And Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions December exist as of the date the financial statements are issued, which December result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that December result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-13

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, bank and cash balance approximately $0.1 million and restricted cash approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $0.3 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations December be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

F-14

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s financial year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to contracts receivable, contract assets, retention receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2020. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted ASU 326 effective January 1, 2019, the first day of the Company’s financial year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

F-15

NOTE – 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment, based on management’s assessment of available data:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Revenue from contracts	4,588	4,271
Revenue from maintenance works and services and others	559	641

	5,147	4,912

- Over time	4,588	4,271
- At a point in time	559	641

	5,147	4,912

The Company recognizes revenue from contracts based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Singapore	5,147	4,912

	5,147	4,912

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Accounts receivable – third parties	1,499	388

	1,499	388

For the six months ended June 30, 2023 and 2022, the Company made no allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

At June 30, 2023 and December 31, 2022, no outstanding accounts are 90 days past due.

F-16

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Finished goods at net realizable value	47	61

	47	61

NOTE－6 CONTRACT ASSETS AND CONTRACT LIABILITIES

Contract assets, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Revenue recognized to date	7,470	10,119
Less: Progress billings to date	(2,803)	(5,890)

Contract assets	4,667	4,229

Contract assets, current	4,667	4,229

Contract liabilities, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Billings in advance of performance obligation under contracts	-	-

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Balance at beginning of the period/year	-	-
Decrease in contract liabilities as a result of recognizing revenue during the period/ year was included in the contract liabilities at the beginning of the period/year	-	-
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	-	-

Balance at end of the period/year	-	-

The Company does not have contract liabilities during the six months ended June 30, 2023 and the financial year ended December 31, 2022 due to there were no billings in advance of performance obligation under contracts to the customers.

F-17

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000
At cost:
Computer and software	34	38
Furniture and fittings	15	15
Leasehold property	2,811	2,816
Machinery and equipment	2,580	2,411
Motor vehicles	4,090	3,964
Office equipment	104	104
Renovation	300	300

	9,934	9,648
Less: accumulated depreciation	(4,266)	(3,726)

Property and equipment, net	5,668	5,922

Depreciation expense for the six months ended June 30, 2023 and 2022 were the same at approximately $0.6 million, respectively.

NOTE－8 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	$’000	$’000

Due to related parties
Ms Liao*	3,653	3,817
Mr. Ng**	1,030	1,076

	4,683	4,893

The entities are related parties of the Company as follows:

The amounts are unsecured, interest-free and repayable on demand and the amounts were related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng on December 30, 2022 by SKK Works Pte Ltd.

* Ms. Liao is our Executive Director, our Human Resources and Administrative Director and the controlling shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

** Mr. Ng is our Executive Director, our Chief Operating Officer and a shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

NOTE－9 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Term of interest rate	As of June 30, 2023	As of December 31, 2022
			$’000	$’000

Term loans	2 to 15 years	2.0% to 3.7%	3,862	3,862

			3,862	3,862

Representing :-
Within 12 months			2,334	1,488
Over 1 year			1,528	2,374

			3,862	3,862

F-18

As of June 30, 2023 and December 31, 2022, bank borrowings were obtained from financial institution in Singapore, which bear annual interest at a fixed rate from 2% to 3.7% and becomes repayable in 2 to 15 years.

Interest related to the bank borrowings was the same at approximately of $0.07 million for the six months ended June 30, 2023 and 2022, respectively.

NOTE－10 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Operating lease expense (per ASC 842)	55	50

Total lease expense	55	50

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

F-19

Future Contractual Lease Payments as of June 30, 2023

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Period ending June 30,	Operating lease amount
$’000

2024	261
2025	366
Less: interest	(55)

Present value of lease liabilities	572

Representing:-
Current liabilities	238
Non-current liabilities	334

572

NOTE－11 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 27, 2023 with authorized share of 500,000,000 ordinary shares of par value $0.001 each. On January 8, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, Xiaoyan Liao surrendered 3,298,095 ordinary shares, Chun Seong Ng surrendered 936,869 ordinary shares, Teck Shen Tang surrendered 278,250 ordinary shares, Ease Joy Holdings Limited surrendered 250,425 ordinary shares, Novel Challenge Limited surrendered 250,425 ordinary shares, Ace Champion Investments Limited surrendered 275,468 ordinary shares and Falcon Summit Holdings Limited surrendered 275,468 ordinary shares to the Company, respectively.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that December apply to any shares of preferred stock that the Company December decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as December be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company December issue in the future.

Dividend Distribution

On December 30, 2022, SKK Works Pte Ltd approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng.

F-20

NOTE－12 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Current tax	98	159

Income tax expense	98	159

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

SKK Investment is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

SKK and SKK (M&E) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the six months ended June 30, 2023 and 2022 are as follows:

	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Income before income taxes	588	1,071
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	100	182
Tax effect of non-taxable income	(103)	(106)
Tax effect of non-deductible items	111	108
Tax holiday	(13)	(25)
Others	3	-

Income tax expense	98	159

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2023 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2023.

F-21

NOTE－13 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended June 30, 2023 and 2022, the Company had involved with any transactions, either at cost or current market prices, and on the normal commercial terms among related parties.

Nature of transactions	Six Months Ended June 30,
	2023	2022
	$’000	$’000

Sale
- SKK HDD Works (2019) Pte Ltd*	-	282

Sundry income
- SKK HDD Works (2019) Pte Ltd*	-	470

Cost of sales
- SKK HDD Works (2019) Pte Ltd*	-	105

Expenses
- SKK HDD Works (2019) Pte Ltd*	-	194

* SKK Works Pte Ltd owned 80% stake and Mr. Kim Hor Ng, an independent party owned 20% stake, respectively, in SKK HDD Works (2019) Pte Ltd. At the time of the transactions, which occurred prior to our group reorganization, Ms. Liao was the director and majority and controlling stake in SKK Works Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be subsidiary of SKK Works Pte Ltd.

NOTE－14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2023, there was one single customer who accounted for approximately 30.9% of the Company’s revenues.

For the six months ended June 30, 2022, there was one single customer who accounted for approximately 37.9% of the Company’s revenues.

(a)	Major vendors

For the six months ended June 30, 2023 and 2022, the vendor who accounted for approximately 25.2% and 14.8% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2023		2022
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000

Vendor A	25.2	182	14.8	35

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, bank and cash balance approximately $0.1 million and restricted cash approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $0.3 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

F-22

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of June 30, 2023, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of December 31, 2022, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2023 and December 31, 2022, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy December influence the Company’s business, financial condition, and results of operations.

F-23

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impact to the Company’s results of operations for 2023 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2024.

NOTE－15 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2023 and December 31, 2022, the Company has no material commitments or contingencies.

NOTE－16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2023, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

F-24

INDEX TO SKK HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

SKK HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SKK Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, the changes in the shareholders’ equity and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

PCAOB ID 6832

We have served as the Company’s auditor since 2022.

Singapore, September 20, 2023, except for Notes 1 and 11, as to which the date is January 8, 2024

F-26

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2022	2021
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	1,427	2,142
Accounts receivable, net	388	118
Inventories	61	95
Contract assets	4,229	4,316
Deposits, prepayments and other receivables	325	182

Total current assets	6,430	6,853

Non-current assets:
Property and equipment, net	5,922	6,180
Intangible assets	-	62

Total non-current assets	5,922	6,242

TOTAL ASSETS	12,352	13,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	707	573
Amounts due to related parties	4,893	676
Bank borrowings	1,488	1,677
Lease liabilities	473	331
Income tax payable	429	311

Total current liabilities	7,990	3,568

Long-term liabilities:
Bank borrowings	2,374	3,846
Lease liabilities	176	309

Total long-term liabilities	2,550	4,155

TOTAL LIABILITIES	10,540	7,723

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 13,875,000 ordinary shares issued and outstanding*	3	3
Additional paid-in capital	1,834	1,834
Accumulated other comprehensive income	(33)	33
Retained earnings	8	3,502

Total shareholders’ equity	1,812	5,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,352	13,095

*	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-27

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Revenues, net	9,621	11,917

Cost of revenue (excluded depreciation and amortization expenses)	(4,966)	(7,763)
Selling and distribution	(231)	(97)
General and administrative	(2,872)	(2,745)

	(8,069)	(10,605)

Profit from operations	1,552	1,312

Other income (expense):
Interest income	70	3
Interest expense	(154)	(188)
Gain (loss) from disposal of property and equipment	15	(70)
Government grant	176	327
Investment written off	(191)	-
Other income	397	241

Total other income, net	313	313

Income before income taxes	1,865	1,625

Income tax expense	(417)	(313)

NET INCOME	1,448	1,312

Other comprehensive loss:
Foreign currency translation adjustment	(66)	(97)

COMPREHENSIVE INCOME	1,382	1,215

Net income per share
Basic and Diluted	0.10	0.09

Weighted average number of ordinary shares outstanding
Basic and Diluted (’000)*	13,875	13,875

*	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-28

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares*		Additional	Accumulated other comprehensive		Total
	No. of shares	Amount	paid-in capital	(loss) income	Retained earnings	shareholders’ equity
	‘000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2021	13,875	3	1,834	130	2,190	4,157

Foreign currency translation adjustment	-	-	-	(97)	-	(97)
Net income for the year	-	-	-	-	1,312	1,312

Balance as of December 31, 2021	13,875	3	1,834	33	3,502	5,372

Dividends declared to the former shareholders	-	-	-	-	(4,942)	(4,942)
Foreign currency translation adjustment	-	-	-	(66)	-	(66)
Net income for the year	-	-	-	-	1,448	1,448

Balance as of December 31, 2022	13,875	3	1,834	(33)	8	1,812

*	Retrospectively restated for effect of 1:4 forward stock split and share surrender on January 8, 2024 (see Note 1 and 11).

See accompanying notes to consolidated financial statements.

F-29

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Cash flows from operating activities:
Net income	1,448	1,312
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,142	1,093
Amortization of intangible assets	58	62
(Loss) gain on disposal of property and equipment	(15)	331

Change in operating assets and liabilities:
Accounts receivable	(414)	4,013
Inventories	35	77
Accounts payable and accrued liabilities	132	(715)
Contract assets	104	(2,496)
Amounts due to related parties	(850)	435
Income tax payable	117	96

Net cash provided by operating activities	1,757	4,208

Cash flows from investing activities:
Purchase of property and equipment	(1,170)	(1,480)
Issuance of new shares	-	325
Proceeds from disposal of property and equipment	303	-

Net cash used in investing activities	(867)	(1,155)

Cash flows from financing activities:
Repayment of bank borrowings	(1,684)	(1,311)
Additional of lease liabilities	751	-
Repayment of lease liabilities	(744)	(255)

Net cash used in financing activities	(1,677)	(1,566)

Effect on exchange rate change on cash, cash equivalents and restricted cash	72	(46)

Net change in cash, cash equivalent and restricted cash	(715)	1,441

BEGINNING OF YEAR	2,142	701

END OF YEAR	1,427	2,142

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	(312)	(215)
Cash paid for interest	(154)	(188)

See accompanying notes to consolidated financial statements.

F-30

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

SKK Holdings Limited (“SKK Holdings”) is incorporated in the Cayman Islands on March 27, 2023 under the Companies Act as an exempted company with limited liability. The authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On January 8, 2024, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each.

SKK Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged civil engineering service provider that specialize in subsurface utility works in Singapore. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

SKK Group Limited (“SKK Group”)	● British Virgin Islands company ● Incorporated on April 19, 2023 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding ● Provision of investment holding	100% owned by SKK Holdings

SKK Works Pte Ltd (“SKK”)	● Singaporean company ● Incorporated on October 16, 2013 ● Issued and outstanding 2,430,000 ordinary shares for S$2,430,000 ● Construction installation NEC	100% owned by SKK Group
SKK Works M&E Pte Ltd (“SKK (M&E)”)	● Singaporean company ● Incorporated on March 1, 2018 ● Issued and outstanding 100,000 ordinary shares for S$100,000 ● General contractors and civil engineering	100% owned by SKK

Reorganization

Since 2023, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 28, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Ace Champion entered into the Acquisition Agreement, pursuant to which Ace Champion acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao.

On February 23, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Falcon Summit entered into the Acquisition Agreement, pursuant to which Falcon Summit acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao and Mr. Ng.

SKK Holdings was incorporated in the Cayman Islands with limited liability on March 27, 2023 and the initial 1 share (“Initial Share”) was transferred to Ms. Liao on the same date. The initial authorized share capital of SKK Holdings is currently 500,000,000 Shares of a par value of $0.001 each. On [●], 2024, Ms. Liao, Mr. Ng, Mr. Tang, Ease Joy, and Novel Challenge to subscribe for 1,457,541; 413,558; 121,500; 218,700 and 218,700 Shares respectively for cash at par, representing approximately 59.98%, 17.02%, 5.00%, 9.00% and 9.00% of the issued share capital of the SKK Holdings respectively.

On the assumption the Election is made, Ms. Liao transferred 240,570 Shares in SKK Holdings (representing approximately 4.95% of the issued share capital of SKK Holdings) to Ace Champion in lieu of transferring shares in SKK to Ace Champion and Ms. Liao and Mr. Ng transferred 134,720 and 105,850 Shares in SKK Holdings (representing in aggregate approximately 4.95% of the issued share capital of SKK Holdings) respectively to Falcon Summit in lieu of transferring shares in SKK to Falcon Summit). Following such transfer, SKK Holdings is held as to 1,082,252; 307,708; 121,500; 240,570; 240,570; 218,700 and 218,700 Shares by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge respectively representing approximately 44.54%, 12.66%, 5.00%, 9.90%, 9.90%, 9.00% and 9.00% respectively.

F-31

On [●], 2024, Mr. Ng, Ms. Liao, Mr. Tang and SKK Holdings entered into a reorganization agreement, pursuant to which Mr. Ng, Ms. Liao and Mr. Tang transferred their respective shares in SKK to SKK Holdings’ nominee, SKK Group in consideration of SKK Holdings allotting and issuing 1,798,200, 510,300 and 121,500 Shares to Ms. Liao, Mr. Ng and Mr. Tang respectively credited as fully paid. Following such allotment and issue, SKK Holdings is held by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge as to 2,880,452; 818,008; 243,000; 240,570; 240,570; 218,700 and 218,700 Shares respectively, representing approximately 59.27%, 16.83%, 5.00%, 4.95%, 4.95%, 4.50% and 4.50% of the issued share capital of SKK Holdings.

Prior to a group reorganization, SKK Group was the holding company of a group of companies comprised of SKK and SKK (M&E). SKK Group was held as to 74% by Ms. Liao, 21% by Mr. Ng, and 5% by Mr. Tang. Upon completion of the reorganization, Ms. Liao owned 1,798,200 shares, Mr. Ng owned 510,300 shares, and Mr. Tang owned 121,500 shares, of the Company respectively, and SKK Group, SKK and SKK (M&E) become directly/indirectly owned subsidiaries.

During the years presented in these consolidated financial statements, the control of the entities has remained under the control of Ms. Liao, Mr. Ng, and Mr. Tang. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of SKK Holdings and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

F-32

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021

Year-end S$:US$ exchange rate	S$	1.3468	S$	1.3522

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case December be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivables, net includes amounts billed under the contract terms. Depending on the established process between each individual client and the Company, payment terms are set forth in either the purchase orders, the Letter of Award (LOA), or the contract; the typical payment terms require settlement between 60 and 90 days after the work has been certified. The contract receivable amounts are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, the age of the accounts receivable balances, current economic conditions, and other factors relevant to assessing the collectability of such receivables. In applying the foregoing accounting policy for receivables, management regularly assesses gross outstanding receivables and the related allowance for bad debt by first considering certain qualitative factors, such as seeing how much is owed by the client, whether the balance is overdue or delinquent. In the event that the balance is overdue, management will conduct a root cause analysis to determine why it is overdue. Potential causes may dispute regarding the amount due because of agreed upon deliverables or product quality (amounts that are carried in contracts receivable should not be subject to dispute over quality or amount because all such amounts accounted for as contract receivable are only accrued if they are reasonably expected to be collected). Further in the management’s assessment is consideration if the client is still an ongoing client, which means that he is either regularly making payment in entirety or material partial payments against his balance, or the Company is still performing working on a project and that clients has historically made payment(s); management typically considers these type of clients and their related receivables as collectable and in good standing.

●	Contract assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

F-33

●	Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s financial year and applied to contracts receivables, contract assets, retention receivable and other financial instruments. The adoption of this guidance did not materially impact on the net earning and financial position and has no impact on the cash flows.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer and software	3 years
Furniture and fittings	5 years
Leasehold property	52 years
Machinery and equipment	1 – 10 years
Motor vehicles	10 years
Office equipment	3 – 5 years
Renovation	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset December not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. As discussed in Note 1, the Company provides civil engineering services to clients in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Identify the contract(s) with a client;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

F-34

Revenue from contracts

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a civil engineering service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit progress claim to the customer when the stage of the project is completed, and after the Company received the certificate from customer, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold approximately 5% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Revenue from maintenance works and services and others

Revenue is recognized to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

●	Cost of revenue

Cost of revenue consist of direct payroll costs, sub-contract costs, material costs and other indirect costs. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract comprises job outside to third parties. Material costs are raw materials used for the projects. Other indirect costs will be professional and miscellaneous costs associated to the projects excluded significant machinery or other long term depreciable assets and our cost of revenue presented are excluded of depreciation and amortization.

Contract costs

Contract costs consist of direct payroll costs, sub-consultant costs, material costs and other indirect costs which might include professional and miscellaneous costs associated to the projects and allocated overheads. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract and direct expenses include both sub-con-contract and other outside costs associated with performance under our contracts. Performance under our contracts does not involve significant machinery or other long term depreciable assets. We present direct costs exclusive of depreciation and amortization and as such we do not present gross profit on our combined financial statements.

●	Sales and Marketing

Sales and marketing expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.004 million for the financial years ended December 31, 2021 and did not have for the financial years ended December 31, 2022.

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●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2022, and 2021, the Company received government subsidies approximately $0.2 million and approximately $0.3 million, which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022 and 2021, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

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The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2022 and 2021, approximately $0.1 million and approximately $0.1 million contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2022 and 2021, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments And Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions December exist as of the date the financial statements are issued, which December result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that December result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, bank and cash balance approximately $1.2 million and restricted cash approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $1.4 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations December be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

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The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s financial year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to contracts receivable, contract assets, retention receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2020. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted ASU 326 effective January 1, 2019, the first day of the Company’s financial year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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NOTE – 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Revenue from contracts	8,443	10,603
Revenue from maintenance works and services and others	1,178	1,314

	9,621	11,917

- Over time	8,443	10,603
- At a point in time	1,178	1,314

	9,621	11,917

The Company recognizes revenue from contracts based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Singapore	9,621	11,917

	9,621	11,917

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Accounts receivable – third parties	388	118

	388	118

For the financial years ended December 31, 2022 and 2021, the Company made no allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

At December 31, 2022 and 2021, no outstanding accounts are 90 days past due.

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NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2022	2021
	$’000	$’000

Finished goods at net realizable value	61	95

	61	95

NOTE－6 CONTRACT ASSETS AND CONTRACT LIABILITIES

Contract assets, consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Revenue recognized to date	10,119	9,884
Less: Progress billings to date	(5,890)	(5,568)

Contract assets	4,229	4,316

Contract assets, current	4,229	4,336

Contract liabilities, consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Billings in advance of performance obligation under contracts	-	-

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows:

As of December 31,
	2022	2021
	$’000	$’000

Balance at beginning of the year	-	-
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	-	-
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	-	-

Balance at end of the year	-	-

The Company does not have contract liabilities during the financial years ended December 31, 2022 and 2021 due to there were no billings in advance of performance obligation under contracts to the customers.

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000
At cost:
Computer and software	38	38
Furniture and fittings	15	14
Leasehold property	2,816	3,233
Machinery and equipment	2,411	1,835
Motor vehicles	3,964	3,462
Office equipment	104	100
Renovation	300	189

	9,648	8,871
Less: accumulated depreciation	(3,726)	(2,691)

Property and equipment, net	5,922	6,180

Depreciation expense for the financial years ended December 31, 2022 and 2021 were the same at approximately $1.1 million, respectively.

NOTE－8 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Due to related parties
Ms Liao*	3,817	15
Mr. Ng**	1,076	-
SKK HDD Works (2019) Pte Ltd***	-	661

	4,893	676

The entities are related parties of the Company as follows:

The amounts are unsecured, interest-free and repayable on demand and the amounts were related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng on December 30, 2022 by SKK Works Pte Ltd.

* Ms. Liao is our Executive Director, our Human Resources and Administrative Director and the controlling shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

** Mr. Ng is our Executive Director, our Chief Operating Officer and a shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

*** SKK HDD Works (2019) Pte Ltd was owned by SKK Works Pte Ltd holding 80% stake and Mr. Kim Hor Ng, an independent party holding 20% stake, respectively. Ms. Liao was the director and majority and controlling stake in SKK Works Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd.

NOTE－9 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of December 31,
	repayments	interest rate	2022	2021
			$’000	$’000

Term loans	2 to 15 years	2.0% to 3.7%	3,862	5,523

			3,862	5,523

Representing :-
Within 12 months			1,488	1,677
Over 1 year			2,374	3,846

			3,862	5,523

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As of December 31, 2022 and 2021, bank borrowings were obtained from financial institution in Singapore, which bear annual interest at a fixed rate from 2% to 3.7% and becomes repayable in 2 to 15 years.

Interest related to the bank borrowings was the same at approximately of $0.2 million for the financial years ended December 31, 2022 and 2021, respectively.

NOTE－10 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Operating lease expense (per ASC 842)	105	109

Total lease expense	105	109

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

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Future Contractual Lease Payments as of December 31, 2022

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Financial Years ending December 31,	Operating lease amount
$’000

2023	506
2024	183
Less: interest	(40)

Present value of lease liabilities	649

Representing:-
Current liabilities	473
Non-current liabilities	176

649

NOTE－11 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 27, 2023 with authorized share of 500,000,000 ordinary shares of par value $0.001 each. On January 8, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:4 forward stock split and to change the authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, Xiaoyan Liao surrendered 3,298,095 ordinary shares, Chun Seong Ng surrendered 936,869 ordinary shares, Teck Shen Tang surrendered 278,250 ordinary shares, Ease Joy Holdings Limited surrendered 250,425 ordinary shares, Novel Challenge Limited surrendered 250,425 ordinary shares, Ace Champion Investments Limited surrendered 275,468 ordinary shares and Falcon Summit Holdings Limited surrendered 275,468 ordinary shares to the Company, respectively.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that December apply to any shares of preferred stock that the Company December decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as December be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company December issue in the future.

Dividend Distribution

On December 30, 2022, SKK Works Pte Ltd approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng.

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NOTE－12 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Current tax	419	330
Deferred tax	(2)	(17)

Income tax expense	417	313

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

SKK Investment is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

SKK and SKK (M&E) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2022 and 2021 are as follows:

	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Income before income taxes	1,865	1,625
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	317	276
Tax effect of non-taxable income	(174)	(21)
Tax effect of non-deductible items	289	241
Deferred tax	(2)	17
Tax holiday	(22)	(232)
Others	9	32

Income tax expense	417	313

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2022 and 2021 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

F-44

NOTE－13 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2022 and 2021, the Company had involved with any transactions, either at cost or current market prices, and on the normal commercial terms among related parties.

Nature of transactions	Financial Years Ended December 31,
	2022	2021
	$’000	$’000

Sale
- SKK HDD Works (2019) Pte Ltd*	278	883

Sundry income
- SKK HDD Works (2019) Pte Ltd*	464	231

Cost of sales
- SKK HDD Works (2019) Pte Ltd*	103	2,781

Expenses
- SKK HDD Works (2019) Pte Ltd*	191	2

* SKK Works Pte Ltd owned 80% stake and Mr. Kim Hor Ng, an independent party owned 20% stake, respectively, in SKK HDD Works (2019) Pte Ltd. At the time of the transactions, which occurred prior to our group reorganization, Ms. Liao was the director and majority and controlling stake in SKK Works Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be subsidiary of SKK Works Pte Ltd.

NOTE－14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended December 31, 2022, there was one single customer who accounted for approximately 24.5% of the Company’s revenues.

For the financial year ended December 31, 2021, there was one single customer who accounted for approximately 38.5% of the Company’s revenues.

(a)	Major vendors

For the financial years ended December 31, 2022 and 2021, the vendor who accounted for approximately 15.8 % and 69.3% or more of the Company’s purchases and its outstanding payable balances as at year end date, respectively, is presented as follows:

	2022		2021
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000	%	$’000

Vendor A	15.8	97	69.3	183

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, bank and cash balance approximately $1.2 million and restricted cash approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $1.4 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

F-45

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2022, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of December 31, 2021, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2022 and 2021, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy December influence the Company’s business, financial condition, and results of operations.

F-46

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2023.

NOTE－15 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022 and 2021, the Company has no material commitments or contingencies.

NOTE－16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

F-47

RESALE PROSPECTUS ALTERNATE PAGE

SKK Holdings Limited

PRELIMINARY PROSPECTUS

Through and including [●], 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated [●], 2024

PRELIMINARY PROSPECTUS

SKK Holdings Limited

1,647,999 Ordinary Shares

This prospectus relates to the resale of 636,812 Ordinary Shares held by Ace Champion Investments Limited, 636,812 Ordinary Shares held by Falcon Summit Holdings Limited and 374,375 Ordinary Shares held by Ease Joy Holdings Limited (collectively the “Resale Shareholders”). We will not receive any of the proceeds from the sale of Ordinary Shares by the Resale Shareholders.

Any shares sold by the Resale Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public offering price of the Ordinary Shares which we are selling in our initial public offering, which is set at between US$4.00 and US$5.00 per Ordinary Share. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Resale Shareholders. No sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market or another national securities exchange.

On [●], 2024, a registration statement under the Securities Act with respect to our initial public offering of Ordinary Shares was declared effective by the Securities and Exchange Commission. We received approximately US$6.8 million in net proceeds from the offering after payment of underwriting discounts and commissions.

Concurrent with our initial public offering, our Ordinary Shares were listed on the Nasdaq Capital Market or another national securities exchange under the symbol “SKK.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

An investment in our Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page 14 of this prospectus before you make your decision to invest in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2024

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[RESALE PROSPECTUS ALTERNATE PAGE]

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS
PRESENTATION OF FINANCIAL INFORMATION
MARKET AND INDUSTRY DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEFINITIONS
PROSPECTUS SUMMARY
RISK FACTORS
ENFORCEABILITY OF CIVIL LIABILITIES
USE OF PROCEEDS	Alt-1
CAPITALIZATION
DIVIDENDS AND DIVIDEND POLICY
DILUTION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HISTORY AND CORPORATE STRUCTURE
INDUSTRY OVERVIEW
BUSINESS
REGULATORY ENVIRONMENT
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION	Alt-2
LEGAL MATTERS	Alt-3
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Until ______, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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THE OFFERING

Ordinary Shares being offered	In aggregate 1,647,999 Ordinary Shares (as to 636,812 Ordinary Shares by Ace Champion Investments Limited, 636,812 Ordinary Shares by Falcon Summit Holdings Limited and 374,375 Ordinary Shares by Ease Joy Holdings Limited)

Ordinary Shares outstanding after this offering	15,625,000 Ordinary Shares, assuming the issuance and sale of 1,750,000 Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Use of proceeds	We will not receive any proceeds from the sale of Ordinary Shares held by the Resale Shareholders being registered in this prospectus.

Proposed Nasdaq Capital Market Symbol	SKK

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

USE OF PROCEEDS

The Resale Shareholders will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

RESALE SHAREHOLDERS

The Ordinary Shares being offered by Ace Champion Investments Limited were acquired by Ace Champion Investments Limited on February 28, 2023 from Ms. Liao and Mr. Ng for an aggregate consideration of US$400,000. We are registering 636,812 Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time.

The Ordinary Shares being offered by Falcon Summit Holdings Limited were acquired by Falcon Summit Holdings Limited on February 28, 2023 from Ms. Liao and Mr. Ng for an aggregate consideration of US$400,000. We are registering 636,812 Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time.

The Ordinary Shares being offered by Ease Joy Holdings Limited were issued to it on October 18, 2023. These shares were subscribed by Ease Joy Holdings Limited on October 18, 2023 for cash at par. We are registering 374,375 Ordinary Shares for them in order to permit them to offer the Ordinary Shares for resale from time to time.

This prospectus and any prospectus supplement will only permit the Resale Shareholders to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Resale Shareholders are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Resale Shareholders the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Resale Shareholders who are offering the Ordinary Shares for resale by this prospectus, the number and percentage of Ordinary Shares beneficially owned by them, the number of Ordinary Shares that may be offered for resale by this prospectus and the number and percentage of Ordinary Shares they will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the Resale Shareholders. We will not receive any proceeds from the resale of the Ordinary Shares by the Resale Shareholders. The Resale Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering

Ace Champion	636,812	4.08%	636,812	-	-%
Falcon Summit	636,812	4.08%	50,000	-	-%
Ease Joy	374,375	2.40%	374,375	-	-%

(1) Based on 15,625,000 Ordinary Shares issued and outstanding post to completion of the Company’s initial public offering.

(2) Since we do not have the ability to control how many, if any, of the shares the Resale Shareholders will sell, we have assumed that they will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

Ace Champion is a company incorporated in the BVI and wholly-owned by Mr. Ching Ping Cheung (Stephen), an independent third party. Falcon Summit is a company incorporated in the BVI and owned as to 50% and 50% by Mr. Seow Gee Tan and Mr. Teo Siong Gay and both are independent third parties. Ease Joy is a company incorporated in the BVI and wholly-owned by Mr. Kok Chuah Tan, an independent third party.

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PLAN OF DISTRIBUTION

Ace Champion Investments Limited, Falcon Summit Holdings Limited and Ease Joy Holdings Limited and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Ordinary Shares covered hereby on the Nasdaq Capital Market or another national securities exchange, market or trading facility on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. They may use any one or more of the following methods when selling its Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Resale Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Resale Shareholders may also sell its Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Resale Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

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In connection with the sale of the Ordinary Shares or interests therein, The Resale Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. The Resale Shareholders may also sell Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Resale Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Resale Shareholders and any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Resale Shareholders have informed the Company that none of them have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Ordinary Shares.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Ordinary Shares.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Ordinary Shares may be resold by The Resale Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the Ordinary Shares held by The Resale Shareholders have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Ordinary Shares may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, The Resale Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by The Resale Shareholders or any other person. We will make copies of this prospectus available to The Resale Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the Ordinary Shares being offered by this prospectus will be passed upon for us by Conyers Dill & Pearman.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our Executive Officers and Directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as Directors or Executive Officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our Directors and Executive Officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit [●] to this registration statement will also provide for indemnification of us and our Executive Officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Executive Officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Ordinary Shares

Allottee	Date of Sale or Issuance	Number of Securities

Ms. Xiaoyan Liao	[●]	[●]

Mr. Chun Seong Ng	[●]	[●]

Mr. Teck Shen Tang	[●]	[●]

Ease Joy	[●]	[●]

Novel Challenge	[●]	[●]

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

II-2

5. That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-3

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement*
3.1	Form of Amended Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant*
5.1	Form of Opinion of Conyers Dill & Pearman regarding the validity of securities being registered*
8.1	Form of Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters*
14.1	Code of Ethics of the Registrant*
21.1	Consent of Onestop Assurance PAC
21.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
24.1	Form of Power of Attorney (included on signature pages)
107	Filing Fee Table*

*To be filed by amendment

**Previously filed

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on January 17, 2024.

SKK HOLDINGS LIMITED

By:	/s/ Ms. Xiaoyan Liao
Name:	Ms. Xiaoyan Liao
Title:	Executive Director

By:	/s/ Mr. Chun Seong Ng
Name:	Mr. Chun Seong Ng
Title:	Executive Director

By:	/s/ Mr. Koon Kiat Sze
Name:	Mr. Koon Kiat Sze
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Ms. Phaik Shya Koay
Name:	Ms. Phaik Shya Koay
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

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POWER OF ATTORNEY

We, the undersigned Directors and Executive Officers of SKK Holdings Limited and its subsidiaries hereby severally constitute and appoint Mr. Koon Kiat Sze, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ms. Xiaoyan Liao	Executive Director	January 17, 2024
Ms. Xiaoyan Liao

/s/ Mr. Chun Seong Ng	Executive Director	January 17, 2024
Mr. Chun Seong Ng

/s/ Mr. Koon Kiat Sze	Chief Executive Officer (Principal Executive Officer)	January 17, 2024
Mr. Koon Kiat Sze

/s/ Ms. Phaik Shya Koay	Chief Financial Officer (Principal Financial and Accounting Officer)	January 17, 2024
Ms. Phaik Shya Koay

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, NY, United States of America on _____, 2023.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title:

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